CARRIAGE
SERVICES

carriageservices.com

BUILT TO
LAST

Annual Report

2022

CARRIAGE SERVICES

COMBINING THE POWER OF POSSIBILITIES WITH THE ART OF HIGH PERFORMANCE

"

Indeed, if there is any one "secret" to an enduring great company, it is the ability to manage continuity and change - a discipline that must be consciously practiced, even by the most visionary of companies.

- Jim Collins

"

Combining The Power Of Possibilities With The Art Of High Performance

Track Record of Long-Term Revenue & Adjusted Consolidated EBITDA Growth



Long-Term Adjusted Diluted Earnings Per Share Growth



Introduction to the 2022 Shareholder Letter

For those of you who have followed Carriage over the years, it will come as no surprise that we are comfortable doing things a little differently than the "traditional model." This year's shareholder letter will be another example of that commitment to thinking differently, as I am writing it in collaboration with my partners on the Strategic Vision and Principles Group (the "SVPG"). When I first announced the formation of the SVPG on June 2, 2021, I noted that I would dedicate my time to growing and mentoring this small group of executive leaders to collectively represent the future leadership of Carriage.

Over the past two years, by design, you have heard more from both Carlos Quezada and Steve Metzger through our earnings releases and quarterly calls. We recently added the fourth member to our SVPG team, our new CFO, Kian Granmayeh. This team's collective experience, diverse perspectives, and natural desire to collaborate, has exceeded even my high expectations for the SVPG.

As part of my continued efforts to mentor and grow this talent, I asked Carlos and Steve (Kian joined us just as we are wrapping up this letter) to join me in crafting this year's shareholder letter. What you will read in the following pages is our look back at 2022 and, more importantly, our look ahead. What we hope you can also take away from this shareholder letter, is the excitement we all feel about where we are today, the hard work it has taken to get here, and how well positioned we are to continue to drive an accelerated growth plan over the next several years. This is why our Company-wide theme for 2023 is **"Creating High Performance Possibilities"** as we look to continue to capitalize on the strong foundation that is already in place.



Mel Payne

Mel Payne
Chief Executive Officer
and Chairman of the Board



2022: Year in Review

Taking the time to reflect both personally and as a Company, is critical to ensuring our focus on creating value for our shareholders remains at the forefront of our strategic thinking. As I look back at 2022, there is much to be proud of, and there are also many lessons learned that will inform our leadership team as we build towards the future.

Beginning in late 2018, the Company began to undergo a significant and intentional transformation. We have talked at length about this transformation in the past, so I will not go into great detail during this letter. However, in looking back at 2022, it is important to note that much of what we see by way of progress within the Company today, is directly tied to the leadership changes we have made over the past several years. We have recruited key leaders who have introduced new ideas, while embracing the unique **Carriage High Performance Culture,** and in the process, cleared the way for others within the organization to think differently. This leadership shift has created an environment where the best ideas will always win, and people are comfortable questioning the status quo when there is a better way to do something.

2022: Key Achievements

In 2022, we identified and recruited two new members to join our leadership team. Rob Franch joined us from Cushman and Wakefield to serve as our Chief Information Officer and lead our mission to rethink our approach to technology as an accelerator to our long-term growth plans. In less than a year, Rob has created the blueprint for this vision with Project

Trinity, which includes an exciting partnership with Funeral 365 that will drive internal efficiencies, prepare us to support more rapid future growth, and provide our businesses with the latest technological advances to assist in their service to our families.

This past year, we also recruited Robbie Pape to serve as our Senior Vice President and Regional Partner. Robbie, who has more than thirty years of industry experience and serves as the incoming President of the International Cemetery, Cremation and Funeral Association, brings a diverse background and first-class reputation within our profession to Carriage. She joins our team of operational leaders as they continue to identify areas to enhance service, identify growth opportunities and gain market share.

Last year also saw us expand our sales team to help drive our focus on preneed and cemetery sales that began in late 2020. To compare where we are today with our sales team with where we were in 2020, is truly incredible. However, what is more exciting for our shareholders, is what lies ahead in terms of opportunities to drive further efficiencies within our sales organization, including a review of our third-party partnerships and continued recruitment and development of our sales leaders.

2022 was also a strong year for our growth through acquisition plan. We entered the growing strategic market of Charlotte, North Carolina for the first time, with one of the largest, premier operators, Heritage Funeral and Cremation Services and Forest Lawn East Cemetery. We also acquired a high-volume business just outside of Orlando, Florida that has been growing at a rapid pace over the past several years. We also entered into a definitive

agreement to acquire the largest operator in Bakersfield, California, a transaction we closed in March of this year. These key acquisitions continue a trend of high-quality, large-scale additions that have been driving our growth since 2019. I will discuss the evolution of our growth through acquisition strategy in greater detail later in this letter.

There are a number of additional areas that drove our progress this past year. From continuing to invest in service-related enhancements, to developing a more sophisticated approach to marketing, to creating a more holistic approach to our employees' wellbeing through a growing wellness plan, 2022 was a year filled with broad achievements. Our goal each year is to look back and know that we finished the year as a better Company than when we started. I have no doubt that we achieved that goal in 2022, and the expectation for 2023 will be no different.



Heritage Funeral and Cremation Services, Charlotte, North Carolina

2022: Lessons Learned

While this past year featured significant progress and success, we would not be truly reflective if we did not identify lessons learned during the year. One of the key pillars of the SVPG is to be comfortable expressing opinions that may not be shared by others on the team. This includes candidly telling your colleagues when you outright disagree with an approach and believe the Company needs to adjust course in an area. This is often how the best decisions are ultimately made, and while it sounds easy to accomplish in theory, it takes the right group of leaders for it to be effective in practice. Over the course of the past two years, we have had plenty of those conversations, ranging from capital allocation decisions to how we communicate our earnings and quarterly performance.

One of the key lessons learned last year was related to capital allocation. I have spoken in detail before about our failure to pause on share repurchases earlier than we did. While there is no need to revisit that topic, one of the important lessons the SVPG learned was to ensure the entire team is aligned on these key capital allocation decisions. Since that time, there has been great discussion and debate surrounding all matters concerning our precious capital.

The SVPG also revisited how we tell our story and determined we can do a much better job in that area. While our refreshed approach to our earnings releases, public communications, and Investor Relations focus have been rethought and updated as of the beginning of this year, the groundwork for these decisions was laid during discussions throughout 2022, as we listened to feedback from valued shareholders and our Carriage colleagues.

The most exciting thing for me related to these lessons learned, is the thoughtful debate between the SVPG and other leaders within our Company that is leading to key changes and an important evolution of Carriage. What worked for Carriage during the first 30 years, is not necessarily what will drive Carriage forward over the next 30 years. As we continue to champion an environment where we are all driven to make incremental improvements each day, and where challenging the status quo with a new and potentially better idea is encouraged, Carriage will accelerate its growth and expand the value it provides to our shareholders.


NOTES 3/15/22
respond, don't react / D.P.S. Skill
How do I sustain excellence through change?
o Culture is the only way
Who is our customer?
Experience - I always think of the WOW moments

Carriage At A Glance

173
Funeral Homes

32
Cemeteries

370 million
2022 Annual Revenue

11.5%
Earnings Per Share CAGR (2013-2022)

2,500+
Employees Nationwide

7.7%
Adjusted Consolidated EBITDA
CAGR (2013-2022)

Darling & Fischer Chapel of the Hills, Los Gatos, California

The Best Is Yet To Come: A BOLD Ten-Year Vision 2022-2031

But First, a Look Back to our First Five-Year Strategy 2012-2016

Throughout my professional and personal endeavors, I have consistently adopted a comprehensive approach to planning, encompassing a Ten-Year Vision, Five-Year Strategy, and One-Year Plan. This approach has been applied to all aspects of my work, including my role at Carriage.

I introduced this methodology to Carriage in 2007 and referenced it in various shareholder letters, specifically highlighting its importance in the wake of a significant management reorganization on November 4, 2011, which we now refer to as our **Good To Great Transition Date.** This pivotal moment served as the catalyst for the development of our First Five-Year Strategy, launched on January 1, 2012. Dubbed the **Good To Great Value Creation Award,** this strategy was anchored on sustained Standards Achievement over a full five-year period, as elaborated in pages 35-36 of my 2016 shareholder letter.

The initial five-year **Good To Great Journey** (2012-2016) culminated in remarkable achievements for Carriage. Our Total Revenue surged from $190.6 million (2011 base year) to $248.2 million in 2016, reflecting growth of $57.6 million or 30.2%. The compounded annual growth rate (CAGR) of 5.4% over this period highlights our sustained performance.

We converted this revenue into Adjusted Consolidated EBITDA from $50.6 million (2011 base year) to $73.7 million in 2016, indicating growth of $23.1 million or 45.6%, with a CAGR of 7.8% over this period. This success was further amplified by an impressive growth of EPS, which increased from $0.66 cents per share (2011 base year) to $1.62 cents per share in 2016, an increase of $0.96 cents per share or 145.5%, with a CAGR of 19.7% over the five-year period.

These tangible results validate our unique approach and demonstrate our potential as a **Value Creation Platform** for shareholders. While we strive for continuous improvement and evolution, these achievements serve as a testament to the exceptional performance of our team and our unwavering commitment to delivering value to our shareholders.



Bradshaw-Carter Memorial & Funeral Services, Houston, Texas

2012-2016 Five Year Annual Operating and Financial Trend Report (In Thousands, Except Margin and Per Share Data)	2011 Base Year	2012	2013	2014	2015	2016	2012-2016
Funeral Operating Revenue							
Same Store Revenue	$106,679	$120,576	$118,813	$119,322	$131,740	$140,459	$630,910
Acquisition Revenue	30,307	25,802	35,891	44,930	44,628	40,165	191,416
Total Funeral Operating Revenue	**$136,986**	**$146,378**	**$154,704**	**$164,252**	**$176,368**	**$180,624**	**$822,326**
Cemetery Operating Revenue							
Same Store Revenue	$32,407	$39,902	$40,181	$41,257	$43,336	$45,441	$210,117
Acquisition Revenue	6,574	166	298	1,599	3,321	3,506	8,890
Total Cemetery Operating Revenue	**$38,981**	**$40,068**	**$40,479**	**$42,856**	**$46,657**	**$48,947**	**$219,007**
Total Financial Revenue	**$14,669**	**$17,703**	**$18,774**	**$19,016**	**$19,477**	**$18,629**	**$93,599**
Ancillary Revenue	$-	$-	$-	$-	$-	$-	$-
Total Divested/Planned Divested Revenue	$-	$-	$-	$-	$-	$-	$-
Total Revenue	**$190,636**	**$204,149**	**$213,957**	**$226,124**	**$242,502**	**$248,200**	**$1,134,932**
5 Year CAGR (2011-2016)							*5.4%*
Funeral Field EBITDA							
Same Store Funeral Field EBITDA	$38,152	$46,231	$44,682	$44,756	$50,563	$54,706	$240,938
Same Store Funeral Field EBITDA Margin	35.8%	38.3%	37.6%	37.5%	38.4%	38.9%	38.2%
Acquisition Funeral Field EBITDA	8,938	8,339	10,886	15,718	17,750	16,536	69,229
Acquisition Funeral Field EBITDA Margin	29.5%	32.3%	30.3%	35.0%	39.8%	41.2%	36.2%
Total Funeral Field EBITDA	**$47,090**	**$54,570**	**$55,568**	**$60,474**	**$68,313**	**$71,242**	**$310,167**
Total Funeral Field EBITDA Margin	**34.4%**	**37.3%**	**35.9%**	**36.8%**	**38.7%**	**39.4%**	**37.7%**
Cemetery Field EBITDA							
Same Store Cemetery Field EBITDA	$7,603	$10,176	$11,757	$11,845	$14,045	$14,499	$62,322
Same Store Cemetery Field EBITDA Margin	23.5%	25.5%	29.3%	28.7%	32.4%	31.9%	29.7%
Acquisition Cemetery Field EBITDA	1,944	(76)	(43)	351	1,088	1,168	2,488
Acquisition Cemetery Field EBITDA Margin	29.6%	(45.8%)	(14.4%)	22.0%	32.8%	33.3%	28.0%
Total Cemetery Field EBITDA	**$9,547**	**$10,100**	**$11,714**	**$12,196**	**$15,133**	**$15,667**	**$64,810**
Total Cemetery Field EBITDA Margin	**24.5%**	**25.2%**	**28.9%**	**28.5%**	**32.4%**	**32.0%**	**29.6%**
Total Financial EBITDA	**$13,292**	**$16,247**	**$17,325**	**$17,689**	**$18,093**	**$17,504**	**$86,858**
Total Financial EBITDA Margin	**90.6%**	**91.8%**	**92.3%**	**93.0%**	**92.9%**	**94.0%**	**92.8%**
Ancillary EBITDA	$-	$-	$-	$-	$-	$-	$-
Ancillary EBITDA Margin	-	-	-	-	-	-	-
Total Divested/Planned Divested EBITDA	$-	$-	$-	$-	$-	$-	$-
Divested/Planned Divested EBITDA Margin	-	-	-	-	-	-	-
Total Field EBITDA	**$69,929**	**$80,917**	**$84,607**	**$90,359**	**$101,539**	**$104,413**	**$461,835**
Total Field EBITDA Margin	**36.7%**	**39.6%**	**39.5%**	**40.0%**	**41.9%**	**42.1%**	**40.7%**
Total Overhead	**$28,900**	**$30,272**	**$33,020**	**$34,127**	**$34,667**	**$35,898**	**$167,984**
Overhead as a Percentage of Revenue	**15.2%**	**14.8%**	**15.4%**	**15.1%**	**14.3%**	**14.5%**	**14.8%**
Adjusted Diluted Earnings Per Share	$0.66	$0.85	$0.98	$1.34	$1.48	$1.62	CAGR **19.7%**
Weighted Average Diluted Shares Outstanding	18,397	18,226	22,393	18,257	18,313	17,460	
Adjusted Consolidated EBITDA	**$50,623**	**$54,898**	**$56,137**	**$61,653**	**$71,133**	**$73,691**	**$317,512**
Adjusted Consolidated EBITDA Margin	**26.6%**	**26.9%**	**26.2%**	**27.3%**	**29.3%**	**29.7%**	**28.0%**
5 Year CAGR (2011-2016)							*7.8%*

The amounts reflected in "same store" and "acquired" are the amounts as reported in our financial statements for that year reported. These amounts will differ from our current year financial statements as funeral homes and cemeteries transition from acquired to same store after five years.

The Second Five-Year Strategy 2017-2021

With a strong foundation and building upon the success of our initial strategy, we embarked on our second **Good To Great Five-Year Strategy** on January 1, 2017. At Carriage, we pride ourselves on fostering a "Darwinian Culture," where only the best and most talented "A" Players thrive and succeed on the playing field. This ethos drives our evolutionary process and was exemplified in our second five-year period, where we top-graded leadership positions in the field and our Houston Support Center, resulting in improved **High Performance.**

We refined our acquisition selection process, focusing on larger businesses in growing markets, resulting in significant progress and achievements during this period. In fact, we have dedicated an entire section of this letter to share more details about the evolution of our acquisition strategy.

To summarize the milestones achieved during our second five-year period (2017-2021), we grew from $248.2 million (2016 base year) in Total Revenue to $375.9 million at the end of 2021, representing growth of $127.7 million or 51.4%, with a CAGR of 8.7% for this period. Our Adjusted Consolidated EBITDA also grew from $73.7 million (2016 base year) to $126.2 million in 2021, an increase of $52.5 million or 71.2%, with a CAGR of 11.4% for the second five-year period. Meanwhile, our EPS grew from $1.62 cents per share to $3.02 cents per share, representing growth of $1.40 cents per share or 86.4%.

In conclusion, our first two five-year terms were extremely successful, with our first five-year Adjusted Consolidated EBITDA CAGR of 7.8%, and an even better second five-year Adjusted Consolidated EBITDA CAGR of 11.4%, and a combined two five-year periods (2011-2021) CAGR of 9.6% for Adjusted Consolidated EBITDA and 16.4% for EPS. Our Carriage Ten-Year Vision, aligned with our **Vision and Mission of Being The Best,** accelerated and delivered extraordinary results, showcasing the **High Performance Possibilities** at Carriage. So, what could the next ten years at Carriage look like?





At Carriage, we believe anything is possible when we push ourselves beyond our limits and strive for excellence daily.

Carlos Quezada

President, Chief Operating Officer
and Vice Chairman of the Board

2017-2021 Five Year Annual Operating and Financial Trend Report (In Thousands, Except Margin and Per Share Data)	2016 Base Year	2017	2018	2019	2020	2021	2017-2021
Funeral Operating Revenue							
Same Store Revenue	$140,459	$158,106	$160,459	$167,246	$179,779	$215,039	$880,629
Acquisition Revenue	40,165	34,294	41,447	33,146	46,897	38,031	193,815
Total Funeral Operating Revenue	**$180,624**	**$192,400**	**$201,906**	**$200,392**	**$226,676**	**$253,070**	**$1,074,444**
Cemetery Operating Revenue							
Same Store Revenue	$45,441	$45,044	$41,740	$49,455	$51,694	$64,171	$252,104
Acquisition Revenue	3,506	3,194	3,395	295	17,583	27,829	52,296
Total Cemetery Operating Revenue	**$48,947**	**$48,238**	**$45,135**	**$49,750**	**$69,277**	**$92,000**	**$304,400**
Total Financial Revenue	**$18,629**	**$17,501**	**$16,239**	**$16,022**	**$19,735**	**$22,917**	**$92,414**
Ancillary Revenue	**$-**	**$-**	**$-**	**$-**	**$-**	**$-**	**$-**
Total Divested/Planned Divested Revenue	**$-**	**$-**	**$-**	**$-**	**$-**	**$-**	**$-**
Total Revenue	**$248,200**	**$258,139**	**$267,992**	**$274,107**	**$329,448**	**$375,886**	**$1,505,572**
5 Year CAGR (2016-2021)							8.7%
10 Year CAGR (2011-2021)							7.0%
Funeral Field EBITDA							
Same Store Funeral Field EBITDA	$54,706	$60,864	$58,976	$63,938	$74,817	$93,025	$351,620
Same Store Funeral Field EBITDA Margin	38.9%	38.5%	36.8%	38.2%	41.6%	43.3%	39.9%
Acquisition Funeral Field EBITDA	16,536	13,565	15,397	12,547	18,617	16,017	76,143
Acquisition Funeral Field EBITDA Margin	41.2%	39.6%	37.1%	37.9%	39.7%	42.1%	39.3%
Total Funeral Field EBITDA	**$71,242**	**$74,429**	**$74,373**	**$76,485**	**$93,434**	**$109,042**	**$427,763**
Total Funeral Field EBITDA Margin	**39.4%**	**38.7%**	**36.8%**	**38.2%**	**41.2%**	**43.1%**	**39.8%**
Cemetery Field EBITDA							
Same Store Cemetery Field EBITDA	$14,499	$12,864	$12,733	$17,055	$19,469	$27,015	$89,136
Same Store Cemetery Field EBITDA Margin	31.9%	28.6%	30.5%	34.5%	37.7%	42.1%	35.4%
Acquisition Cemetery Field EBITDA	1,168	1,039	1,147	73	7,128	15,526	24,913
Acquisition Cemetery Field EBITDA Margin	33.3%	32.5%	33.8%	24.7%	40.5%	55.8%	47.6%
Total Cemetery Field EBITDA	**$15,667**	**$13,903**	**$13,880**	**$17,128**	**$26,597**	**$42,541**	**$114,049**
Total Cemetery Field EBITDA Margin	**32.0%**	**28.8%**	**30.8%**	**34.4%**	**38.4%**	**46.2%**	**37.5%**
Total Financial EBITDA	**$17,504**	**$16,180**	**$14,687**	**$14,419**	**$18,404**	**$21,365**	**$85,055**
Total Financial EBITDA Margin	**94.0%**	**92.5%**	**90.4%**	**90.0%**	**93.3%**	**93.2%**	**92.0%**
Ancillary EBITDA	**$-**	**$-**	**$-**	**$298**	**$1,186**	**$1,006**	**$2,490**
Ancillary EBITDA Margin	**-**	**-**	**-**	**39.8%**	**25.4%**	**22.7%**	**25.3%**
Total Divested/Planned Divested EBITDA	**$-**	**$-**	**$1,373**	**$1,437**	**$2,321**	**$687**	**$5,818**
Divested/Planned Divested EBITDA Margin	**-**	**-**	**29.1%**	**20.0%**	**25.5%**	**19.8%**	**23.8%**
Total Field EBITDA	**$104,413**	**$104,512**	**$104,313**	**$109,767**	**$141,942**	**$174,641**	**$635,175**
Total Field EBITDA Margin	**42.1%**	**40.5%**	**38.9%**	**40.0%**	**43.1%**	**46.5%**	**42.2%**
Total Overhead	**$35,898**	**$36,430**	**$36,993**	**$37,554**	**$40,514**	**$54,282**	**$205,773**
Overhead as a Percentage of Revenue	14.5%	14.1%	13.8%	13.7%	12.3%	14.4%	13.7%
Adjusted Diluted Earnings Per Share	$1.62	$1.39	$1.17	$1.25	$1.86	$3.02	CAGR 13.3%
Weighted Average Diluted Shares Outstanding	17,460	17,715	18,374	18,005	18,077	18,266	
Adjusted Consolidated EBITDA	**$73,691**	**$68,702**	**$70,192**	**$76,587**	**$104,250**	**$126,161**	**$445,892**
Adjusted Consolidated EBITDA Margin	**29.7%**	**26.6%**	**26.2%**	**27.9%**	**31.6%**	**33.6%**	**29.6%**
5 Year CAGR (2016-2021)							11.4%
10 Year CAGR (2011-2021)							9.6%

The amounts reflected in "same store" and "acquired" are the amounts as reported in our financial statements for that year reported. These amounts will differ from our current year financial statements as funeral homes and cemeteries transition from acquired to same store after five years.

The Best Is Yet To Come:
A Big Bold Ten-Year Vision Of Carriage 2022-2031

Drawing from our extensive experience, rich history of accomplishments, and the visionary concepts that drive us forward, Carriage is positioned to achieve extraordinary success in the coming decade. As we look ahead to the future, we are faced with important questions regarding the bold, yet achievable goals we can accomplish, and the necessary steps we must take to make them a reality.

As the Co-Founder, Chairman, and CEO of Carriage for nearly thirty-two years, I have always been fascinated by the boundless possibilities for our Company. Our objective has never been to be the biggest, but rather to be the best operator, consolidator, and value creator in the funeral and cemetery industry. Now, at a pivotal juncture in our journey, we have the opportunity to achieve significant growth over the next ten years, building upon our strong foundation and a continuous improvement mindset in all aspects of our business.

As such, we are excited to share our bold, ambitious, yet achievable Ten-Year Vision (2021-2031). We aim to reach $750 million in annual revenue at sustained Adjusted



Consolidated EBITDA Margins of 30% to 32% by the end of 2031, doubling our revenue from our 2021 base year of $375.9 million, which was at the peak of the COVID-19 pandemic. This bold goal aligns with our previous Ten-Year Vision and embodies our bold approach to creating exceptional value for all our shareholders. We intend to achieve this goal while sustaining a leverage ratio of 4.0x-4.5x.

Though our **High Performance Culture** and relentless pursuit of excellence, I am confident that we can successfully execute our Ten-Year Vision and expand Carriage as a sustainable **Value Creation Platform.** However, you may be wondering how we plan to achieve this. In the following pages, I will provide a summary of our plan, including the key drivers that will enable and accelerate our progress.

It is no secret that we would approach certain capital allocation decisions differently, particularly as it relates to aggressively buying back our shares in 2021 and 2022. However, we have developed a comprehensive plan explained in our December 12, 2022 press release, which aims to restore our financial flexibility and allow us to pursue additional growth opportunities. Over the next two years (2023-2024), we will focus on executing the four goals and ten major elements of our **High Performance and Credit Profile Restoration Plan (HPCPRP).**





Garden of Memories Funeral Home & Cemetery, Metairie, Louisiana



Rest Haven Funeral Home and Memorial Park, Rockwall, Texas

Following the expected success of our **HPCPRP,** we will aggressively pursue the acquisition of the largest and best-remaining funeral homes and cemeteries in strategically growing markets. To achieve our goal, we will need to add an average of $33 million in revenue annually from 2025 to 2031. We may achieve this through several smaller transactions or a few larger ones. We also anticipate experiencing organic growth from our Same Store Portfolio of funeral homes and cemeteries during that period, with a modest growth rate of 1% to 3% and 5% to 8%, respectively. We are confident in our ability to grow revenue aggressively once again over the next ten years, and we are excited to take the necessary steps to make this a reality.

I am thrilled to embark on this journey toward achieving our next Ten-Year Vision. With our proven track record, unwavering commitment to our **Vision and Mission of Being The Best,** and a clear plan for success, we are confident that Carriage Services will continue to be a leader in the funeral and cemetery industry, creating value for all our shareholders while making a meaningful impact in the communities we serve.



Alsip and Persons Funeral Chapel, Nampa, Idaho



Los Gatos Memorial Park, San Jose, California



Key Drivers To Achieve Our Ten-Year Vision

The Right Who Board Member

With Carriage positioned to accelerate our growth strategy over the next ten years, as we aim to double our annual revenue and maintain industry leading margins, it is critical that all areas of the Company have the best available talent in place. Talent alone, however, will not be enough. We must also ensure all leaders are in clear alignment with our vision, strategy and plan to achieve the bold goals we have set for ourselves. One key area where we intend to add talent this year, is our Board of Directors.

As we've outlined before, when we look for someone to serve on our Board, we look for three attributes:

- A deep, genuine belief, understanding and commitment to our **Being The Best Mission**

Statement and **Five Guiding Principles;**

- Business and investment savvy, including an owner-oriented mindset and conviction that we have evolved into a superior stockholder value creation investment platform and therefore represent a superior long-term investment opportunity; and

- An ability to make a meaningful contribution and engagement to our Board's oversight of all elements and linkages of our **High Performance Culture Framework.**

We believe now is the right time to add at least two new Board members who can bring the right combination of diversity, experience, and critical thinking to our **Good To Great Journey.** We have been vetting candidates this year and are excited by the prospect of adding fresh perspectives and new talent to our Board.

Stay tuned as we will have more to report in this critical area as the year goes on.

High Performance Acquisitions

One of the key components to our growth strategy over the next ten years is our ability to continue to accelerate our strategic growth through acquisition plan. The table on the next page tells an impressive story of not only substantial growth over the past ten years, adding more than $136 million of additional revenue during 2022 through acquisitions and subsequent integration and optimization of these acquired businesses, but also a story of an evolving acquisition strategy and process.

Our 2012-2016 acquisitions contributed $60 million of additional revenue during 2022. Our 2017-2021 acquisitions contributed more than $76 million in additional revenue during 2022. We are now less than 18 months into our current five-year timeframe, and we have already added approximately $25 million in additional revenue through acquired businesses during this period, and this is before we have been able to fully realize the potential of these recent acquisitions as they continue to benefit from integration and our support platform.

Our Ten-Year Vision contemplates adding $231 million in revenue through acquisition by the end of 2031. Based on our track record outlined on the following page, we believe this is a reasonable target. When looking at this goal, it is important to note how our growth through acquisition approach and strategy has evolved over the past ten years and, in particular, since 2019. The combination of our reputation within the industry and our size, has allowed us to increasingly focus on larger premier businesses in growing markets.

The businesses we have acquired since October 2019 alone, added more than $87 million in revenue during 2022. To put that in perspective, roughly 65% of our additional



Our growth through acquisition strategy is simple, but intentionally selective. We look for premier businesses in growing markets, with like-minded leadership, where opportunity exists for the Carriage Team to help support and drive future growth.

Steve Metzger

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

2012-2022 Historic Acquisition Trend Report (In Thousands)	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	CAGR
2012 - 2016 Acquisitions	**Partial Year**											
Funeral Revenue	$4,478	$14,868	$25,291	$33,822	$40,653	$49,475	$49,521	$49,079	$51,596	$55,890	$53,754	15.3%
Cemetery Revenue	$166	$298	$1,600	$3,320	$3,507	$3,605	$3,755	$3,733	$4,268	$3,914	$3,786	32.6%
Financial Revenue	$47	$367	$1,294	$1,839	$1,720	$1,941	$1,878	$2,025	$2,042	$2,169	$2,180	21.9%
Funeral EBITDA	$1,622	$4,778	$9,461	$13,883	$17,034	$19,920	$19,659	$19,848	$22,678	$25,306	$22,946	19.0%
Cemetery EBITDA	$(76)	$(43)	$352	$907	$1,019	$1,080	$1,151	$1,187	$1,608	$1,166	$1,207	n/a
Financial EBITDA	$26	$199	$1,106	$1,637	$1,584	$1,788	$1,737	$1,876	$1,917	$2,065	$2,019	29.4%
Total Revenue	$4,691	$15,534	$28,185	$38,982	$45,880	$55,021	$55,155	$54,837	$57,907	$61,973	$59,720	**16.1%**
Total EBITDA	$1,572	$4,934	$10,919	$16,428	$19,636	$22,787	$22,547	$22,911	$26,203	$28,537	$26,171	**20.4%**
2017 - 2021 Acquisitions						**Partial Year**						
Funeral Revenue						$589	$10,958	$18,363	$40,831	$43,177	$44,923	42.3%
Cemetery Revenue						$-	$-	$295	$17,584	$27,829	$28,465	n/a
Financial Revenue						$-	$51	$234	$2,843	$3,342	$3,145	180.0%
Funeral EBITDA						$233	$4,017	$7,503	$15,156	$17,354	$17,535	44.5%
Cemetery EBITDA						$-	$-	$74	$7,129	$15,453	$15,542	n/a
Financial EBITDA						$-	$51	$229	$2,761	$3,201	$2,968	176.0%
Total Revenue						$589	$11,009	$18,893	$61,257	$74,348	$76,533	**62.4%**
Total EBITDA						$233	$4,068	$7,806	$25,046	$36,008	$36,044	**72.5%**
2022 Acquisitions											**Partial Year**	
Funeral Revenue											$1,589	
Cemetery Revenue											$206	
Financial Revenue											$10	
Funeral EBITDA											$478	
Cemetery EBITDA											$50	
Financial EBITDA											$10	
Total Revenue											**$1,804**	
Total EBITDA											**$537**	

Revenue from our ancillary businesses is included within funeral revenue above.

revenue through acquisition since 2012, has come through businesses we have acquired in just the last three and a half years, and we have done all of this without issuing any equity to finance these transactions.

We truly believe we have hit our stride when it comes to growth through acquisition, and we are excited by the thought of what lies ahead as we continue to focus on building upon the strong trend outlined above.

Value Creation Through Technology Innovation

In the rapidly evolving landscape of the funeral and cemetery industry, disruption is inevitable. However, at Carriage, we have made a conscious decision to be the disruptors, not the disrupted. We recognize that technology can be a powerful tool to achieve our Ten-Year Vision and to driving value creation. We are committed to leveraging it to its full potential. That's why we have invested in Trinity, our new system backbone that will serve as a gamechanger for our organization and the industry as a whole.

Trinity is a strategic move that positions Carriage for significant growth, continuous innovation, and scalability. It is a unique approach in the funeral and cemetery industry that focuses on the three core pillars of our service goals: families, managing partners, and support staff. With Trinity, we expect to deliver cutting-edge technology that curates personalized family experiences through online engagement while offering additional revenue opportunities. We are confident that Trinity will enable us to maintain a technological edge for the foreseeable future.

The expected benefits of investing in Trinity are numerous. It will increase efficiency in finance, accounting, and operational functions, automating manual and paper-driven processes that will transform how we engage with families. This will decrease

risk while delivering an elevated customer service experience for the families we serve. Our operations partners will also benefit from greater resources, including inventory visibility and staff scheduling, among many others. It will also make acquisition integrations easier, faster and seamless, which will allow us to successfully on-board more businesses and accelerate our growth trajectory. In addition, increased data analytics will empower and accelerate our decision-making process.

Finally, we recognize the importance of protecting our client families' personal information, and Trinity will provide enhanced security and privacy controls. With Trinity, we are confident that we can deliver exceptional value to our shareholders, and we are excited about the future possibilities it presents. At Carriage, we are committed to leading the industry into a new era of technological innovation and financial growth.





A Passion for Service- The Blueprint to Maximizing Growth and Value Creation

In the realm of the funeral and cemetery industry, we recognize the potential for disrupting the customer experience like that seen in technology. Through our recent collaboration with The Ritz-Carlton Leadership Center for our Managing Partner Forum in March of 2022, we have observed tremendous enthusiasm and momentum across our portfolio of businesses. Motivated by this, we have resolved to overhaul the way in which we interact with families and provide services while simultaneously generating value for our shareholders.

Our objective was to locate the best partner in the customer experience business, and collaborate to revolutionize our customer journey, further enhancing the Carriage Services differentiator. And we found it with, Antonia Hock and Associates. Antonia is a world-renowned expert in customer and employee experience, leadership, and building experience-based brands. Her career is rooted in delivering customer-centric service models for companies of all sizes, implementing game-changing employee culture, and innovating customer experiences, all emphasizing tangible results and lasting impact. Before launching the firm, Antonia spent six years as the Global Head of The Ritz-Carlton Leadership Center.

For the two decades before the The Ritz-Carlton, Antonia held executive positions for demanding tech giants, including Microsoft, HP and Siemens.

Our aim is to establish a customer-centric service chain led by "A" Players who adhere to the highest standards of excellence. Our **Passion For Service Program,** designed by our field team for our field team, will serve as the cornerstone of our new customer experience ethos. Our belief is that this approach will establish a localized moat, which will be challenging to duplicate by our competitors. Our **Passion For Service Program** will form the bedrock of our service to families, covering the fundamental aspects of customer loyalty, customer experience, employee experience, and brand experience. As we embark on this exciting transformational journey, our goals include:

1. Establishing Behavior Excellence Standards;

2. Connect, engage and deliver an elevated customer experience with our client families;

3. Grow market share through customer loyalty and customer reviews;

4. Create a desire for the delivery of service excellence as part of our **High Performance Culture;** and

5. Grow the sense of purpose and belonging within our teams.

We will combine the broad functionality of Trinity with our **Passion for Service Program,** which will accelerate adoption, improve systems and processes, and expand **High Performance.** We are thrilled to embark on this new customer experience journey, in line with our **Vision and Mission of Being The Best** and our commitment to a mindset of continuous improvement. We eagerly await sharing updates from this program and feedback from our client families.



Our digital transformation will shape our family experiences from beginning to end, allowing us to be nimble and creative in meeting their needs.

Rob Franch

Chief Information Officer



Creating Value Through High Performance Sales

Preneed Cemetery Sales

Over the past three years, our **High Performance** sales organization has undergone a remarkable transformation that has driven revenue growth in our cemetery portfolio. This is evident from the impressive growth of our Same Store Cemetery Operating Revenue, which rose from $49.5 million in 2019 to $61.4 million in 2022, representing impressive growth of $11.9 million or 24.1% and a CAGR of 7.5% over that three-year period. In addition, our Total Cemetery Operating Revenue surged from $49.7 million to $90 million, growth of $40.3 million or 81.0%, and a CAGR of 21.9% over the same period.

This extraordinary success was primarily driven by our strategic acquisition and integration of larger and more prestigious cemeteries in Fairfax, Virginia, Rockwall, Texas, and Lafayette, California, as well as our more recent acquisition in Charlotte, North Carolina. And there is more to come with our recent acquisition of two cemeteries in Bakersfield, California.

Our preneed cemetery sales strategy, which was launched in 2020, has been instrumental in setting the foundation for significant growth and achieving milestones that have never been accomplished in the nearly thirty-two years of

Carriage's history. Part of this strategy is our customer relationship management system, and we are pleased to report that SalesEdge has been fully adopted by our sales teams, providing us with a powerful tool to manage our lead generation strategy through digital and face-to-face engagements. Furthermore, our ongoing recruiting efforts to attract top sales talent and the upcoming launch of Trinity will position us to maximize our preneed sales opportunities across our portfolio of businesses.

We are confident that our cemetery portfolio has a bright **High Performance** future, and we are committed to creating value by offering attractive and diverse inventory options that appeal to the local community, growing our preneed team, and developing their sales skills to generate activity that leads to **High Performance** sales. We are optimistic and excited to continue building on the momentum of our success to achieve even greater heights.

Three-Year Cemetery Portfolio High Performance (In Thousands Except Margins, CAGR and Basis Point Improvement)	2019	2020	2021	2022	CAGR*	BPS Improvement*
Cemetery Operating Revenue						
Same Store Revenue	$49,455	$51,694	$64,171	$61,363	7.5%	
Acquisition Revenue	295	17,583	27,829	28,670	359.8%	
Total Cemetery Operating Revenue	**$49,750**	**$69,277**	**$92,000**	**$90,033**	**21.9%**	
Same Store Cemetery Field EBITDA	$17,055	$19,469	$27,015	$21,917	**8.7%**	
Same Store Cemetery Field EBITDA Margin	34.5%	37.7%	42.1%	35.7%		**120**
Acquisition Cemetery Field EBITDA	73	7,128	15,526	15,592	**497.8%**	
Acquisition Cemetery Field EBITDA Margin	24.7%	40.5%	55.8%	54.4%		**2,970**
Total Cemetery Field EBITDA	**$17,128**	**$26,597**	**$42,541**	**$37,509**	**29.9%**	
Total Cemetery Field EBITDA Margin	**34.4%**	**38.4%**	**46.2%**	**41.7%**		**730**

* CAGR and basis point improvement is calculated using 2019 as the base year.



Rolling Hills Memorial Park, Richmond, California

Prearranged Funeral Sales

During our earnings call on February 23, 2023, we highlighted an exciting opportunity for us to enhance our Prearranged Funeral (PAF) performance by revamping our strategy. Currently, our PAF strategy relies on multiple agreements with multiple insurance and sales companies, resulting in a lack of alignment in our strategy, limiting productivity, high performance, and growth potential.

We believe that a new, refined PAF strategy presents two critical elements for success. First, we plan to partner with one of the leading national insurance companies to offer a selection of balanced insurance products that provide financial benefits to all parties involved. Secondly, we aim to partner with no more than three marketers to align our sales strategy and achieve aggressive year-over-year growth targets.

Our revamped PAF strategy will enable us to achieve several objectives:

1. We will prioritize selecting insurance products that families can afford while offering better distribution of commissions to salespersons, marketer companies, and our local funeral home, yet driving financial growth through the policy's maturity period;

2. We expect our sales strategy's alignment to result in a substantial increase year-over-year, aiming for 30%-40% growth within a year of implementation;

3. We anticipate better reporting, allowing us to value our PAF backlog more efficiently;

4. Regular program evaluations will allow us to improve our strategy's performance; and

5. We expect to increase our revenue from increased commissions and sales growth.

We are enthusiastic about the future of our funeral home portfolio. We are confident that our new PAF strategy will create added value for Carriage and its shareholders, position our local brands above their competition, and grow our PAF financial position. We look forward to sharing updates as we make progress throughout this year.

> *We are excited to sharpen our focus on protecting families through the sale of prearranged funerals. These funeral sales, treated as deferred revenue, serve to secure future revenues and preserve market share.*

Robbie Pape
Senior Vice President and Regional Partner



Emerald Coast Funeral Home, Fort Walton Beach, Florida



Seaside Memorial Park & Funeral Home, Corpus Christi, Texas



Cody-White Funeral Home, Milford, Connecticut



*Forastiere Family Funeral Home & Cremation,
East Longmeadow, Massachusetts*



Houston Support Center

We know the heartbeat of Carriage is outstanding service. In the field, that service is led by the people who operate our businesses and take care of our families each day. Back in Houston, that service is provided by a team of professionals who are strongly invested in making sure their Carriage colleagues serving families, have best in class support for everything from Accounting, Tax, Marketing, Legal, Human Resources and Information Technology support. We are so confident

that we have assembled the premier team of support leaders in the industry, that we often invite owners who are considering joining the Carriage Family to come to Houston and spend a day with the various leaders of these teams.

It is important to note that the entrepreneurial mindset that Carriage is based upon does not start and end with our businesses. That mindset is also found throughout the Houston Support Center as we challenge our support function leaders to stretch their thinking and find new and creative ways to enhance how we provide service, while maintaining an ownership mindset so as to understand how their responsibilities impact the top and bottom line for our shareholders. We previously referred to our Support Center teams as Carriage's secret weapon, but as these teams continue to evolve and we add new talent, we believe it is important to highlight the competitive advantage this team provides not only to our businesses, but to Carriage as a whole.









A Deep Dive into Carriage's Decentralized Model

*From the very beginning, my vision for Carriage was to build a **Being The Best High Performance Culture Company** that would attract and empower top-performing individuals with an owner's mindset. Today, I am proud to say that this dream has become a reality. As a decentralized organization, Carriage is structured in a way that allows each of its businesses to operate independently and make decisions on a local level. This approach enables us to provide a more personalized service to our clients, and it is one of the many benefits of our operating model.*

By empowering each business to make decisions impacting their local community, we can tailor our services to meet each customer's needs. This approach has increased customer satisfaction and loyalty, which is critical in our industry. Our decentralized structure allows us to be more innovative and experiment with new ideas and approaches. By fostering a culture of creativity and autonomy, we have been able to develop new products and services that better meet the needs of our clients.

Furthermore, our decentralized model has led to improved efficiency. By avoiding the bureaucracy and red tape that often come with centralized decision-making, we have created a more nimble organization that can respond quickly to changes in the marketplace. The COVID-19 pandemic is a great example of this entrepreneurial focus at Carriage, where we employed innovative ideas despite imposed restrictions and mandates, enabling families to honor and pay tribute to their loved ones. Our Managing Partners are free to make decisions in the best interest of their client families,

resulting in a more streamlined and efficient operation.

We believe that our decentralized model is the key to our success. It allows us to attract top talent, provide personalized service, innovate, and operate efficiently. We are committed to empowering our Managing Partners to operate independently while also working together as a cohesive team to achieve our goals. We are dedicated to providing exceptional funeral and cemetery services to our clients.

Leveraging Value Creation in a Decentralized Environment

At Carriage, we have been building and refining our decentralized organization over many years based on our unique and innovative concepts and sophisticated ideas. One of these is our **Standards Operating Model,** which we described in detail in my 2016 Shareholder Letter and also in my 2017 Shareholder Letter. The result of our continuous experimentation and evolution of our **Standards Operating Model** is a one-of-a-kind approach to **High Performance** expectations that promotes and rewards independent thinking and entrepreneurship. It empowers leaders to make decisions at the local level, allowing them to reap the benefits of success and learn from mistakes made, while also improving their decision-making skills and achieving **"Being The Best"** status, which will earn them short and long-term financial rewards.

At Carriage, transparency is of utmost importance to us, and we have implemented detailed internal reporting systems that provide great visibility to our Houston Support Center. Our flat management organization and dynamic leadership approach ensure that we can act quickly and efficiently at each business when necessary.

While we place high value on our decentralized business model, we are also open to exploring opportunities for centralization, when and where it makes sense. We have several centralized functions, such as Human Resources, Legal, Tax, Accounting, Financial Reporting, Information Technology, Payroll and Cemetery Sales. We are actively looking at other areas where we can create additional shareholder value through greater efficiency, such as fleet management, pre-arranged funeral sales, utilities, telephony, and internet service.

By applying simple economies of scale principles to these areas, we believe we can achieve greater financial gains without disrupting the local decision-making process that drives **High Performance,** market share gain, and revenue growth. We're excited about the progress we've made in these areas, and we look forward to keeping you updated on our continued success.



Decentralization is unique to the industry and empowers the Managing Partners to make decisions locally, allowing them to be creative, innovative and nimble. It is our privilege to be their partners and provide the necessary support so they can focus on what truly matters, providing our families with outstanding service.

Peggy Schappaugh

Senior Vice President of Operations and Acquisitions Analysis

29



Driven by People, Fueled by Passion

As I wrap up my thoughts about the next ten years for Carriage, it occurs to me that there are two common themes that will drive our success and help us achieve our lofty goals - people and passion. Within Carriage, we cannot afford to have one without the other. From the part-time ambassador who stands at the front door to greet a family for the first time on what very well may be one of the most difficult days of their lives, to the senior leader charged with executing on our strategic plans, the **"Right Who"** will always be the key to Carriage's success.

We have invested significant time and energy into recruiting new talent, identifying existing talent with the ability to do more and then positioning those individuals to have a greater impact, and developing future leaders along the way. One of the keys to the people who thrive within Carriage is the passion they bring to what they do each day. Carriage is made up of people who are motivated by building something great, not people who are content with simply maintaining what is already in place.

Is it difficult to find these people? Of course it is. However, we have created a unique culture and environment that attracts this type of entrepreneurial spirited builder, the type of person who is energized by collaboration, motivated by team achievement, and eager to learn more regardless of their role within the Company. Yes, it is difficult to find these people, but when you do, it is incredible how rapidly your growth plans accelerate. Looking back at the past five years, you can see our growth is directly aligned with some significant additions of this level of talent.

We will continue to attract, recruit, and search for these leaders to join our team as we work to achieve our Bold Ten-Year Vision.









Closing Remarks

When I started this Company nearly thirty‑two years ago, I never could have imagined it would grow into what it has become today. More importantly, I could not have dreamed of the overwhelmingly deep and meaningful relationships that I have been able to share with so many members of our Carriage Family. Carriage's future has never been brighter, and our team has never been stronger.

As I reflect on all that we have accomplished together over the past three plus decades, I am more excited than ever about the opportunities and possibilities that lie ahead for us as we focus on the execution of our Bold Ten‑Year Vision. Thank you for your continued support as shareholders, as we view you as members of the Carriage Family and look forward to continuing this **Good To Great Journey** together.

As we bring this shareholder letter to a close, Carlos and Steve would like to share their reflections on their Carriage Journey.

In addition to the countless hours we spend with Mel as it relates to leading the business, we have each had weekly two hour mentoring sessions with Mel for the past two years, in Mel's words, the highest and best use of his time. The focus of these dedicated sessions is to advance our development as executive leaders and members of the SVPG. We discuss everything from evaluating various capital allocation opportunities to breaking down books and articles focused on human psychology, philosophy, and critical thinking, such as *The Great Mental Models, Pebbles of Perception* and *The Psychology of Human Misjudgment.* These mentoring sessions have truly been impactful, not only in relation to our work at Carriage, but also in terms of our outlooks on life, philosophy, and the future.

We recognize Mel's passion for continuous learning and the immense amount of time that he dedicates to the development of those around him, is a rare trait among busy public company CEOs. We also appreciate that a key driver for Mel's investment in both of us, is to ensure Carriage and its shareholders are receiving the highest level of leadership possible, now and for years to come.

When we think about the future, we often find ourselves imagining what our Annual Shareholder Meeting will look like when Mel is ninety years old. In these playful debates, we use Warren Buffet and Charlie Munger as a metaphor, where we debate who is who, and we've come to the conclusion that Mel is our Charlie. When someone asks us a question about ESG, we'll answer it and then turn to Mel and ask, "Is there anything you'd like to add?" And in Mel's wickedly witty humor, he will simply reply, "There is nothing I'd like to say about that!"

As we continue our Carriage Journey, we are committed to embodying the values and principles that Mel has instilled in both of us. We are excited about the future and confident that we will achieve great things together with Mel's continued guidance.

We will close as Mel traditionally has ended our internal annual Theme Letters and external Shareholder Letters with a famous quote from Jim Collins' bestselling book, *Good To Great* (2001), as shown below:

"Greatness is not a function of circumstance. Greatness, it turns out, is largely a matter of conscious choice."

Mel Payne
Mel Payne

Carlos Quezada
Carlos Quezada

Steve Metzger
Steve Metzger



The "Being The Best" Pinnacle of Service Award Winners

*As an essential part of **High Performance Culture** tradition and language, and our passionate conviction that **RECOGNITION** is the highest form of motivation, listed below are Carriage's **Being The Best Pinnacle of Service Award Winners** for 2021:*

100% Standards Achievement

Tripp Carter	Bradshaw-Carter Memorial & Funeral Services
Bridgette Oster	Dieterle Memorial Home & Cremation Ceremonies
Vic Holland	Fairfax Memorial Funeral Home
Kyle Emerich	Lotz Funeral Home
Jarrod Bolliger	Oak View Memorial Park

"Being The Best" Pinnacle of Service Achievement

Troy Knutson	Austin Funeral Home & Columbia Mortuary
Rick Garofola	Bagnasco & Calcaterra Funeral Homes
Joseph Waterwash	Baird-Case Jordan-Fannin Fnl Home & Cremation Center
Jeff Hardwick	Bryan & Hardwick Funeral Home
Sergio Benites	Bryant Funeral Home
Michele Wegner	Buckler-Johnston/Avery Funeral Homes
Larry Davis	Bunkers and Woodlawn Cemeteries
Johnny Garcia	Ceballos-Diaz Funeral Home
David Derubeis	Cody-White Funeral Home
Mike Conner	Conner-Westbury Funeral Home
Michael Relyea	Conrad & Thompson Funeral Home
Dean Marnell	Covenant Funeral Service
Brent Harrison	Crespo & Jirrels
Geneva Gullion	Darling-Fischer Garden Chapel
Loren Forastiere	Forastiere Funeral Homes
Kristi Ahyou	Franklin & Downs Funeral Homes
Kim Borselli	Fuller Funeral Home-Cremation Service
Adam Mills	Glacier Memorial Gardens
	Johnson-Gloschat Funeral Home and Crematory
Jenny Chen	Grant Miller Chapel
Deana Kelly	Havenbrook Funeral Home
Curtis Ottinger	Heritage Funeral Home
Cesar Gutierrez	Heritage-Dilday Memorial Services



Anthony Rodriguez	Higgins Mortuary
Robert Maclary	Kent-Forest Lawn Funeral Home
Melissa Barnes	L. Harold Poole Funeral Service & Crematory
Jason Higginbotham	Lakeland Funeral Home
Jason Cox	Lane Funeral Home-South Crest Chapel
Brad Shemwell	Latham Funeral Home
Linda Newsom	Lawton-Gray Funeral Homes
Betty Cundiff	Lotz Funeral Home
Kevin Latham	Maddux-Fuqua-Hinton Funeral Homes
Bob Thomas	Malone Funeral Home
Tom Paquette	Mariani Funeral Home
James Bass	McLaughlin Twin Cities Funeral Home and Crematory
	Emerald Coast/McLaughlin Mortuary
Andy Shemwell	Neal-Tarpley-Parchman Funeral Home
Ken Summers	P.L. Fry & Son Funeral Home
Dorn Rademacher	Relyea Funeral Chapel
Cyndi Hoots	Schmidt Funeral Homes
Brian Binion	Steen Funeral Homes
Kim Mulkey	Sterling Funeral Homes
Buddy Ewing	Seaside Cemeteries
	Seaside Funeral Homes
	Rose Hill Memorial Park
Chad Woody	Richmond County Memorial Park
	Watson-King Funeral Homes
Nicholas Welzenbach	Los Gatos Memorial Park
Michael Kelly	Resthaven Memory Gardens
Lesli Johnson	Rest Haven Funeral Homes
Steve Mora	Conejo Mountain Memorial Park
Tim Hauck	Harvey-Engelhardt/Fuller Metz

"Being The Best" Pinnacle of Service & 100% Standards Achievement

Nicholas Welzenbach	Darling Fischer Funeral Homes
Michael Kelly	Resthaven Funeral Home
Lesli Johnson	Rest Haven Memorial Park

Steve Mora	Conejo Mountain Funeral Home
Tim Hauck	Lee County Cremation Services
Keith Collins	Chapel of San Ramon Valley
	Ouimet Brothers Concord Funeral Chapel
Dave Salove	Cloverdale Funeral Home
Michael Bell	Cremation Society of Idaho
Alan Kerrick	Dakan Funeral Chapels
Ashley Vella	Deegan Funeral Chapels
Justin Luyben	Evans-Brown Mortuaries & Crematory
Matthew Simpson	Fry Memorial Chapel
Christine Amittone	Greer Mortuary
Melissa Johnson	Hennessey Funeral Home & Crematory
Trent Nielsen	Hennessey Valley Funeral Home & Crematory
James Terry	James J. Terry Funeral Home
Courtney Charvet	North Brevard Funeral Home

Carriage 2022 Good To Great Award Winners

*Our five year incentive award, called the **Good To Great Award,** is directly linked to our annual **Being The Best Pinnacle Award** which itself is linked to high funeral standards achievement over a full year, i.e. our **Good To Great Awards** require high and sustained **Being The Best Standards Achievement** over a full five years. Listed below are Carriage's **Good To Great Award Winners** for 2022:*

Cyndi Hoots	Schmidt Funeral Homes
Troy Knutson	Austin Funeral Home & Columbia Mortuary
James Terry	James J. Terry Funeral Homes
Brent Harrison	Crespo & Jirrels Funeral and Cremation Services

POSSIBILITIES

POWER OF POSSIBILITIES

DEVELOPMENT

A PASSION FOR SERVICE

GOOD TO GREAT

PARTNERSHIP

EMPOWERMENT

PRESERVING YOUR LEGACY

THE BEST IS YET TO COME

TALENT HIGH PERFORMANCE

ACQUISITION

PURSUING YOUR DREAMS

SUPPORT

VENDOR SELECTION

MARKET LEVEL DECISION

TRINITY

AUTONOMY

MANAGING PARTNERS

PRICING

INVOLVEMENT

FIRST WHO THEN WHAT

Corporate Information

Carriage Services is a leading provider of funeral and cemetery services and merchandise in the United States. As of December 31, 2022, Carriage operated 171 funeral homes in 26 states and 30 cemeteries in 11 states.

Board of Directors

Melvin C. Payne
Chief Executive Officer and
Chairman of the Board

Carlos R. Quezada
President and Chief Operating Officer
and Vice Chairman of the Board

Barry K. Fingerhut
Chief Executive Officer,
Certification Partners, LLC

Douglas B. Meehan
Deputy Chief Investment Officer,
van Biema Value Partners, LLC

Dr. Achille Messac
Former Dean of Engineering at
Howard University and Mississippi
State University

Donald D. Patteson, Jr.
Former Chief Executive Officer and
Chairman of the Board, Sovereign
Business Forms, Inc.

Advisor to the Board of Directors

Gregory R. Brudnicki
Mayor of Panama City, Florida

Independent Public Accountants
Grant Thornton LLP, Dallas, Texas

Form 10-K Availability
The Company's Annual Report on Form 10-K for the year ended December 31, 2022 may be obtained by writing to: Investor Relations, Carriage Services, Inc., 3040 Post Oak Boulevard, Suite 300, Houston, Texas via the Company's website: **www.carriageservices.com;** or via the SEC's website: **www.sec.gov.**

Common Stock
Carriage Services, Inc.'s common stock is traded on the New York Stock Exchange under the symbol **"CSV".**

Transfer Agent & Registrar
American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, New York 11219
800.937.5449 **www.amstock.com**

Executive Leadership Team

Melvin C. Payne*
Chief Executive Officer and
Chairman of the Board

Carlos R. Quezada*
President, Chief Operating Officer
and Vice Chairman of the Board

L. Kian Granmayeh*
Executive Vice President, Chief Financial
Officer and Treasurer

Steven D. Metzger*
Executive Vice President, Chief Administrative Officer, General
Counsel and Secretary

Paul D. Elliott
Senior Vice President and Regional Partner

Rob P. Franch
Chief Information Officer

Robbie W. Pape
Senior Vice President and Regional Partner

Shawn R. Phillips
Senior Vice President and Regional Partner

Shane T. Pudenz
Senior Vice President of Sales and Marketing

Peggy Schappaugh
Senior Vice President of Operations and
Acquisitions Analysis

*Member, Strategic Vision and Principles Group

Houston Support Center
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056 | 713.332.8400
www.carriageservices.com

Forward-Looking Statements
Statements made in this Annual Report that are not historical facts and are intended to be forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions that the Company believes are reasonable; however, many important factors, including factors not in our control, or as discussed under "Forward-Looking Statements" in the Company's Form 10-K for the year ended December 31, 2022, could cause the Company's results to differ materially from the forward-looking statements made herein and in any other documents or presentations made by or on behalf of the Company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended, December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 1-11961

CARRIAGE SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0423828**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3040 Post Oak Boulevard, Suite 300
Houston, Texas, 77056
(Address of principal executive offices)
(713) 332-8400

(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	CSV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Securities Exchange Act of 1934.   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022 was approximately $519.5 million based on the closing price of $39.65 per share on the New York Stock Exchange.

The number of shares of the registrant's Common Stock, $.01 par value per share, outstanding as of February 24, 2023 was 14,890,623.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive proxy statement or an amendment to this report, which will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this report.

CAUTIONARY NOTE

Certain statements and information in this Annual Report on Form 10-K (this "Form 10-K") may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical information, should be deemed to be forward-looking statements. The words "may", "will", "estimate", "intend", "believe", "expect", "seek", "project", "forecast", "foresee", "should", "would", "could", "plan", "anticipate" and other similar words or expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements include, but are not limited to, statements regarding any projections of earnings, revenue, cash flow, debt levels, capital allocation, death rates, market share growth, overhead, including field and corporate incentive compensation, or other financial items; any statements of the plans, strategies and objectives of management for future operations; including, but not limited to, technology innovations, product development and organizational performance; any statements of the plans, timing and objectives of management for acquisition and divestiture activities; any statements of the plans, timing, expectations and objectives of management for future financing activities, including, but not limited to, capital allocation, cost and debt reductions, and the ability to obtain credit or financing; any statements regarding future economic and market conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing and are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

- our ability to find and retain skilled personnel;
- the effects of our talent recruitment efforts, incentive and compensation plans and programs, including such effects on our Standards Operating Model and the Company's operational and financial performance;
- our ability to execute our growth strategy;
- the execution of our Standards Operating, 4E Leadership and Strategic Acquisition Models;
- the effects of competition;
- changes in the number of deaths in our markets;
- changes in consumer preferences and our ability to adapt to or meet those changes;
- our ability to generate preneed sales, including implementing our cemetery portfolio sales strategy, product development and optimization plans;
- the investment performance of our funeral and cemetery trust funds;
- fluctuations in interest rates;
- the effects of inflation on our operational and financial performance, including the increased overall costs for our goods and services, the impact on customer preferences as a result of changes in discretionary income, and our ability, if at all, to mitigate such effects;
- our ability to obtain debt or equity financing on satisfactory terms to fund additional acquisitions, expansion projects, working capital requirements and the repayment or refinancing of indebtedness;
- our ability to meet the timing, objectives and expectations related to our capital allocation framework, including our forecasted rates of return, planned uses of free cash flow and future capital allocation, including share repurchases, potential strategic acquisitions, internal growth projects, dividend increases, or debt repayment plans;
- our ability to meet the projected financial and equity performance goals to our updated full year outlook, if at all;
- the timely and full payment of death benefits related to preneed funeral contracts funded through life insurance contracts;
- the financial condition of third-party insurance companies that fund our preneed funeral contracts;
- increased or unanticipated costs, such as merchandise, goods, insurance or taxes, and our ability to mitigate or minimize such costs, if at all;
- our level of indebtedness and the cash required to service our indebtedness;
- changes in federal income tax laws and regulations and the implementation and interpretation of these laws and regulations by the Internal Revenue Service;
- effects of the application of other applicable laws and regulations, including changes in such regulations or the interpretation thereof;

- the potential impact of epidemics and pandemics, including, for example, the COVID-19 coronavirus, including any new variants or sub-variants of COVID-19, on customer preferences and on our business;
- government, social, business and other actions that have been and will be taken in response to pandemics and epidemics, including potential responses to new variants of COVID-19, its variants and any sub-variants;
- effects and expense of litigation;
- consolidation of the funeral and cemetery industry;
- our ability to identify and consummate strategic acquisitions, if at all, and successfully integrate acquired businesses with our existing businesses, including expected performance and financial improvements related thereto;
- economic, financial and stock market fluctuations,
- interruptions or security lapses of our information technology, including any cybersecurity or ransomware incidents,
- acts of war or terrorists acts and the governmental or military response to such acts;
- our failure to maintain effective control over financial reporting; and
- other factors and uncertainties inherent in the funeral and cemetery industry.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see Part I, Item 1A, Risk Factors.

Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

ITEM 1.   BUSINESS.

GENERAL

Carriage Services, Inc. ("Carriage," the "Company," "we," "us," or "our") was incorporated in the State of Delaware in December 1993 and is a leading provider of funeral and cemetery services and merchandise in the United States. We operate in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our total revenue, and Cemetery Operations, which currently accounts for approximately 30% of our total revenue.

At December 31, 2022, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states. We compete with other publicly held and independent operators of funeral and cemetery companies. We believe we are a market leader in most of our markets.

Funeral home and cemetery businesses provide products and services to families in three principal areas: (i) ceremony and tribute, generally in the form of a funeral or memorial service; (ii) disposition of remains, either through burial or cremation; and (iii) memorialization, generally through monuments, markers or inscriptions. Our funeral homes offer a complete range of services to meet a family's funeral needs, including consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and memorial services and transportation services. Most of our funeral homes have a non-denominational chapel on the premises, which permits family visitation and services to take place at one location and thereby reduces transportation costs and inconvenience to the family.

Our cemeteries provide interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as memorial markers, outer burial containers and monuments) and services (interments, inurnments and installation of cemetery merchandise).

We provide funeral and cemetery services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

CURRENT YEAR DEVELOPMENTS

Executive Leadership Changes

On April 1, 2022, Rob Franch joined our executive leadership team as Chief Information Officer.

On September 26, 2022, Robbie Pape joined our executive leadership team as Senior Vice President and Regional Partner.

On September 27, 2022, C. Benjamin Brink informed the Company of his plans to resign from his position as Executive Vice President, Chief Financial Officer and Treasurer effective January 2, 2023. Mr. Brink remained in his role through January 2, 2023 and will serve as a consultant for the Company through June 30, 2023. The planned resignation was not the result of any disagreement Mr. Brink had with the Company on any matter related to the Company's operations, policies, and practices, including any matters concerning the Company's controls or any financial or accounting-related matters or disclosures.

On January 2, 2023, following the resignation of Carl Benjamin Brink, Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) from the Company, our Board of Directors (our "Board") appointed Adeola Olaniyan, the Company's Corporate Controller and Principal Accounting Office, as the Company's interim Principal Financial Officer until a permanent replacement is identified. In this interim role, Ms. Olaniyan will serve as both the Company's Principal Financial Officer and Principal Accounting Officer.

Board of Director Changes

On February 22, 2023, our Board elected Carlos R. Quezada, President and Chief Operating Officer of the Company, to serve as a Class II director, effective February 22, 2023, until the Company's 2025 annual meeting of stockholders. The Board also appointed Mr. Quezada to serve as Vice Chairman of the Board. Mr. Quezada will serve as a non-independent member of the Board, and the Board does not expect to appoint Mr. Quezada to any of its standing committees. Following the appointment of Mr. Quezada, the Board is now comprised of six directors, including four independent directors.

Code of Business Conduct and Ethics Amendments

On February 22, 2023, our Board, on the recommendation of the Board's Audit Committee, approved various amendments to the Company's Code of Business Conduct and Ethics (the "Code"), which applies to all directors, officers and employees of the Company and its subsidiaries. In addition to making certain technical and administrative updates, the amendments to the Code include, among other things, summarizing and clarifying the Company's existing compliance requirements and also identifies and expands upon certain policies, including those related to bribery and kickbacks, antitrust, political activity and improper influence on auditors. The approval of the amendments to the Code did not relate to or result in any waiver, whether explicit or implicit, of any provision of the prior version of the Code.

Acquisitions

On August 8, 2022, we acquired a business consisting of two funeral homes in Kissimmee, Florida for $6.3 million in cash. On October 25, 2022, we acquired a business consisting of three funeral homes, one cemetery and one cremation focused business in the Charlotte, North Carolina area for $25.0 million in cash.

Divestitures

During the year ended December 31, 2022, we sold real property for $3.3 million and four funeral homes for $1.5 million for a net gain of $0.7 million.

On January 31, 2023, we sold one funeral home and two cemeteries in Marshall, Texas for $0.8 million.

Credit Facility

On May 27 2022, we entered into a second amendment and commitment increase to the Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. Pursuant to the amendment, the revolving credit commitment was increased from $200.0 million to $250.0 million.

On December 9, 2022, we entered into a third amendment to the Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. The amendment provided, among other things, for an increase in the maximum Total Leverage Ratio and modifications to the permitted investments covenant, relating to the Company's ability to make certain acquisitions.

For additional discussion about our Credit Facility, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources.

Share Repurchase Program

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized. During the three months ended December 31, 2022, we did not repurchase any common shares. At December 31, 2022, our share repurchase program had $48.9 million authorized for repurchases.

Business Impacts of COVID-19

On March 11, 2020, COVID-19 was deemed a global pandemic and since then, the Company has continued to proactively monitor and assess the pandemic's current and potential impact to the Company's operations. Since that time, the Company's senior leadership team has taken steps to assist our businesses throughout each phase of the COVID-19 pandemic, including updating our processes and procedures to comply with all regulatory mandates, along with keeping the health and safety of our employees and the families we serve our top priority. While we believe the country has begun to transition to a post-pandemic phase, we continue to monitor the situation and may make appropriate adjustments to our operations as necessary.

The overall macroeconomic impact from the pandemic to the deathcare industry may provide varying results as compared to other industries. Our industry's revenues are impacted by various factors, including for example, fluctuations in the death rate, the number of funeral services performed, the average price for a service and the mix of traditional burial versus cremation contracts. During the year ended December 31, 2022, we continued to see the death rate normalize to pre-COVID-19 levels, which accelerated during the latter part of the year. Although deaths directly attributable from COVID-19 have now largely decreased to have minimal direct impact on the overall death rate, the overall death rate remains slightly higher than the pre-COVID-19 pandemic period. Regardless of these recent trends, our businesses have remained focused on being innovative and resourceful, providing families immediate service as part of the grieving process.

Within our financial reporting environment, we have considered the impact of COVID-19 on the assumptions and estimates used in preparing our consolidated financial statements. In the opinion of management, all material adjustments necessary for a fair presentation of the Company's financial results for the year have been made, but are complicated by the continued uncertainty surrounding the normalization of the death rate and the scope, severity and duration of the COVID-19 pandemic and its ultimate impact. This includes the potential impacts of new variants of COVID-19, its sub-variants and any other new variants, and any resulting impacts from such variants. We do not believe we are particularly vulnerable to concentrations, with respect to geographic area, revenue for specific products or our relationships with our vendors. To date, we have not experienced any material supply chain impacts or disruptions from our vendors attributable to COVID-19 and we continue to receive reliable service.

We believe our access to capital, the cost of our capital, and the sources and uses of our cash should be relatively consistent in the near term. While the expected duration and potential future impacts of the pandemic are unknown, we have not currently experienced any material negative impacts to our liquidity position, access to capital, or cash flows as a result of COVID-19. For additional information related to our liquidity position, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources.

During the year ended December 31, 2022, we continued to see deaths directly attributable from COVID-19 largely decrease to have minimal impact on the overall death rate, which accelerated during the third and fourth quarter. However, the overall death rate remains slightly higher than the pre-COVID-19 pandemic period, and we are unable to predict or forecast the duration or variation of this increased death rate with any certainty. As a result, we experienced lower volumes, revenues, earnings and margins when compared to the fourth quarter of 2021, but overall financial performance remains at or above prior reporting periods during and prior to the COVID-19 pandemic. Although we expect these death rate fluctuation trends to continue, we will continue to assess these impacts, including the potential impacts of new variants of COVID-19, its sub-variants and any other new variants, and implement appropriate procedures, plans, strategy, and issue any disclosures that may be required, as the situation surrounding the pandemic and related regulatory mandates and restrictions, if any, evolves.

Inflationary Trends

Beginning in the second quarter of 2022, we began to experience modest cost increases and surcharges from our vendors and suppliers on merchandise and goods due to broader inflationary, raw material cost increases, and global supply chain impacts. This trend in modest cost increases continued during the fourth quarter of 2022, with the Company experiencing, for example, higher costs related to full-time hourly base rates, utilities, funeral supplies, merchandise costs and insurance. Although we have taken steps to mitigate these cost increases and we expect these impacts to continue throughout the current year, the ultimate scope and duration of these impacts are unknown at this time. More broadly, the U.S. economy continues to experience higher rates of inflation, which has impacted a wide variety of industries and sectors, with consumers facing rising prices. Such inflation may negatively impact consumers or discretionary spending, including the amount that consumers are able to spend on our services, although we have not experienced such impacts to date and our industry has been largely resilient to similar adverse economic and market environments in the past. Although we expect these trends to continue throughout the current year, we will continue to assess these impacts and take the appropriate steps, if necessary, to mitigate these cost increases, if possible.

OUR OPERATIONS

See Part II, Item 8, Financial Statements and Supplementary Data, Note 21 for segment data related to our operations.

Funeral Home and Cemetery Operations

Our funeral home and cemetery operations are managed by a team of experienced industry and sales professionals with substantial leadership experience.

Given the high fixed-cost structure associated with funeral home operations, we believe the following are key factors affecting our profitability:

- our ability to establish and maintain market share positions supported by strong local heritage and relationships;
- our ability to effectively respond to the increasing trends towards cremation by bundling complimentary services and merchandise;
- our ability to successfully execute our Standards Operating Model;
- our ability to control salary, merchandise and other controllable costs;
- our ability to exercise pricing leverage related to our atneed business to increase average revenue per contract;
- demographic trends in terms of population growth and average age, which impact death rates and number of deaths; and
- our response to fluctuations in capital markets and interest rates, which affect investment earnings on trust funds and our securities portfolio within the trust funds, which would offset lower pricing power as preneed contracts mature.

Our cemetery operations are subject to many of the same profitability factors as our funeral home business, as well as the following key factors:

- size and success of our sales organization;
- local perceptions and heritage of our cemeteries;

- our ability to adapt to changes in the economy and consumer confidence; and
- our response to fluctuations in capital markets and interest rates, which affect investment earnings on trust funds, finance charges on installment contracts and our securities portfolio within the trust funds.

Personalization and pre-planning continue to be two important trends in the funeral and cemetery industry, but the national trend toward more cremations may be the most significant. While this trend is expected to continue, other factors are expected to lead to rising industry revenue, including an increase in spending on additional or unique funeral and cremation services. Shifting preferences will likely continue to lead to a considerable rise in cremations; as such, we are focused on educating and providing our cremation customers with additional services and products that are available. All of our funeral homes offer cremation products and services. While the average revenue for a cremation service is generally lower than that of an average traditional burial service, we have found that this revenue can be substantially enhanced by offering additional services and merchandise, including video tributes, flowers, burial garments and memorial items such as urns, keepsake jewelry and other items that hold a portion of the cremated remains.

We believe the following are our key strengths for our funeral home and cemetery operations:

Market Leader. We compete with other publicly held funeral and cemetery companies and smaller, independent operators and believe we are a market leader in most of our markets. We focus on markets that perform better than the industry average and are less subject to material economic and demographic changes.

High Performance, Decentralized, Partnership Culture. Our funeral homes and cemeteries are managed by entrepreneurially focused Managing Partners with extensive funeral and cemetery industry experience, often within their local markets. They are responsible for day-to-day operations and for growing the business by hiring, training and developing highly motivated and productive local teams. Our businesses are supported by a broader team of High Performance leaders across multiple disciplines in our support center located in Houston, Texas. This promotes more cooperation and synergy between our funeral and cemetery operations and supports the goal of market-share and volume growth in our most significant markets. We believe our decentralized and partnership culture is very attractive to owners of premier independent businesses that fit our profile of suitable acquisition candidates.

Flexible Capital Structure and Strong Cash Flows. We believe our capital structure provides us with financial flexibility by allowing us to invest our cash in growth opportunities, such as business acquisitions and cemetery inventory projects. While we reassess our capital allocation strategy annually, we currently believe that our financial goals will best be achieved by continuing to improve the operational and financial performance of our existing portfolio of businesses while selectively investing our cash in growth opportunities that generate a return on invested capital in excess of our weighted average cost of capital. For additional information regarding our capital structure, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources.

Strong Field-Level Gross Profit Margins. We believe we have strong field-level gross profit margins and this performance is a testament to the success of our business strategies. Our strong margins and the ability to control costs are important advantages in a business such as ours that is characterized by a high fixed-cost structure. We will continue to seek ways to improve our financial performance, and we believe that our Standards Operating Model will continue to yield long-term improvement in our financial results.

Integrated Information Systems. We have implemented information systems to support local business decisions and to monitor performance of our businesses compared to financial and performance standards. Additionally, we have innovative technological and digital tools that enhance our ability to serve our client families in a remote environment. To further enhance the services we provide to our client families, we have begun developing a multi-year strategy with a greater focus on leveraging technology, specifically with customer facing opportunities. All of our funeral homes and cemeteries are connected to our support center located in Houston, Texas, which allows us to monitor and assess critical operating and financial data and analyze the performance of individual locations on a timely basis. Furthermore, our information system infrastructure provides senior management with a critical tool for monitoring and adhering to our established internal controls, which is critical given our decentralized model and the sensitive nature of our business operations.

Proven Leadership Team. Our leadership team, headed by our founder, Chairman and Chief Executive Officer, Melvin C. Payne, is characterized by a dynamic culture that focuses on addressing changing market conditions and emerging trends in the funeral services industry. We believe our culture of emphasizing the 4E (Energy, Energize Others, Edge and Execution) leadership characteristics is critical and will provide an important advantage as the funeral and cemetery industry evolves. We are committed to continue operating an efficient organization and strengthening our corporate and local business leadership.

Preneed Programs

Funeral and cemetery arrangements sold prior to death occurring are referred to as preneed contracts. We market funeral and cemetery services and products on a preneed basis at the local level. We operate under a decentralized preneed sales strategy whereby each business location customizes its preneed program to its local needs.

Preneed funeral or cemetery contracts enable families to establish, in advance, the type of service to be performed, the products to be used and the cost of such products and services. Preneed contracts permit families to eliminate the burden of making deathcare plans at the time of need and allow input from other family members before the death occurs. We guarantee the price and performance of the preneed contracts to the customer.

Approximately 15% of our funeral services performed are funded through preneed contracts, which are usually secured by placing the funds collected in trust for the benefit of the customer or by the purchase of a life insurance policy, the proceeds of which will pay for such services at the time of need. Insurance-funded contracts allow us to earn commission income to improve our near-term cash flow and offset a significant amount of the up-front costs associated with preneed sales. Trust funded contracts typically provide cash that is invested in various securities with the expectation that returns will exceed the growth factor in the insurance contracts. The cash flow and earnings from insurance contracts are more stable, but are generally lower than traditional trust fund investments. In markets that depend on preneed sales for market share, we supplement the arrangements written by our local funeral directors with sales sourced by our own sales counselors and by third party sellers. We sold 9,563 and 9,111 preneed funeral contracts, net of cancellations, during the years ended December 31, 2021 and 2022, respectively. At December 31, 2022, we had a backlog of 100,861 preneed funeral contracts to be delivered in the future.

In addition to preneed funeral contracts, we also offer "pre-planned" funeral arrangements whereby a customer determines in advance substantially all of the details of a funeral service without any financial commitment or other obligation on the part of the client until the actual time of need. Pre-planned funeral arrangements permit a family to avoid the burden of making deathcare plans at the time of need and enable a funeral home to establish relationships with a client that may eventually lead to an atneed sale.

Approximately 50% of our cemetery operating revenue is derived from preneed property sales. Our preneed cemetery strategy is to build family heritage in our cemeteries by selling property and interment rights prior to death through full time, highly motivated and entrepreneurial local sales teams. Our goal is to build broader and deeper teams of sales leaders and counselors in our larger and more strategically located cemeteries, including the development of standardized sales systems across our portfolio of cemeteries, in order to focus on growth of our preneed property sales. For example, during 2022, we continued to grow our cemetery sales and marketing team to develop and implement our standardized sales system. Cemetery merchandise and services are often purchased in addition to cemetery property at the time of sale. The performance of these preneed cemetery contracts is secured by placing the funds collected in trust for the benefit of the customer, the proceeds of which will pay for such services at the time of need. General consumer confidence and discretionary income may have a significant impact on our preneed sales success rate. Cemetery revenue that originated from preneed contracts represented approximately 67% of our total cemetery revenue for both 2021 and 2022. At December 31, 2022, we had a backlog of 66,797 preneed cemetery contracts to be delivered in the future.

Trust Funds and Insurance Contracts

We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts. These trusts are typically administered by independent financial institutions that we select. Investment management and advisory services are provided either by our wholly-owned registered investment advisory firm ("CSV RIA") or by independent financial advisors. As of December 31, 2022, CSV RIA provided these services to approximately 80% of our trust assets, for a fee based on the market value of trust assets. Under state trust laws, we are allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided. The investment advisors establish an investment policy that provides guidance on asset allocation, investment requirements, investment manager selection and performance monitoring. The investment objectives are tailored to generate long-term investment returns without assuming undue risk, while ensuring the management of assets complies with applicable laws.

Preneed sales generally require deposits to a trust or purchase of a third-party insurance product. Trust fund income earned, along with the receipt and recognition of any insurance benefits, are not reflected in our revenue until the service is performed or the merchandise is delivered. Trust fund holdings and deferred revenue are reflected on our Consolidated Balance Sheet, while our insurance funded contracts are not reflected on our Consolidated Balance Sheet. In most states, we are not permitted to withdraw principal or investment income from such trusts until the service is performed. Additionally, in most states, regulations require a portion (generally 10%) of the sale amount of cemetery property and memorials to be placed in a perpetual care trust. The income from these perpetual care trusts provides funds necessary to maintain cemetery property and memorials in perpetuity.

For additional information with respect to our trusts, see Part II, Item 8, Financial Statements and Supplementary Data, Note 7.

BUSINESS STRATEGY

Our business strategy is based on strong, local leadership with entrepreneurial principles that is focused on sustainable long-term market share, revenue, and profitability growth in each local business. We believe Carriage has the most innovative operating model in the funeral and cemetery industry, which we are able to achieve through a decentralized, high-performance culture and operating framework linked with incentive compensation programs that attract top-quality industry talent to our organization. We also believe that Carriage provides a unique consolidation and operating framework that offers a highly attractive succession planning solution for independent funeral home owners who want their legacy family business to remain operationally prosperous in their local communities.

Our **Mission Statement** states that "we are committed to being the most professional, ethical and highest quality funeral and cemetery service organization in our industry" and our **Guiding Principles** state our core values, which are comprised of:

- Honesty, integrity and quality in all that we do;
- Hard work, pride of accomplishment and shared success through employee ownership;
- Belief in the power of people through individual initiative and teamwork;
- Outstanding service and profitability go hand-in-hand; and
- Growth of the Company is driven by decentralization and partnership.

Our five **Guiding Principles** collectively embody our **Being The Best** high-performance culture and operating framework.

Our operations and business strategy are built upon the execution of the following three models:

- Standards Operating Model;
- 4E Leadership Model; and
- Strategic Acquisition Model.

Standards Operating Model

Our Standards Operating Model is focused on growing local market share, providing personalized high-value services to our client families and guests, and operating financial metrics that drive long-term, sustainable revenue growth and improved earning power of our portfolio of businesses by employing leadership and entrepreneurial principles that fit the nature of our high-value personal service business. Standards Achievement is the measure by which we judge the success of each business and incentivize our local managers and their teams. Our Standards Operating Model is not designed to produce maximum short-term earnings because we believe such performance is unsustainable and will ultimately stress the business, which very often leads to declining market share, revenue and earnings.

Important elements of our Standards Operating Model include:

- *Balanced Operating Model* – We believe a decentralized structure works best in the funeral and cemetery industry. Successful execution of our Standards Operating Model is highly dependent on strong local leadership, intelligent risk taking, entrepreneurial drive and corporate support aligned with the key drivers of a successful operation organized around three primary areas - market share, high-value services and operating financial metrics.
- *Incentives Aligned with Standards* – Empowering local managers, who we call Managing Partners, to do the right things in their operations and local communities, and providing appropriate support with operating and financial practices, will enable long-term growth and sustainable profitability. Each Managing Partner participates in a variable bonus plan whereby he or she earns a percentage of his or her respective business' earnings based upon the actual standards achieved as long as the performance exceeds our minimum standards.
- *The Right Local Leadership* – Successful execution of our operating model is highly dependent on strong local leadership as defined by our 4E Leadership Model, intelligent risk taking and entrepreneurial empowerment. A Managing Partner's performance is judged according to achievement of the standards for that business.

4E Leadership Model

Our 4E Leadership Model requires strong local leadership in each business to grow an entrepreneurial, decentralized, high-value, personal service and sales business at sustainable profit margins. Our 4E Leadership Model is based upon principles established by Jack Welch during his tenure at General Electric, and is based upon 4E qualities essential to succeed in a high-performance culture: *Energy* to get the job done; the ability to *Energize* others; the *Edge* necessary to make difficult decisions; and the ability to *Execute* and produce results. To achieve a high level within our Standards in a business year after year, we require our Managing Partners that have the 4E Leadership skills to entrepreneurially grow the business by hiring, training and developing highly motivated and productive local teams.

Strategic Acquisition Model

Our Standards Operating Model led to the development of our Strategic Acquisition Model, which guides our acquisition strategy. We believe that both models, when executed effectively, will drive long-term, sustainable increases in market share, revenue, earnings and cash flow. We believe a primary driver of higher revenue and profits in the future will be the execution of our Strategic Acquisition Model using strategic ranking criteria to assess acquisition candidates. As we execute this strategy over time, we expect to acquire larger, higher margin strategic businesses.

We have learned that the long-term growth or decline of a local branded funeral and cemetery business is reflected by several criteria that correlate strongly with five to ten year performance in volumes (market share), revenue and sustainable field-level earnings before interest, taxes, depreciation and amortization ("EBITDA") margins (a non-GAAP measure). We use criteria such as cultural alignment, volume and price trends, size of business, size of market, competitive standing, demographics, strength of brand and barriers to entry to evaluate the strategic position of potential acquisition candidates. Our financial valuation of the acquisition candidate is then determined through the application of an appropriate after-tax cash return on investment that exceeds our cost of capital.

Our belief in our **Mission Statement** and **Guiding Principles** and proper execution of the three models that define our strategy have given us a competitive advantage in every market where we compete. We believe that we can execute our three models without proportionate incremental investment in our consolidation platform infrastructure and without additional fixed regional and corporate overhead. This gives us a competitive advantage that is evidenced by the sustained earning power of our portfolio as defined by our EBITDA margin.

COMPETITION

The operating environment in the funeral and cemetery industry has been highly competitive. The largest publicly held operators, in terms of revenue, of both funeral homes and cemeteries with operations in the United States are Service Corporation International ("SCI"), Park Lawn Corporation ("Park Lawn") and Carriage. We believe these three companies collectively represent approximately 20% of funeral and cemetery revenue in the United States. Independent businesses, along with a few privately-owned consolidators, represent the remaining amount of industry revenue, accounting for an estimated 80% share of revenue.

Our funeral home and cemetery operations face competition in the markets that they serve. Our primary competition in most of our markets is from local independent operators. We have observed new start-up competition in certain areas of the country, which may impact our profitability in certain markets. Market share for funeral homes and cemeteries is largely a function of reputation and heritage, although competitive pricing, professional service and attractive, well-maintained and conveniently located facilities are also important. Because of the importance of reputation and heritage, market share increases are usually gained over a long period of time. The sale of preneed funeral services and cemetery property has increasingly been used by many companies as a marketing tool to build market share.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal service and low-end pricing. We also face competition from companies that market products and related merchandise over the internet and non-traditional casket stores in certain markets. These competitors have been successful in capturing a portion of the low-end market and product sales.

SEASONALITY

Our business can be affected by seasonal fluctuations in the death rate and may be further affected by epidemics and pandemics, like COVID-19. Generally, the number of deaths is higher during the winter months because the incidences of death from influenza and pneumonia are higher during this period than other periods of the year. For example, we experienced fluctuations in the death rate due to COVID-19, with a result of increased deaths during the duration of the pandemic. Although deaths directly attributable from COVID-19 have now largely decreased to have minimal direct impact on the overall death rate, the overall death rate remains higher than the pre-COVID-19 pandemic period. As a result, we are unable to predict or forecast the duration or variation of this increased death rate with any certainty.

REGULATION

General. Our operations are subject to regulations, supervision and licensing under numerous federal, state and local laws, ordinances and regulations, including extensive regulations concerning trust funds, preneed sales of funeral and cemetery products and services and various other aspects of our business. We believe that we comply in all material respects with the provisions of these laws, ordinances and regulations. Legislative bodies and regulatory agencies frequently propose new laws and regulations, some of which could have a material impact on our business. We cannot predict the impact of any future laws and regulations or changes to existing laws and regulations.

Federal Trade Commission. Our funeral home operations are comprehensively regulated by the Federal Trade Commission ("FTC") under Section 5 of the Federal Trade Commission Act and a trade regulation rule for the funeral industry promulgated thereunder referred to as the "Funeral Rule." The Funeral Rule defines certain acts or practices as unfair or deceptive and contains certain requirements to prevent these acts or practices. The preventive measures require a funeral provider to give consumers accurate, itemized pricing information and various other disclosures about funeral goods and services and prohibit a funeral provider from: (i) misrepresenting legal, crematory and cemetery requirements; (ii) embalming for a fee without permission; (iii) requiring the purchase of a casket for direct cremation; (iv) requiring consumers to buy certain funeral goods or services as condition for furnishing other funeral goods or services; (v) misrepresenting state and local requirements for an outer burial container; and (vi) representing that funeral goods and services have preservative and protective value. Additionally, the Funeral Rule requires the disclosure of mark-ups, commissions, additional charges and rebates related to cash advance items. On October 20, 2022, the FTC announced that it was retaining the Funeral Rule and issued an advanced notice of proposed rulemaking concerning potential amendments to the Funeral Rule. These potential amendments include, among other things, whether and how funeral providers should be required to display or attribute their price information online and through electronic means. On December 21, 2022, the FTC voted to extend the public comment period to January 17, 2023 for its advanced notice of proposed rulemaking on potential amendments to the Funeral Rule. We cannot predict what changes, if any, may be made to the Funeral Rule or the impact of any such changes on our business.

State Trust Laws. We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts. These trusts are typically administered by independent financial institutions which we select. Under state trust laws, our wholly owned registered investment advisor is allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided. Preneed funeral sales generally require deposits to a trust or purchase of a third-party insurance product. In most states, we are not permitted to withdraw principal or investment income from such trusts until the funeral service is performed. Some states, however, allow for the retention of a percentage (generally 10%) of the receipts to offset any administrative and selling expenses. Additionally, we are generally required under applicable state laws to deposit a specified amount (which varies from state to state, generally 50% to 100% of the selling price) into a merchandise and service trust fund for preneed cemetery merchandise and services sales.

Environmental. Our operations are also subject to certain federal, regional, state and local laws and regulations relating to environmental protection, including legal requirements governing air emissions, waste management and disposal and wastewater discharges. For instance, the federal Clean Air Act and analogous state laws, which restrict the emission of pollutants from many sources, including crematories, may require us to apply for and obtain air emissions permits, install costly emissions control equipment, and conduct monitoring and reporting tasks. Also, in the course of our operations, we store and use chemicals and other regulated substances as well as generate wastes that may subject us to strict liability under the federal Resource Conservation and Recovery Act and comparable state laws, which govern the treatment, storage, and disposal of nonhazardous and hazardous wastes, and the federal Comprehensive Environmental Response, Compensation and Liability Act, a remedial statute that imposes cleanup obligations on current and past owners or operators of facilities where hazardous substance releases occurred and anyone who transported or disposed or arranged for the transportation or disposal of hazardous substances released into the environment from such sites. In addition, the Federal Water Pollution Control Act, also known as the federal Clean Water Act, and analogous state laws regulate discharges of pollutants to state and federal waters. Underground and above ground storage tanks that store chemicals and fuels for vehicle maintenance or general operations are located at certain of our facilities and any spills or releases from those facilities may cause us to incur remedial liabilities under the Clean Water Act or analogous state laws as well as potential liabilities for damages to properties or persons. Failure to comply with environmental laws and regulations could result in the assessment of sanctions, including administrative, civil, and criminal penalties, the imposition of investigatory, remedial and corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting some or all of our activities in affected areas. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third party claims for damages to property, natural resources or persons. Also, it is possible that implementation of stricter environmental laws and regulations or more stringent enforcement of existing environmental requirements could result in additional, currently unidentifiable costs or liabilities to us, such as requirements to purchase pollution control equipment or implement operational changes or improvements. While we believe we are in compliance with existing environmental laws and regulations, we cannot assure that we will not incur substantial costs in the future.

Worker Health and Safety. We are subject to the requirements of the federal Occupational Safety and Health Act, as amended ("OSHA"), and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We believe that we are in compliance with all applicable laws and regulations relating to worker health and safety.

HUMAN CAPITAL

Our funeral homes and cemeteries are managed by entrepreneurially focused Managing Partners with extensive funeral and cemetery industry experience. They have responsibility for day-to-day operations and follow operating and financial metrics called "Standards" within our Standards Operating Model. Standards Achievement is the measure by which we judge the Managing Partner's performance and how we incentivize our Managing Partners and their teams. To achieve a high level within our Standards in a business year after year, we require local Managing Partners that have the 4E Leadership skills to entrepreneurially grow the business by hiring, training and developing highly motivated and productive local teams. See Part I, Item 1, Business Strategy for additional details about our Standards Operating Model and 4E Leadership Model. Additionally, we utilize short-term and long-term incentive performance programs to attract and retain talent in critical positions, ranging from sales counselors and sales managers to Houston support center leaders and employees.

As of December 31, 2022, we and our subsidiaries employed 2,553 employees, of whom 1,174 were full-time and 1,379 were part-time. All of our funeral directors and embalmers possess licenses required by applicable regulatory agencies. None of our employees are represented by unions.

AVAILABLE INFORMATION

We file annual, quarterly and other reports, and any amendments to those reports, and information with the United States Securities and Exchange Commission ("SEC"). The SEC maintains a website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

Our website address is *www.carriageservices.com*. Available on our website under "Investors – SEC Filings," free of charge, are Carriage's annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, current reports on Form 8-K, insider reports on Forms 3, 4 and 5 filed on behalf of directors and officers and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC.

Also posted on our website, and available in print upon request, are charters for our Audit Committee, Compensation Committee and Corporate Governance Committee. Copies of the Code of Business Conduct and Ethics and the Corporate Governance Guidelines are also posted on our website under "Investors – Corporate Governance." Within the time period required by the SEC and the New York Stock Exchange, we will post on our website any modifications to the charters and any waivers applicable to senior officers as defined in the applicable charters, as required by the Sarbanes-Oxley Act of 2002. Information contained on our website is not part of this Form 10-K.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Key Employees and Compensation

The success of our businesses is typically dependent upon one or a few key employees for success because of the localized and personal nature of our business.

Funeral home and cemetery businesses have built local heritage and tradition through successive generations, providing a foundation for ongoing business opportunities from established client family relationships and related referrals. We believe these relationships build trust in the community and are a key driver to market share. Our businesses, which tend to serve small local markets, usually have one or a few key employees that drive our relationships. Our ability to attract and retain Managing Partners, sales force and other personnel is an important factor in achieving future success. We can give no assurance that we can retain these employees or that these relationships will drive market share. Our inability to attract and maintain qualified and productive Managing Partners and sales force employees could have a material adverse effect on our financial condition, results of operations and cash flows.

Our "Good To Great" incentive program could result in significant future payments to our Managing Partners.

Our Good To Great incentive program rewards our Managing Partners for achieving an average net revenue compounded annual growth rate equal to at least 1% (the "Minimum Growth Rate") over a five year performance period (the "Performance Period") with respect to our funeral homes that they operate, which aligns our incentives with long-term value creation. Each Managing Partner that achieves the Minimum Growth Rate during the applicable Performance Period and remains continuously employed as a Managing Partner of the same business throughout the Performance Period will receive a one-time bonus, payable in a combination of cash and shares of our common stock, determined at our discretion. We believe this incentive program will result in improved field-level margins, market share and overall financial performance.

Our "Good To Great II" incentive program could result in the issuance of a significant number of shares of common stock to certain critical employees.

Our Good To Great II incentive program rewards certain employees who are not Managing Partners in alignment with the incentive programs for our Managing Partners. Specifically, the Good To Great II incentive program is tied to the future performance of the Company and requires the Company's share price to reach one of five predetermined Common Stock Price Averages (as defined by the program) through a performance period ending December 31, 2024 in order for the award to be earned by the participants of the program. While the program aligns our incentives with long-term value creation, there is a potential risk of dilution to our shareholders if we achieve the highest performance tier under the Good To Great II incentive program, which equals a Common Stock Price Average (as defined by the program) of $77.34 per share. At December 31, 2022, under such a scenario, a total of 995,873 shares of common stock would be awarded to participants under the program. We believe this incentive program will result in improved overall financial performance.

Strategic Business Execution and Performance

Improved performance in our funeral and cemetery segments is dependent upon successful execution of our Standards Operating Model.

We have implemented our Standards Operating Model to improve and better measure performance in our funeral and cemetery operations. We developed standards according to criteria, each with a different weighting, designed around market share, high-value services and operational and financial metrics. We also incentivize our Managing Partners by giving them the opportunity to earn a fixed percentage of the field-level earnings before interest, taxes, depreciation and amortization based upon the number and weighting of the standards achieved. Our expectation is that, over time, the Standards Operating Model will result in improving field-level margins, market share, customer satisfaction and overall financial performance, but there is no assurance that these goals will be met. Failure to successfully implement our Standards Operating Model in our funeral and cemetery operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our ability to execute our growth strategy is highly dependent upon our ability to successfully identify suitable acquisition candidates and negotiate transactions on favorable terms.

There is no assurance that we will be able to continue to identify acquisition candidates that meet our criteria or that we will be able to reach terms with identified candidates for transactions that are acceptable to us, and even if we do, we may not be able to successfully complete the transaction or integrate the new business into our existing business. We intend to apply standards established under our Strategic Acquisition Model to evaluate acquisition candidates, and there is no assurance that we will continue to be successful in doing so or that we will find attractive candidates that satisfy these standards. Due in part to the presence of competitors who have been in certain markets longer than we have, such acquisitions or investments may be more difficult or expensive than we anticipate.

Divestitures could negatively impact our business and retained liabilities from businesses that we sell could adversely affect our financial results.

As part of our growth strategy, we periodically review our businesses which may no longer be aligned with our strategic business plan and long-term objectives and, as a result of these reviews of our businesses, we may pursue additional divestitures. From time to time, we engage in discussions with third parties about potential divestitures of one or more of our businesses that, if fully consummated, could result in the divestiture of a material amount of assets and contribution to our results of operations that have historically contributed to our results of operations. Divestitures pose risks and challenges that could negatively impact our business, including disputes with buyers or potential impairment charges. For example, when we decide to sell a business, we may be unable to do so on our terms and within our anticipated time-frame, and even after reaching a definitive agreement to sell a business, the sale may be subject to satisfaction of pre-closing conditions, which may not be satisfied, as well as regulatory and governmental approvals, which may prevent us from completing a transaction on acceptable terms. If we do not realize the expected benefits of any divestiture transaction, our financial condition, results of operations, and cash flows could be materially adversely affected.

Competitive Marketplace

The funeral and cemetery industry is competitive.

The funeral and cemetery industry is characterized by a large number of locally-owned, independent operations in the United States and a large number of operations owned by publicly and privately-held funeral home and cemetery consolidators. To compete successfully, our funeral service locations and cemeteries must maintain good reputations and high professional standards, as well as offer attractive products and services at competitive prices. In addition, we must market ourselves in such a manner as to distinguish us from our competitors. We have historically experienced price competition from independent and publicly held funeral service and cemetery operators, monument dealers, casket retailers, low-cost providers, and other nontraditional providers of merchandise and services. If we are unable to successfully compete, our financial condition, results of operations, and cash flows could be materially adversely affected.

Marketing and sales activities by existing and new competitors could cause us to lose market share and lead to lower revenue and margins.

We face competition in all of our markets. Most of our competitors are independently owned, and some are relatively recent market entrants. Some of the recent entrants are individuals who were formerly employed by us or by our competitors and have relationships and name recognition within our markets. As a group, independent competitors tend to be aggressive in distinguishing themselves by their independent ownership, and they promote their independence through television, radio and print advertising, direct mailings and personal contact. Increasing pressures from new market entrants and continued advertising and marketing by competitors in local markets could cause us to lose market share and revenue. The types of services and the prices offered for such services by our competitors may attract customers, causing us to lose market share and revenue as well as to incur costs in response to competition to vary the types or mix of products or services offered by us.

Price competition could also reduce our market share or cause us to reduce prices to retain or recapture market share, either of which could reduce revenue and margins.

We have historically experienced price competition primarily from independent funeral home and cemetery operators, and from monument dealers, casket retailers, low-cost providers and other non-traditional providers of services or products. New market entrants tend to attempt to build market share by offering lower cost alternatives. In the past, this price competition has resulted in our losing market share in some markets. In other markets, we have had to reduce prices or offer discounts thereby reducing profit margins in order to retain or recapture market share. Increased price competition in the future could further reduce revenue, profits and our preneed backlog.

Change in Preneed Sales

Our ability to generate preneed sales depends on a number of factors, including sales incentives and local and general economic conditions.

Significant declines in preneed sales would reduce our backlog and future revenue and could reduce our future market share. On the other hand, a significant increase in preneed sales can have a negative impact on cash flow as a result of commissions and other costs incurred initially without corresponding revenue.

As we have localized our preneed sales strategies, we are continuing to refine the mix of service and product offerings in both our funeral and cemetery segments, including changes in our sales commission and incentive structure. These changes could cause us to experience declines in preneed sales in the near term. In addition, economic conditions at the local or national level could cause declines in preneed sales either as a result of less discretionary income or lower consumer confidence. Declines in preneed cemetery property sales reduces current revenue, and declines in other preneed sales would reduce our backlog and future revenue and could reduce future market share.

Increased preneed sales could have a negative impact on our cash flows.

Preneed sales of funeral and cemetery products and services generally have an initial negative impact on our cash flows, as we are required in certain states to deposit a portion of the sales proceeds into trusts or escrow accounts and often incur other expenses at the time of sale. Furthermore, many preneed purchases are paid for in installments over a period of several years, further limiting our cash flows at the time of sale. Because preneed sales generally provide positive cash flows over the long term, we market the sale of such contracts at the local level. If our efforts to increase such sales are successful, however, our current cash flows could be materially and adversely affected, in the near term.

Trust Fund and Life Insurance Contracts

Our funeral and cemetery trust funds own investments in equity securities, fixed income securities, and mutual funds, which are affected by market conditions that are beyond our control.

In connection with our backlog of preneed funeral and preneed cemetery merchandise and service contracts, funeral and cemetery trust funds own investments in equity securities, fixed income securities and mutual funds. Our returns on these investments are affected by financial market conditions that are beyond our control.

The following table summarizes our investment returns (realized and unrealized), excluding certain fees, on our trust funds for the years ended December 31, 2020, 2021 and 2022:

	2020	**2021**	**2022**
Preneed funeral trust funds	13.5 %	16.0 %	1.0 %
Preneed cemetery trust funds	15.5 %	19.3 %	0.7 %
Perpetual care trust funds	16.8 %	19.1 %	(0.2)%

Generally, earnings or gains and losses on our preneed funeral and cemetery trust investments are recognized, and we withdraw cash, when the underlying service is performed, merchandise is delivered, or upon contract cancellation. Our cemetery perpetual care trusts recognize earnings, and in certain states, capital gains and losses, and we withdraw cash when we incur qualifying cemetery maintenance costs. If the investments in our trust funds experience significant, recurring and sustained declines in subsequent years, there could be insufficient funds in the trusts to cover the costs of delivering services and merchandise or maintaining cemeteries in the future. We may be required to cover any such shortfall with cash flows from operations or other sources of cash, which could have a material adverse effect on our financial condition, results of operations or cash flows. For more information related to our trust investments, see Part II, Item 8, Financial Statements and Supplementary Data, Note 7.

If the fair market value of these trusts, plus any other amount due to us upon delivery of the associated contracts, were to decline below the estimated costs to deliver the underlying products and services at maturity, we would record a charge to earnings for the expected losses on the delivery of the associated contracts. For additional information, see Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates.

Earnings from and principal of trust funds could be reduced by changes in financial markets and the mix of securities owned.

Earnings and investment gains and losses on trust funds are affected by financial market conditions and the specific fixed-income and equity securities that we choose to maintain in the funds. We may not choose the optimal mix for any particular market condition. Declines in earnings from perpetual care trust funds would cause a decline in current revenue, while declines in earnings from other trust funds could cause a decline in future cash flows and revenue.

We may be required to replenish our funeral and cemetery trust funds in order to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.

Some states have laws that either require replenishment of investment losses under certain circumstances or impose various restrictions on withdrawals of future earnings when trust fund values drop below certain prescribed amounts. In the event of realized losses or market declines, we may be required to deposit portions or all of these amounts into the respective trusts in some future period.

Increasing death benefits related to preneed funeral contracts funded through life insurance contracts may not cover future increases in the cost of providing a price-guaranteed funeral service.

We sell price-guaranteed preneed funeral contracts through various programs providing for future funeral services at prices prevailing when the agreements are signed. For preneed funeral contracts funded through life insurance contracts, we receive in cash a general agency commission from the third-party insurance company. Additionally, there is an increasing death benefit associated with the contract that may vary over the contract life. There is no guarantee that the increasing death benefit will cover future increases in the cost of providing a price-guaranteed funeral service, and any such excess cost could be materially adverse to our future cash flows, revenue, and operating margins.

The financial condition of third-party insurance companies that fund our preneed funeral contracts may impact our future revenue.

Where permitted by state law, our customers may arrange their preneed funeral contract by purchasing a life insurance policy from third-party insurance companies. The customer/policy holder assigns the policy benefits to our funeral home to pay for the preneed funeral contract at the time of need. If the financial condition of the third-party insurance companies were to deteriorate materially because of market conditions or otherwise, there could be an adverse effect on our ability to collect all or part of the proceeds of the life insurance policy, including the annual increase in the death benefit, when we fulfill the preneed contract at the time of need. Failure to collect such proceeds could have a material adverse effect on our financial condition, results of operations, or cash flows.

Tax Changes

Changes in taxation, or the interpretations of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

We make judgments regarding the utilization of existing income tax credits and the potential tax effects of various financial transactions and results of operations to estimate our obligations to taxing authorities. We are also subject to regular reviews, examinations, and audits by the Internal Revenue Service ("IRS") and other taxing authorities with respect to our taxes. Uncertain tax positions may arise where tax laws or regulations may allow for alternative interpretations, where the timing of recognition of income is subject to judgement, or where the IRS or other taxing authorities issue subsequent guidance or take positions on audits that differ from our interpretations and assumptions. Our tax obligations include, for example, income, franchise, real estate, sales and use, and employment-related taxes and the judgments we make include reserves for potential adverse outcomes regarding our tax positions. Although we believe we have accurately estimated our tax obligations, uncertainty of interpretation by various tax authorities and the possibility that there are issues that have not been recognized by management could each result in additional tax obligations. For example, if a taxing authority disagrees with the positions we have taken, we could face additional tax liability, including interest and penalties. We believe that our tax obligations reflect the anticipated outcome of known uncertain tax positions in conformity with ASC Topic 740 Income Taxes. In addition, our effective tax rate could be adversely affected by changes in the mix of earnings in states with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, or changes in our interpretations of tax laws. Changes in federal, state, or local tax laws, adverse tax audit results, or adverse tax rulings on positions taken could have a material adverse effect on the results of our operations, financial condition, or cash flows.

New or revised tax laws or regulations could have a material effect on our financial statements

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, amended, or applied in a manner that has a material effect on us, which could materially impact our business and financial condition.

For example, on August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into law which includes a tax and spending package that introduced several tax-related provisions, including a 15% corporate alternative minimum tax ("CAMT") on corporations that have an average of $1 billion adjusted financial statement income over a consecutive three-year period and a 1% excise tax on certain corporate stock repurchases. The impact of these provisions will become effective for our Company beginning on January 1, 2023. We have reviewed and assessed the provisions of the IRA, and we do not currently believe that the IRA will have a material impact on our business, operating results, and financial condition. We will continue to evaluate the impact of the IRA, along with any other new or revised tax laws or regulations, as such information becomes available.

Litigation and Claims

Unfavorable results of litigation could have a material adverse impact on our financial statements.

We are subject to a variety of claims and lawsuits in the ordinary course of our business. Adverse outcomes in potential litigation related to our business may result in significant monetary damages or injunctive relief against us, as litigation and other claims are subject to inherent uncertainties. Any such adverse outcomes that may arise in the future, could have a material adverse impact on our financial position, results of operations, and cash flows.

RISKS RELATED TO THE FUNERAL AND CEMETERY INDUSTRY

Changes in Death Rates and Consumer Preferences

Declines in the number of deaths in our markets can cause a decrease in revenue. Changes in the number of deaths are not predictable from market to market or over the short term.

Declines in the number of deaths could cause atneed sales of funeral and cemetery services, property and merchandise to decline, which could decrease revenue. Although the United States Bureau of the Census estimates that the number of deaths in the United States will increase in the future, longer life spans could reduce the rate of deaths. In addition, changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in our markets or from quarter to quarter are not predictable. For example, we have seen the recent COVID-19 pandemic affect the death rate, with a result of increased deaths during the duration of the pandemic. Although deaths directly attributable from COVID-19 have now largely decreased to have minimal impact on the overall death rate, the overall death rate remains higher than the pre-COVID-19 pandemic period. As a result, we are unable to predict or forecast the duration or variation of this increased death rate with any certainty, including the potential impact of epidemics and pandemics on the death rate, including COVID-19 and any new variant or sub-variant. Any future variations of the death rate may cause our revenue to fluctuate and our results of operations to lack predictability.

The increasing number of cremations in the United States could cause revenue to decline because we could lose market share to firms specializing in cremations and because our average revenue for cremations is lower than that for traditional burials.

Our traditional cemetery and funeral service operations face competition from the increasing number of cremations in the United States. Industry studies indicate that the percentage of cremations has increased every year and this trend is expected to continue into the future. The trend toward cremation could cause cemeteries and traditional funeral homes to lose market share and revenue to firms specializing in cremations. Additionally, our average revenue for cremations is lower than that for traditional burials. If we are unable to continue to expand our cremation memorialization products and services, and cremations remain or increase as a significant percentage of our services, our financial condition, results of operations, and cash flows could be materially adversely affected.

If we are not able to respond effectively to changing consumer preferences, our market share, revenue and profitability could decrease.

Future market share, revenue and profits will depend in part on our ability to anticipate, identify and respond to changing consumer preferences. In past years, we have implemented new product and service strategies based on results of customer surveys that we conduct on a continuous basis. However, we may not correctly anticipate or identify trends in consumer preferences, or we may identify them later than our competitors. In addition, any strategies we may implement to address these trends may prove incorrect or ineffective.

Because the funeral and cemetery businesses are high fixed-cost businesses, changes in revenue can have a disproportionately large effect on cash flow and profits.

Funeral home and cemetery businesses incur the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, we must pay salaries, utilities, property taxes and maintenance costs on funeral homes and maintain the grounds of cemeteries regardless of the number of funeral services or interments performed. Because we cannot decrease these costs significantly or rapidly when we experience declines in sales, those declines can cause margins, profits and cash flow to decrease at a greater rate than the decline in revenue.

Regulatory Changes

Changes or increases in, or failure to comply with, regulations applicable to our business could increase costs or decrease cash flows.

The funeral and cemetery industry is subject to extensive and evolving regulation and licensing requirements under federal, state and local laws. For example, the funeral industry is regulated by the FTC, which requires funeral homes to take actions designed to protect consumers. State laws impose licensing requirements and regulate preneed sales. As such, we are subject to state trust fund and preneed sales practice audits, which could result in audit adjustments as a result of non-compliance. In addition, we may assume the liability for any audit adjustments for our acquired businesses for periods under audit that were prior to our ownership of the business depending upon the obligations outlined in the agreement. These audit adjustments could have a material adverse impact on our financial condition, results of operations and cash flows.

Embalming and cremation facilities are subject to stringent environmental and health regulations. Compliance with these regulations is burdensome, and we are always at risk of not complying with the regulations or facing costly and burdensome investigations from regulatory authorities.

In addition, from time to time, governments and agencies propose to amend or add regulations, which could increase costs or decrease cash flows. Several states and regulatory agencies have considered or are considering regulations that could require more liberal refund and cancellation policies for preneed sales of products and services, limit or eliminate our ability to use surety bonding, increase trust requirements and/or prohibit the common ownership of funeral homes and cemeteries in the same market. If adopted by the regulatory authorities of the jurisdictions in which we operate, these and other possible proposals could have a material adverse effect on us, our financial condition, our results of operations and our future prospects. For additional information regarding the regulation of the funeral and cemetery industry, see Part I, Item 1, Business, Regulation.

We are subject to environmental and worker health and safety laws and regulations that may expose us to significant costs and liabilities.

Our cemetery and funeral home operations are subject to certain federal, regional, state and local laws and regulations governing worker health and safety aspects of the operations, the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may restrict or impact our business in many ways, including requiring the acquisition of a permit before conducting regulated activities, restricting the types, quantities and concentration of substances that can be released into the environment, applying specific health and safety criteria addressing worker protection, and imposing substantial liabilities for any pollution resulting from our operations. We may be required to make significant capital and operating expenditures to comply with these laws and regulations and any failure to comply may result in the assessment of sanctions, including administrative, civil and criminal penalties, imposition of investigatory, remedial or corrective action obligations, delays in permitting or performance of projects and the issuance of injunctions restricting or prohibiting our activities. Failure to appropriately transport and dispose of generated wastes, used chemicals or other regulated substances, or any spills or other unauthorized releases of regulated substances in the course of our operations could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations, and result in neighboring landowners and other third parties filing claims for personal injury, property damage and natural resource damage allegedly caused by such non-compliant activities or spills or releases. Certain of these laws may impose strict, joint and several liabilities upon us for the remediation of contaminated property resulting from our or a predecessor owner's or operator's operations. We may not be able to recover some or any of these costs from insurance or contractual indemnifications. Moreover, changes in environmental laws, regulations and enforcement policies occur frequently, and any changes that result in more stringent or costly emissions control or waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our results of operations, competitive position or financial condition.

RISKS RELATED TO OUR CREDIT FACILITY AND FINANCIAL ACTIVITIES

Credit Facility and Debt Obligations

Covenant restrictions in our debt instruments may limit our flexibility to operate and grow our business, and if we are not able to comply with such covenants, our lenders could accelerate our indebtedness, proceed against certain collateral or exercise other remedies, which could have a material adverse effect on us.

The covenants in our Credit Facility and the Indenture governing our Senior Notes contain a number of provisions that impose operating and financial restrictions which, subject to certain exceptions, limit our ability and the ability of our subsidiaries to, among other things: incur additional indebtedness (including guarantees); pay dividends or make distributions or redeem or repurchase our common stock; make investments; grant liens on assets; make capital expenditures; enter into transactions with affiliates; enter into sale-leaseback transactions; sell or dispose assets; and acquire the assets of, or merge or consolidate with, other companies.

We are required to comply with certain financial covenants in our Credit Facility. Complying with these financial covenants and other restrictive covenants, as well as those that may be contained in any future debt agreements, may limit our ability to finance our future operations or working capital needs or to take advantage of future business opportunities. Our ability to comply with these covenants will depend on our future performance, which may be affected by events beyond our control. Our failure to comply with any of these covenants or restrictions could result in a default under any future debt instrument, which could lead to an acceleration of the debt under that instrument and, in some cases, the acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions, each of which could have a material adverse effect on us. In the case of an event of default, or in the event of a cross-default or cross-acceleration, we may not have sufficient funds available to make the required payments under our debt instruments. If we are unable to repay amounts owed under the terms of our Credit Facility, the lenders thereunder may choose to exercise their remedies in respect of the collateral, including a foreclosure of their lien which results in a sale of certain of our funeral assets to satisfy our obligations under the Credit Facility.

Pursuant to the terms of our Credit Facility, we must comply with, amongst other things, a maximum Total Leverage Ratio covenant that is measured quarterly. If we are unable to comply with the maximum Total Leverage Ratio, we will be in immediate default under the Credit Facility. For example, although we have not currently experienced any material negative impacts to our liquidity position, access to capital, or cash flows as a result of our operations or from any macroeconomic conditions, any material difference from our projected future operational and financial performance may have a future impact on our business that could result in our inability to comply with this Total Leverage Ratio covenant and other covenants in our Credit Facility. There can be no assurance that the lenders will agree to amend the Credit Facility in the future to adjust or eliminate this covenant or whether the lenders may agree to waive any non-compliance with this financial covenant or any other covenant in the future.

Moreover, if we do not maintain compliance with our continuing obligations or any covenants, terms and conditions of the Credit Facility, we could be in default and required to repay outstanding borrowings on an accelerated basis, which could subject us to decreased liquidity and other negative impacts on our business, results of operations and financial condition. It may be difficult for us to find an alternative lending source under these circumstances. Without access to borrowings under the Credit Facility, our liquidity would be adversely affected and we would lack sufficient working capital to operate our business as presently conducted. Any disruption in access to credit could force us to take measures to conserve cash.

Our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt obligations.

Our indebtedness requires significant interest and principal payments. As of December 31, 2022, we had $594.7 million of total debt (excluding debt issuance costs, debt discounts and lease obligations), consisting of $4.0 million of acquisition debt (consisting of deferred purchase price and promissory notes payable to sellers of businesses we purchased), $400.0 million of our Senior Notes and $190.7 million of outstanding borrowings under our Credit Facility, with $57.0 million of availability under our Credit Facility after giving effect to $2.3 million of outstanding letters of credit.

Our and our subsidiaries' level of indebtedness could have important consequences to us, including:

- continuing to require us and certain of our subsidiaries to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the funds available for operations and any future business opportunities;

- limiting flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

- placing us at a competitive disadvantage compared to our competitors that have less indebtedness;

- increasing our vulnerability to adverse general economic or industry conditions;

- making us and our subsidiaries more vulnerable to increases in interest rates, as borrowings under our Credit Facility are at variable rates; and

- limiting our ability to obtain additional financing to fund working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing.

Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take certain actions, including reducing spending on day-to-day operations, reducing future financing for working capital, capital expenditures and general corporate purposes, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt, including the notes.

Additionally, our leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our leverage could also impede our ability to withstand downturns in our industry or the economy in general.

Despite our current levels of indebtedness, we may still incur additional indebtedness. This could further exacerbate the risks associated with our indebtedness.

We may incur additional indebtedness in the future. The terms of our Credit Facility and the Indenture governing our Senior Notes will limit, but not prohibit, us from incurring additional indebtedness. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us or our subsidiaries from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt agreements. To the extent new debt is added to our current debt levels, the leverage risks associated with our indebtedness would increase.

GENERAL RISKS

Economic Conditions and Natural Disasters

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure or by reducing the amount of discretionary income consumers have available to spend on our services. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result of inflation, we have already experienced modest cost increases and surcharges from our vendors and suppliers on merchandise and goods and may continue to experience additional cost increases in the future, which could be of greater magnitude than those experienced to date. In addition, the impacts of inflation are also felt by consumers who face rising prices for a variety of goods and services, which could reduce the amount of discretionary spending that would otherwise be available to our client families and potential client families to spend on our services. Although we may take measures to mitigate the effects of inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Unfavorable economic conditions, including those resulting from health and safety concerns, could adversely affect our business, financial condition or results of operations.

Our business and operational results could be adversely affected by general conditions in the U.S. economy, including conditions that are outside of our control, such as the impact of health and safety concerns from epidemics and pandemics. For example, the initial U.S. and global economic and financial conditions related to the COVID-19 pandemic resulted in extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn from a pandemic or epidemic, like the COVID-19 pandemic and the related adverse economic and health consequences, could result in a variety of risks to our business, financial condition or results from operations, including weakened demand from our client families, decreased preneed sales, increased preneed installment contract defaults, increased cremation rates, reduced access to capital and credit markets or delays in obtaining client family payments. A weak or declining economy could also strain our supply partners. Additionally, our business relies heavily on our employees, including key employees due to the localized and personal nature of our business, and adverse events such as health-related concerns, the inability to travel and other matters affecting the general work environment could harm our business. In the event of a major disruption caused by the outbreak of pandemic diseases, such as COVID-19 or any new variants, we may lose the services of a number of our key employees or experience system interruptions, which could lead to impacts to our regular business operations, inefficiencies and reputational harm. Due to the uncertainty around the ultimate impacts of any epidemic or pandemic, including COVID-19, to our business and operations, any related impact on our business and operational results cannot be reasonably estimated at this time. Any of the foregoing could harm our business and we cannot anticipate all the ways in which future epidemics and pandemics, including the most recent COVID-19 pandemic and any future variants, would affect financial market conditions that could adversely impact our business.

Economic, financial and stock market fluctuations could affect future potential earnings and cash flows and could result in future goodwill, intangible assets and long-lived asset impairments.

In addition to an annual review, we assess the impairment of goodwill, intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying value may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, a significant decline in the market value of our stock or debt values, significant under-performance relative to historical or projected future operating results, and significant negative industry or economic trends. If these factors occur, we may have a triggering event, which could result in an impairment of our goodwill, intangible assets and other long-lived assets.

Based on the results of our annual goodwill and intangible assets impairment test we performed as of August 31, 2022 and our annual review of long-lived assets and leases at December 31, 2022, we concluded that there were no impairments of our goodwill, intangible assets or other long-lived assets and leases.

Significant weather events, natural disasters, or catastrophic events could adversely affect our business, financial condition or results of operations.

Over forty percent of the businesses we operate are located in California, Texas and Florida, areas where natural disasters are more prevalent, including, for example, hurricanes, wild fires, flooding, earthquakes, tornadoes and droughts. Significant weather events, natural disasters or catastrophic events in these states or other key areas where our operations are concentrated could disrupt our business through injury to our employees or client families, physical damage, closure or destruction of one or more of our locations, data centers or office facilities, or disrupt the delivery of goods or services by one or more of our vendors, any or all of which could adversely impact our operations or increase our costs, which would adversely affect our financial results.

Information Technology and Internal Controls

We rely significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents could harm our ability to operate our business effectively.

In the ordinary course of our business, we receive certain personal information, in both physical and electronic formats, about our customers, their loved ones, our employees, and our vendors. We maintain security measures and data backup systems to protect, store, and prevent unauthorized access to such information, which we are continually assessing and updating, as necessary. For example, following our previously disclosed ransomware attack to our information technology system in January 2021, we have since implemented additional and enhanced security measures to our overall cyber-security posture to mitigate, to the extent possible, future cyberattacks and other similar threats. These measures include, for example, the addition of an advanced security operations center providing proactive threat protection, cloud-based firewall protection across all locations and endpoint protection. While we determined, based on our assessment of the information known to us, that the January 2021 ransomware incident did not have, nor do we expect it will have, a material impact on our business, operations or financial results, if we fail to protect our own information from any future breaches in data security, we could experience significant costs and expenses as well as damage to our reputation. Moreover, it is possible that computer hackers and others (through increasingly sophisticated cyberattacks or by other means) might circumvent our security measures in the future and obtain the personal information of customers, their loved ones, our employees or our vendors.

In addition, we maintain insurance coverage for various cybersecurity risks, which covered substantially all of the costs associated with our January 2021 ransomware attack, but it is possible that such insurance coverage may not fully insure all future costs or losses associated with other cybersecurity incidents. As the sophistication and frequency of attacks increase, our information technology security costs, including cybersecurity insurance, which are significant, may rise.

Additionally, legislation relating to cybersecurity threats could impose additional requirements on our operations. Various state governments, notably California, New York, Nevada and Virginia, have enacted or enhanced data privacy regulations, and other state governments are considering establishing similar or stronger protections. These regulations impose certain obligations for securing, and potentially removing, specified personal information in our systems, and for apprising individuals of the information we have collected about them. We have incurred costs in an effort to comply with these data privacy risks and requirements, and our costs may increase significantly as risks become increasingly complex or if new or changing requirements are enacted, and based on how individuals exercise their rights. For example, in November 2020, California voters approved Proposition 24 (Consumer Personal Information Law and Agency Initiative), which went into effect as of January 1, 2023 and has increased the data privacy requirements for our business. Despite our efforts, any noncompliance could result in our incurring substantial penalties and reputational damage.

Our ability to manage and maintain our internal reports effectively and integration of new business acquisitions depends significantly on our enterprise resource planning system and other information systems. Some of our information technology systems may experience interruptions, delays or cessations of service or produce errors in connection with ongoing systems implementation work. The failure of our systems to operate effectively or to integrate with other systems, or a breach in security or other unauthorized access of these systems, may also result in reduced efficiency of our operations and could require significant capital investments to remediate any such failure, problem or breach and to comply with applicable regulations, all of which could adversely affect our business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could adversely affect our results of operations, investor confidence, and our stock price.

The accuracy of our financial reporting depends on the effectiveness of our internal control over financial reporting. Internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements and may not prevent or detect misstatements because of its inherent limitations. If we do not maintain effective internal control over financial reporting or implement controls sufficient to provide reasonable assurance with respect to the preparation and fair presentation of our financial statements, we could be unable to file accurate financial reports on a timely basis, and our results of operations, investor confidence, and stock price could be materially adversely affected.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS.**

None.

ITEM 2.   **PROPERTIES.**

At December 31, 2022, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states. We own the real estate and buildings for 150 of our funeral homes and lease 21 facilities. We own 31 cemeteries and operate one cemetery under a long-term contract with a municipality, which we refer to as a managed property. We operate 19 funeral homes in combination with cemeteries as these locations are physically located on the same property or in very close proximity and are under the same leadership.

The 32 cemeteries that we operate have developed cemetery property of approximately 147,000 and 143,000 units available-for-sale at December 31, 2021 and 2022, respectively. In addition, we own approximately 500 acres that are available for future development or sale. We anticipate having a sufficient inventory of lots to maintain our property sales for the foreseeable future.

The following table sets forth certain information as of December 31, 2022, regarding our properties used by the funeral home segment and by the cemetery segment identified by state:

State	Number of Funeral Homes		Number of Cemeteries	
	Owned	Leased[1]	Owned	Managed
California	21	5	5	—
Connecticut	7	2	—	—
Florida	11	5	5	—
Georgia	3	—	—	—
Idaho	4	1	3	—
Illinois	2	—	1	—
Kansas	2	—	—	—
Kentucky	7	1	—	—
Louisiana	3	1	1	—
Massachusetts	7	—	—	—
Michigan	2	—	—	—
Montana	2	1	1	—
Nevada	2	—	2	1
New Jersey	1	1	—	—
New Mexico	1	—	—	—
New York	10	1	—	—
North Carolina	11	1	2	—
Ohio	5	—	—	—
Oklahoma	5	—	2	—
Pennsylvania	2	—	—	—
Rhode Island	4	—	—	—
Tennessee	4	—	—	—
Texas	23	1	8	—
Virginia	8	1	1	—
Washington	2	—	—	—
Wisconsin	1	—	—	—
Total	150	21	31	1

[1] The leases, with respect to these funeral homes, generally have remaining terms ranging from one to twenty years, and generally, we have the right to renew past the initial terms and have a right of first refusal on any proposed sale of the property where these funeral homes are located.

Our support center occupies approximately 48,000 square feet of leased office space in Houston, Texas. At December 31, 2022, we owned and operated 791 vehicles.

The following table sets forth the number of funeral homes and cemeteries owned and operated by us for the periods presented:

	Years Ended December 31,		
	2020	2021	2022
Funeral homes at beginning of period	186	178	170
Acquisitions	1	—	6
Divestitures	(8)	(2)	(4)
Mergers of funeral homes	(1)	(6)	(1)
Funeral homes at end of period	178	170	171
Cemeteries at beginning of period	31	32	31
Acquisitions	1	—	1
Divestitures	—	(1)	—
Cemeteries at end of period	32	31	32

ITEM 3.   LEGAL PROCEEDINGS.

For more information regarding legal proceedings see Part II, Item 8, Financial Statements and Supplementary Data, Note 16.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange under the symbol "CSV." At February 24, 2023, there were 14,890,623 shares of our common stock outstanding. The shares of common stock outstanding are held by approximately 330 stockholders of record. Each share is entitled to one vote on matters requiring the vote of stockholders. We believe there are approximately 5,200 beneficial owners of our common stock.

RECENT SALES OF UNREGISTERED SECURITIES

During the year ended December 31, 2022, we did not have any sales of securities in transactions that were not registered under the Securities Act of 1933 (as amended, the "Securities Act") that have not been reported in a Form 8-K or Form 10-Q.

DIVIDENDS

While we intend to pay regular quarterly cash dividends for the foreseeable future, covenant restrictions under our Credit Facility and the Indenture governing our Senior Notes may limit our ability to pay dividends in the future.

EQUITY PLANS

For information regarding securities authorized for issuance under our equity compensation plans, see Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act.

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value of shares repurchased in thousands):

	Years Ended December 31,		
	2020	2021	2022
Number of Shares Repurchased[1]	—	2,906,983	695,496
Average Price Paid Per Share	$ —	$ 49.01	$ 49.22
Dollar Value of Shares Repurchased[1]	$ —	$ 142,469	$ 34,234

(1)   These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2022, our share repurchase program had $48.9 million authorized for additional repurchases.

The following table sets forth certain information with respect to repurchases of our common stock during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Dollar Value of Shares That May Yet Be Purchased Under the Program [1]
October 1, 2022 - October 31, 2022	—	$ —	—	$ 48,898,769
November 1, 2022 - November 30, 2022	—	$ —	—	$ 48,898,769
December 1, 2022 - December 31, 2022	—	$ —	—	$ 48,898,769
Total for quarter ended December 31, 2022	—		—	

(1) See the first paragraph under the caption "Purchases of Equity Securities by the Issuer" for more information on our publicly announced share repurchase program.

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following line graph below compares the yearly change in cumulative total shareholder return over a 5-year period on our common stock relative to the cumulative total returns of the Russell 3000 Index (the "Russell 3000"), the Peer Group shown in our Annual Report on Form 10-K for the year ended December 31, 2021, which consisted of SCI and StoneMor (the "2021 Peer Group"), and our new peer group consisting of SCI, Matthews International Corp. ("Matthews") and Park Lawn (the "2022 Peer Group").

We use a peer group index, as we believe there is no relevant published industry or line-of-business index that reflects the companies against which we compete in our industry. We removed Stonemor from our 2022 Peer Group and selected Matthews and Park Lawn to be added to our 2022 Peer Group as a result of StoneMor being delisted from the NYSE as of November 30, 2022. The returns of each member of the 2021 Peer Group and 2022 Peer Group are weighted according to their respective stock market capitalization as of the beginning of each period measured.

The graph assumes that the value of the investment in our common stock, the Russell 3000 Index, the 2021 Peer Group and the 2022 Peer Group was $100 on the last trading day of December 2017, and that all dividends were reinvested. Performance data for Carriage, the Russell 3000 Index, the 2021 Peer Group and the 2022 Peer Group is provided as of the last trading day of each of our last five fiscal years. For the 2021 Peer Group, as a result of StoneMor's delisting on November 30, 2022, the stock performance data as of December 31, 2022 reflects SCI's total cumulative return only.

The following graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities or the Exchange Act except to the extent that we specifically incorporate it by reference. The stock price performance included in this graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Carriage, the Russell 3000 Index, the 2021 Peer Group and the 2022 Peer Group



ITEM 6.　　　　**[RESERVED]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

OVERVIEW

Recent Trends

During the initial phase of the COVID-19 pandemic, we experienced an increase in volume that corresponded with the initial increase in COVID-related deaths. Beginning in the second quarter of 2022, we began to see deaths directly attributable from COVID-19 largely decrease to have minimal impact on the overall death rate, which accelerated during the third and fourth quarter of 2022. However, the overall death rate remains slightly higher than the pre-COVID-19 pandemic period, though we are unable to predict or forecast the duration or variation of this increased death rate with any certainty. As a result of the normalization of the death rate, during the latter half of 2022, we experienced lower volumes, revenues, earnings and margins when compared to the fourth quarter of 2021, but overall financial performance remains at or above prior reporting periods during and prior to the COVID-19 pandemic. Although we expect these death rate fluctuation trends to continue, we will continue to assess these impacts, including the potential impacts of new variants of COVID-19, its sub-variants and any other new variants, and implement appropriate procedures, plans, strategy, and issue any disclosures that may be required, as the situation surrounding the pandemic and related regulatory mandates and restrictions, if any, evolves.

Historically cremation trends have increased year over year and while that continued to be the case in 2022 and we expect will continue to be the case moving forward, we view this as an opportunity to put greater focus on educating our client families on available cremation memorialization options.

Beginning in the second quarter of 2022, we began to experience modest cost increases and surcharges from our vendors and suppliers on merchandise and goods due to broader inflationary, raw material cost increases, and global supply chain impacts. This trend in modest cost increases continued during the fourth quarter of 2022, with the Company experiencing, for example, higher costs related to full-time hourly base rates, utilities, funeral supplies, merchandise costs and insurance. Although we have taken steps to mitigate these cost increases and we expect these impacts to continue throughout the current year, the ultimate scope and duration of these impacts are unknown at this time. More broadly, the U.S. economy continues to experience higher rates of inflation, which has impacted a wide variety of industries and sectors, with consumers facing rising prices. Such inflation may negatively impact consumers or discretionary spending, including the amount that consumers are able to spend on our services, although we have not experienced such impacts to date and our industry has been largely resilient to similar adverse economic and market environments in the past. Although we expect these trends to continue throughout the current year, we will continue to assess these impacts and take the appropriate steps, if necessary, to mitigate these cost increases, if possible.

General

We operate in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our revenue, and Cemetery Operations, which currently accounts for approximately 30% of our revenue. Our funeral homes offer a complete range of high value personal services to meet a family's funeral needs, including consultation, the removal and preparation of remains, the sale of caskets and related funeral merchandise, the use of funeral home facilities for visitation and remembrance services and transportation services. Our cemeteries provide interment rights (grave sites and mausoleum spaces) and related merchandise, such as markers and outer burial containers. We provide funeral and cemetery services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

At December 31, 2022, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states within the United States. For additional discussion about our overall business strategy, see Part I, Item 1, Business – Business Strategy.

Funeral Home Operations

Factors affecting our funeral operating results include: demographic trends relating to population growth and average age, which impact death rates and number of deaths; establishing and maintaining leading market share positions supported by strong local heritage and relationships; effectively responding to increasing cremation trends by selling complementary services and merchandise; controlling salary and merchandise costs; and exercising pricing leverage related to our atneed business to increase average revenue per contract. In simple terms, volume and price are the two variables that affect funeral revenue. The average revenue per contract is influenced by the mix of traditional and cremation services because our average cremation service revenue is approximately one-third of the average revenue earned from a traditional burial service. Funeral homes have a relatively fixed cost structure.

Cemetery Operations

Factors affecting our cemetery operating results include: the size and success of our sales organization; local perceptions and heritage of our cemeteries; our ability to adapt to changes in the economy and consumer confidence; and our response to fluctuations in capital markets and interest rates, which affect investment earnings on trust funds, finance charges on installment contracts and our securities portfolio within the trust funds.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary sources of liquidity and capital resources are internally generated cash flows from operating activities and availability under our Credit Facility (defined below).

We generate cash in our operations primarily from atneed sales and delivery of preneed sales. We also generate cash from earnings on our cemetery perpetual care trusts. Based on our recent operating results, current cash position and anticipated future cash flows, we do not anticipate any significant liquidity constraints in the foreseeable future. We have the ability to draw on our Credit Facility, subject to its customary terms and conditions. However, if our capital expenditures or acquisition plans change, we may need to access the capital markets or seek further borrowing capacity from our lenders to obtain additional funding and we may not be able to obtain such funding on terms and conditions that are acceptable to us. Further, to the extent operating cash flow or access to and cost of financing sources are materially different than expected, future liquidity may be adversely affected. Please read Part I, Item 1A, Risk Factors.

For 2023, our plan is to remain focused on integrating our recently acquired businesses, along with closing and integrating one pending acquisition, and prioritizing our capital allocation for debt repayments, the payment of dividends and debt obligations and internal growth capital expenditures, which we expect to fund using cash on hand and borrowings under our Credit Facility, along with general corporate purposes and strategic acquisitions, as allowed under our Credit Facility. We believe that our existing and anticipated cash resources, including, as needed, additional borrowings or other financings that we may be able to obtain, will be sufficient to meet our anticipated working capital requirements, capital expenditures, scheduled debt payments, commitments and dividends for the next 12 months, as well as our long-term financial obligations.

Cash Flows

We began 2022 with $1.1 million in cash and ended the year with $1.2 million in cash. At December 31, 2022, we had borrowings of $190.7 million outstanding on our Credit Facility compared to $155.4 million as of December 31, 2021 and $47.2 million as of December 31, 2020.

The following table sets forth the elements of cash flow (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Cash at beginning of year	$ 716	$ 889	$ 1,148
Net cash provided by operating activities	82,915	84,246	61,024
Acquisition of businesses and real estate	(28,011)	(3,285)	(33,876)
Proceeds from divestiture and sale of other assets	8,541	7,875	5,027
Proceeds from insurance reimbursements	248	7,758	2,440
Capital expenditures	(15,198)	(24,883)	(26,081)
Net cash used in investing activities	(34,420)	(12,535)	(52,490)
Net borrowings (payments) on our Credit Facility, acquisition debt and finance lease obligations	(38,345)	106,869	34,418
Payment to redeem the 6.625% senior notes due 2026	—	(400,000)	—
Payment of call premium related to the 6.625% senior notes due 2026	—	(19,876)	—
Proceeds from the issuance of the 4.25% senior notes due 2029	—	395,500	—
Payment of debt issuance costs for the Credit Facility and 4.25% senior notes due 2029	(78)	(2,197)	(922)
Conversions and maturity of the Convertible Notes	(4,563)	(3,980)	—
Net proceeds from employee equity plans	881	(3)	1,418
Dividends paid on common stock	(6,048)	(7,264)	(6,763)
Purchase of treasury stock	—	(140,040)	(36,663)
Other financing costs	(169)	(461)	—
Net cash used in financing activities	(48,322)	(71,452)	(8,512)
Cash at end of year	$ 889	$ 1,148	$ 1,170

Operating Activities

For the year ended December 31, 2022, cash provided by operating activities was $61.0 million compared to $84.2 million for the year ended December 31, 2021 and $82.9 million for the year ended December 31, 2020.

The decrease of $23.2 million for the year ended December 31, 2022 compared to the same period in 2021 was primarily due to the unfavorable working capital changes in accrued liabilities, which were partially offset by favorable changes in income tax receivables. The increase of $1.3 million for the year ended December 31, 2021 compared to the same period in 2020 was primarily due to unfavorable working capital changes in income tax receivables, accounts payable and accrued liabilities.

Investing Activities

Our investing activities resulted in a net cash outflow of $52.5 million for the year ended December 31, 2022 compared to $12.5 million for the year ended December 31, 2021 and $34.4 million for the year ended December 31, 2020.

Acquisition and Divestiture Activity

During the year ended December 31, 2022, we acquired a business consisting of two funeral homes in Kissimmee, Florida for $6.3 million in cash and a business consisting of three funeral homes, one cemetery and one cremation focused business in the Charlotte, North Carolina area for $25.0 million in cash. In addition, we sold four funeral homes for $1.5 million, sold real property for $3.3 million and purchased real property for $2.6 million. We also received proceeds of $2.4 million from our property insurance policy for the reimbursement of renovation costs for our funeral and cemetery businesses that were damaged by Hurricane Ida.

During the year ended December 31, 2021, we sold two funeral homes and one cemetery for $2.5 million, sold real property for $5.2 million and purchased real property for $3.3 million. We also received proceeds of $7.8 million from our property insurance policy for the reimbursement of renovation costs for our funeral and cemetery businesses that were damaged by Hurricane Ida.

During the year ended December 31, 2020, we acquired one funeral home and cemetery combination business in Lafayette, California for $33.0 million in cash, of which $5.0 million was deposited in escrow in 2019 and $28.0 million was paid at closing in 2020. In addition, we sold eight funeral homes for $8.4 million and we sold real property for $0.1 million.

Capital Expenditures

For the year ended December 31, 2022, our capital expenditures (comprising of growth and maintenance spend) totaled $26.1 million compared to $24.9 million for the year ended December 31, 2021, and $15.2 million for the year ended December 31, 2020.

The following tables present our growth and maintenance capital expenditures (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Growth			
Cemetery development	$ 4,705	$ 5,845	$ 7,679
Renovations at certain businesses[1]	953	4,541	5,048
Crematory projects	46	495	788
Other	732	687	782
Total Growth	$ 6,436	$ 11,568	$ 14,297

[1] During the year ended December 31, 2022, we spent $2.4 million for renovations on two businesses that were affected by Hurricane Ida, all of which was reimbursed by our property insurance. During the year ended December 31, 2021, we spent $1.6 million for renovations on four businesses that were affected by Hurricane Ida, all of which was reimbursed by our property insurance.

	Years Ended December 31,		
	2020	2021	2022
Maintenance			
General equipment and furniture	$ 3,536	$ 7,027	$ 4,834
Facility repairs and improvements	2,053	2,543	3,207
Vehicles	1,493	2,329	2,062
Paving roads and parking lots	731	1,186	1,157
Information technology infrastructure improvements	949	230	524
Total Maintenance	$ 8,762	$ 13,315	$ 11,784

Financing Activities

Our financing activities resulted in a net cash outflow of $8.5 million for the year ended December 31, 2022 compared to a net cash outflow of $71.5 million for the year ended December 31, 2021 and a net cash outflow of $48.3 million for the year ended December 31, 2020.

For the year ended December 31, 2022, we had net borrowings on our Credit Facility, acquisition debt and finance leases of $34.4 million, offset by the following payments: i) $36.7 million for the purchase of treasury stock; ii) $6.8 million in dividends; and iii) $0.9 million for debt issuance and transactions costs related to our Credit Facility.

For the year ended December 31, 2021, we had net borrowings on our Credit Facility, acquisition debt and finance leases of $106.9 million, offset by the following payments: i) $19.9 million for the call premium to redeem our 6.625% senior notes due 2026; ii) $140.0 million for the purchase of treasury stock; iii) $2.2 million for debt issuance and transactions costs related to our 4.25% senior notes due 2029 and Credit Facility; iv) $4.0 million for the conversions and maturity of our 2.75% convertible subordinated notes; and v) $7.3 million in dividends.

For the year ended December 31, 2020, we had net payments on our Credit Facility, acquisition debt and finance leases of $38.3 million. In addition, we paid $6.0 million in dividends and $4.6 million for the repurchase of a portion of our 2.75% convertible subordinated notes.

Dividends

Our Board declared the following dividends payable on the dates below (in thousands, except per share amounts):

2022	**Per Share**		**Dollar Value**	
March 1st	$	0.1125	$	1,725
June 1st	$	0.1125	$	1,730
September 1st	$	0.1125	$	1,653
December 1st	$	0.1125	$	1,655

2021	**Per Share**		**Dollar Value**	
March 1st	$	0.1000	$	1,799
June 1st	$	0.1000	$	1,808
September 1st	$	0.1000	$	1,783
December 1st	$	0.1125	$	1,873

2020	**Per Share**		**Dollar Value**	
March 1st	$	0.0750	$	1,339
June 1st	$	0.0750	$	1,343
September 1st	$	0.0875	$	1,569
December 1st	$	0.1000	$	1,797

Share Repurchases

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act, as amended (the "Exchange Act").

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Exchange Act, which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value of shares repurchased in thousands):

	Years Ended December 31,					
	2020		**2021**		**2022**	
Number of Shares Repurchased[1]		—		2,906,983		695,496
Average Price Paid Per Share	$	—	$	49.01	$	49.22
Dollar Value of Shares Repurchased[1]	$	—	$	142,469	$	34,234

(1) These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2022, our share repurchase program had $48.9 million authorized for additional repurchases.

Credit Facility, Lease Obligations and Acquisition Debt

The outstanding principal of our long-term debt and lease obligations is as follows (in thousands):

	December 31, 2021		**December 31, 2022**	
Credit Facility	$	155,400	$	190,700
Finance leases		5,532		5,157
Operating leases		20,433		19,518
Acquisition debt		4,500		3,993
Total	$	185,865	$	219,368

Credit Facility

At December 31, 2022, our senior secured revolving credit facility (as previously amended, including the Second Credit Facility Amendment and Third Credit Facility Amendment, the "Credit Facility") was comprised of: (i) a $250.0 million senior secured revolving credit facility, including a $15.0 million subfacility for letters of credit and a $10.0 million swingline, and (ii) an accordion or incremental option allowing for future increases in the facility size by an additional amount of up to $75.0 million in the aggregate in the form of increased revolving commitments or incremental term loans.

On May 27, 2022, we entered into a second amendment and commitment increase (the "Second Credit Facility Amendment") to our Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. The Second Credit Facility Amendment provided, among other things, for (i) an increase to the Revolving Credit Commitments (as defined in the Credit Facility) from $200.0 million to $250.0 million in the aggregate; (ii) modifications to the definitions of "Applicable Rate" and "Applicable Fee Rate" to change the applicable rates and pricing levels set forth in each pricing grid; (iii) the establishment of the BSBY as a benchmark rate and the removal of LIBOR; (iv) an increase in the maximum Total Leverage Ratio (as defined in the Credit Facility) to 5.25 to 1.00; and (v) modifications to the restricted payments covenant to allow us to make additional stock repurchases, subject to the satisfaction of certain conditions therein. We incurred $0.3 million in transactions costs related to the Second Credit Facility Amendment, which were capitalized and will be amortized over the remaining term of the related debt using the straight-line method.

On December 9, 2022, we entered into a third amendment (the "Third Credit Facility Amendment"), to our Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. The Third Credit Facility Amendment provides, among other things, for (i) modifications to the definitions of "Applicable Rate" and "Applicable Fee Rate" to change the applicable rates and pricing levels set forth in each pricing grid; (ii) an increase in the maximum Total Leverage Ratio (as defined in the Credit Facility) covenant as follows: a Total Leverage Ratio not to exceed (a) 6.00 to 1.00 from the effective date of the Third Credit Facility Amendment through the quarter ended June 30, 2023, (b) 5.75 to 1.00 for the quarters ended September 30, 2023, and December 31, 2023, (c) 5.50 to 1.00 for the quarters ended March 31, 2024 and June 30, 2024, (d) 5.25 to 1.00 for the quarter ended September 30, 2024, and (e) 5.00 and 1.00 for the quarter ended December 31, 2024 and each quarter ended thereafter; (iii) modifications to the permitted investments covenant, relating to the Company's ability to make certain acquisitions, subject to the satisfaction of certain conditions therein; (iv) modifications to the restricted payments covenant related to the Company's ability to make stock repurchases, subject to the satisfaction of certain conditions therein; and (v) a modification to the Total Leverage Ratio level which constitutes a Real Property Collateral Trigger Event (as defined in the Credit Facility). The final maturity of the Credit Facility will occur on May 13, 2026.

Prior to the execution of the Third Credit Facility Amendment, we recognized a loss on the write-off of $0.2 million in unamortized debt issuance costs, which was recorded in *Loss on extinguishment of debt*. We also incurred $0.6 million in transactions costs related to the execution of the Third Credit Facility Amendment, which were capitalized and will be amortized over the remaining term of the related debt using the straight-line method.

Our obligations under the Credit Facility are unconditionally guaranteed on a joint and several basis by the same subsidiaries which guarantee the Senior Notes (as defined below) and certain of our subsequently acquired or organized domestic subsidiaries (collectively, the "Subsidiary Guarantors").

The Credit Facility contains customary affirmative covenants, including, but not limited to, covenants with respect to the use of proceeds, payment of taxes and other obligations, continuation of the Company's business and the maintenance of existing rights and privileges, the maintenance of property and insurance, amongst others.

In addition, the Credit Facility also contains customary negative covenants, including, but not limited to, covenants that restrict (subject to certain exceptions) the ability of the Company and the Subsidiary Guarantors to incur indebtedness, grant liens, make investments, engage in mergers and acquisitions, and pay dividends and other restricted payments, and certain financial maintenance covenants. At December 31, 2022, we were subject to the following financial covenants under our Credit Facility: (A) a Total Leverage Ratio not to exceed 6.00 to 1.00 and (B) a Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.20 to 1.00 as of the end of any period of four consecutive fiscal quarters. These financial maintenance covenants are calculated for the Company and its subsidiaries on a consolidated basis. We were in compliance with all of the covenants contained in our Credit Facility at December 31, 2022.

At December 31, 2022, we had outstanding borrowings under the Credit Facility of $190.7 million. We also had one letter of credit for $2.3 million under the Credit Facility. The letter of credit will expire on November 27, 2023 and is expected to automatically renew annually and secures our obligations under our various self-insured policies. At December 31, 2022, we had $57.0 million of availability under the Credit Facility.

Outstanding borrowings under our Credit Facility bear interest at a prime rate or a BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2022, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. The weighted average interest rate on our Credit Facility was 3.8% and 4.0% for the years ended December 31, 2021 and 2022, respectively.

We have no material assets or operations independent of the Subsidiary Guarantors, as all of our assets and operations are held and conducted by the Subsidiary Guarantors. Additionally, we do not currently have any significant restrictions on our ability to receive dividends or loans from any Subsidiary Guarantors.

The interest expense and amortization of debt issuance costs related to our Credit Facility are as follows (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Credit Facility interest expense	$ 3,738	$ 1,820	$ 7,105
Credit Facility amortization of debt issuance costs	482	380	412

The interest payments on our remaining borrowings under the Credit Facility will be determined based on the average outstanding balance of our borrowings and the prevailing interest rate during that time. See Part II, Item 8, Financial Statements and Supplementary Data, Note 12 to our Consolidated Financial Statements for further detail of our debt and interest payments.

Lease Obligations

Our lease obligations consist of operating and finance leases. We lease certain office facilities, certain funeral homes and equipment under operating leases with original terms ranging from one to twenty years. Many leases include one or more options to renew, some of which include options to extend the leases for up to forty years. We lease certain funeral homes under finance leases with original terms ranging from ten to forty years.

The lease cost related to our operating leases and short-term leases and depreciation expense and interest expense related to our finance leases are as follows (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Operating lease cost	$ 3,795	$ 3,762	$ 3,375
Short-term lease cost	185	193	329
Variable lease cost	39	160	324
Finance lease cost:			
Depreciation of leased assets	$ 439	$ 438	$ 438
Interest on lease liabilities	496	471	442

At December 31, 2022, non-cancelable operating and finance lease obligations were $36.4 million, with $4.7 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 15 to our Consolidated Financial Statements for further detail of our lease payments.

Acquisition Debt

Acquisition debt consists of deferred purchase price and promissory notes payable to sellers. A majority of the deferred purchase price and notes bear no interest and are discounted at imputed interest rates ranging from 7.3% to 10.0%. Original maturities typically range from five to twenty years.

The imputed interest expense related to our acquisition debt is as follows (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Acquisition debt imputed interest expense	$ 489	$ 364	$ 311

At December 31, 2022, acquisition debt obligations were $5.7 million, with $0.8 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 12 to our Consolidated Financial Statements for further detail of our debt payments.

Convertible Subordinated Notes due 2021

During the year ended December 31, 2021, we converted $2.4 million in aggregate principal amount of our 2.75% convertible subordinated notes due 2021 (the "Convertible Notes") held by certain holders for $3.8 million in cash and recorded $1.4 million for the reacquisition of the equity component. The Convertible Notes matured on March 15, 2021, at which time all Convertible Notes outstanding, $0.2 million in aggregate principal amount, were paid in full in cash at par value. Therefore, no Convertible Notes remain outstanding at December 31, 2021 and 2022.

The interest expense and accretion of debt discount and debt issuance costs related to our Convertible Notes are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Convertible Notes interest expense	$ 149	$ 18	$ —
Convertible Notes accretion of debt discount	216	20	—
Convertible Notes amortization of debt issuance costs	20	1	—

The effective interest rate on the unamortized debt discount and debt issuance costs for the year ended December 31, 2021 was 3.1%.

Senior Notes

At December 31, 2022, we had $400.0 million in aggregate principal amount of 4.25% Senior Notes due 2029 (the "Senior Notes") and related guarantees by the Subsidiary Guarantors, which were issued in a private offering under Rule 144A and Regulation S of the Securities Act.

The Senior Notes were issued under an indenture, dated as of May 13, 2021 (the "Indenture"), among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee ("Collateral Trustee"). The Senior Notes are unsecured, senior obligations and are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally by each of the Subsidiary Guarantors. The Senior Notes mature on May 15, 2029, unless earlier redeemed or purchased and bear interest at 4.25% per year, which is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021.

We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. In addition, before May 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Senior Notes outstanding using an amount of cash equal to the net proceeds of certain equity offerings, at a price of 104.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption; provided that (1) at least 50% of the aggregate principal amount of the Senior Notes (including any additional Senior Notes) outstanding under the Indenture remain outstanding immediately after the occurrence of such redemption (unless all Senior Notes are redeemed concurrently), and (2) each such redemption must occur within 180 days of the date of the consummation of any such equity offering.

If a "change of control" occurs, holders of the Senior Notes will have the option to require us to purchase for cash all or a portion of their Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest. In addition, if we make certain asset sales and do not reinvest the proceeds thereof or use such proceeds to repay certain debt, we will be required to use the proceeds of such asset sales to make an offer to purchase the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants limiting our ability and our Restricted Subsidiaries (as defined in the Indenture) to, among other things, incur additional indebtedness or issue certain preferred shares, create liens on certain assets to secure debt, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, agree to certain restrictions on the ability of Restricted Subsidiaries to make payments to us, consolidate, merge, sell or otherwise dispose of all or substantially all assets, or engage in transactions with affiliates. The Indenture also contains customary events of default.

The debt discount and the debt issuance costs are being amortized using the effective interest method over the remaining term of 77 months of the Senior Notes. The effective interest rate on the unamortized debt discount and the unamortized debt issuance costs for the Senior Notes for both the years ended December 31, 2021 and 2022 was 4.42% and 4.30%, respectively.

The fair value of the Senior Notes, which are Level 2 measurements, was $322.3 million at December 31, 2022.

The interest expense and amortization of debt discount, debt premium and debt issuance costs related to our Senior Notes are as follows (in thousands):

	Years Ended December 31,					
		2020		**2021**		**2022**
Senior Notes interest expense	$	26,500	$	21,767	$	16,980
Senior Notes amortization of debt discount		528		504		493
Senior Notes amortization of debt premium		221		85		—
Senior Notes amortization of debt issuance costs		280		195		140

We have future interest payments on our outstanding balance of $108.3 million, with $17.0 million payable within 12 months. See Part II, Item 8, Financial Statements and Supplementary Data, Note 14 to our Consolidated Financial Statements for further detail of our debt and interest payments.

Off-Balance Sheet Arrangements

At December 31, 2022, our off-balance sheet arrangements were as follows:

Non-compete agreements - We have various non-compete agreements with former owners and employees of businesses we have acquired. These agreements are generally for one to ten years and provide for periodic payments over the term of the agreements. We have future payments on our non-compete agreements of $8.0 million, with $2.5 million payable within 12 months.

Consulting agreements - We have various consulting agreements with former owners of businesses we have acquired. Payments for such agreements are generally not made in advance. These agreements are generally for one to five years and provide for bi-weekly or monthly payments. We have future payments on our consulting agreements of $2.2 million, with $0.9 million payable within 12 months.

Employment agreements - We have employment agreements with our executive officers. These agreements are generally for three to six years and provide for participation in various incentive compensation arrangements. These agreements generally renew automatically on an annual basis after their initial term has expired, with the exception of our Chairman of the Board and Chief Executive Officer, which does not renew after the current term expiring in February 2028. We have future payments on our employment agreements of $15.1 million, with $4.8 million payable within 12 months.

Letter of credit - We have one letter of credit for $2.3 million under the Credit Facility, which secures our obligations under our various self-insurance policies in the event we are unable to meet the self-insurance portion of our claim payment obligations. As we already have reserves recorded for our self-insurance claims costs, these do not represent additional liabilities. The letter of credit will expire on November 27, 2023 and is expected to automatically renew annually.

The obligations related to our off-balance sheet arrangements are significant to our future liquidity; however, although we can provide no assurances, we anticipate that these obligations will be funded from cash provided from our operating activities. If we are not able to meet these obligations with cash provided by our operating activities, we may be required to access the capital markets or draw down on our Credit Facility, both of which may be more difficult to access. See Part II, Item 8, Financial Statements and Supplementary Data, Notes 12 and 16 to our Consolidated Financial Statements for further detail of our letter of credit and off-balance sheet agreements, respectively.

FINANCIAL HIGHLIGHTS

Below are our financial highlights (in thousands except for volumes and averages):

		Years Ended December 31,				
		2020		**2021**		**2022**
Revenue	$	329,448	$	375,886	$	370,174
Funeral contracts		47,190		49,249		47,498
Average revenue per funeral contract	$	5,145	$	5,360	$	5,493
Preneed interment rights (property) sold		9,503		11,408		10,878
Average price per interment right sold	$	4,033	$	4,718	$	4,576
Gross profit	$	105,923	$	129,516	$	119,226
Net income	$	16,090	$	33,159	$	41,381

Revenue in 2022 decreased $5.7 million compared to 2021, as we experienced a 3.6% decrease in funeral contract volume, a 4.6% decrease in the number of preneed interment rights (property) sold and a 3.0% decrease in the average price per interment right sold, which were slightly offset by a 2.5% increase in average revenue per funeral contract. The decrease in funeral contract volume and the number of interment rights sold correspond to the decline in COVID-19 related cases in 2022 compared to 2021, as deaths directly attributable from COVID-19 have now largely decreased to have minimal impact on the overall death rate.

Revenue in 2021 increased $46.4 million compared to 2020, as we experienced a 20.0% increase in the number of preneed interment rights (property) sold, as well as a 17.0% increase in the average price per interment right sold, primarily due to (1) our sales personnel being less impacted by social distancing restrictions that were in place in 2020 due to COVID-19; (2) the full integration of the cemetery acquisitions made in the fourth quarter of 2019 and first quarter of 2020; and (3) the execution of our innovative cemetery sales strategy of building high performance sales teams and standardized sales systems across our portfolio of cemeteries.

We also experienced a 4.4% increase in total funeral contracts and a 4.2% increase in the average revenue per funeral contract for 2021 compared to 2020. We believe the increase in volume during 2021 is due not only to COVID-19 deaths, but is also the result of our ability to adapt to the continued changing consumer environment with new and innovative ways to serve families. We believe the increase in the average revenue per contract is a further reflection of our ability to creatively serve our families, as the number of contracts for which we provided services in 2021 began to return to pre-COVID-19 levels. Further discussion of Revenue for our funeral home and cemetery segments is presented under "Results of Operations."

Gross profit in 2022 decreased $10.3 million compared to 2021, due to the decrease in revenue, as well as increases in operating expenses, in both our funeral and cemetery segments. These increases are partially due to higher costs from inflationary impacts concentrated in our full-time hourly base rates, utilities, funeral supplies, and merchandise costs.

Gross profit in 2021 increased $23.6 million compared to 2020, primarily due to the increase in revenue from both our funeral home and cemetery segments, as well as decreases in funeral home and cemetery operating expenses as a percent of operating revenue primarily in salaries and benefits expense as we increased revenue without adding extra personnel. Further discussion of the components of Gross profit for our funeral home and cemetery segments, is presented under "Results of Operations."

Net income in 2022 increased $8.2 million compared to 2021, primarily due to the following: (1) a $23.6 million loss on extinguishment of debt in 2021; (2) a $3.5 million gain on insurance reimbursements in 2022; offset by (3) the decrease in gross profit of $10.3 million; (4) a $4.7 million increase in tax expense; (5) a $2.3 million increase in general and administrative expenses; and (6) a $1.4 million decrease in net loss on divestitures, disposals and impairments charges.

Net income in 2021 increased $17.1 million compared to 2020, primarily due to the following: (1) the increase in gross profit of $23.6 million; (2) a $20.8 million decrease in net loss on divestitures, disposals and impairments charges, and (3) a $7.1 million decrease in interest expense; offset by (4) a $23.8 million loss on extinguishment of debt; (5) an $8.1 million increase in general and administrative expenses, and (6) a $2.6 million increase in tax expense.

Further discussion of General, administrative and other expenses, Net loss on divestitures, disposals and impairment charges, Interest expense, Income taxes and other components of income and expenses are presented under "Other Financial Statement Items."

REPORTING AND NON-GAAP FINANCIAL MEASURES

We also present our financial performance in our "Condensed Operating and Financial Trend Report" ("Trend Report") as reported in our earnings release for the year ending December 31, 2022, dated February 23, 2022, and discussed in the corresponding earnings conference call. This Trend Report is used as a supplemental financial statement by management and investors to compare our current financial performance with our previous results and with the performance of other companies. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with United States generally accepted accounting principles ("GAAP"). The Trend Report is a non-GAAP statement that also provides insight into underlying trends in our business.

Below is a reconciliation of Net income, a GAAP measure to Adjusted net income, a non-GAAP measure, (in thousands):

	Years Ended December 31,		
	2020	**2021**	**2022**
Net income	$ 16,090	$ 33,159	$ 41,381
Special items[1]			
Acquisition expenses	(11)	—	—
Severance and separation costs[2]	563	1,575	1,431
Performance awards cancellation and exchange	288	—	—
Accretion of discount on Convertible Notes[1]	216	20	—
Loss on extinguishment of debt[3]	—	23,807	190
Net (gain) loss on divestitures	6,864	(856)	(543)
Impairment of goodwill, intangibles and PPE	14,952	500	2,358
Litigation reserve[4]	270	1,050	200
Net gain on insurance reimbursements[5]	—	—	(3,471)
Disaster recovery and pandemic costs[6]	1,627	2,157	168
Other special items[7]	410	2,354	—
Change in uncertain tax reserves and other[1]	—	—	(533)
Tax adjustment related to certain discrete items[1]	400	—	—
Sum of special items	$ 25,579	$ 30,607	$ (200)
Tax effect on special items[1]	7,986	8,503	95
Adjusted net income[8]	$ 33,683	$ 55,263	$ 41,086

(1) Special items are defined as charges or credits included in our GAAP financial statements that can vary from period to period and are not reflective of costs incurred in the ordinary course of our operations. Special items are taxed at the operating tax rate for the period except for the Accretion of the discount on Convertible Notes, the Change in uncertain tax reserves and other and the Tax adjustment related to certain discrete items, as these items are not tax effected.

(2) Costs related to the departure of certain key members of leadership.

(3) Loss on the redemption of our 6.625% senior notes due 2026 in 2021 and the write-off of unamortized debt issuance costs related to the Credit Facility in 2022.

(4) Costs related to litigation matters.

(5) Net gain recognized on insurance reimbursements for property damage caused by Hurricane Ida that occurred during the third quarter of 2021.

(6) Relates to health and safety expenses, including personal protective equipment ("PPE") due to COVID-19. We purchased more PPE during 2020 and 2021 compared to 2022.

(7) Relates to the write-off of certain fixed assets and interest paid on our 6.625% senior notes due 2026 for the two-week period during which our Senior Notes were issued prior to the redemption of our 6.625% senior notes due 2026.

(8) Adjusted net income is defined as Net income plus adjustments for Special items and other expenses or gains that we believe do not directly reflect our core operations and may not be indicative of our normal business operations.

Below is a reconciliation of Gross profit (a GAAP financial measure) to Operating profit (a non-GAAP financial measure) (in thousands):

		Years Ended December 31,				
		2020		**2021**		**2022**
Gross profit	$	105,923	$	129,516	$	119,226
Cemetery property amortization		4,956		6,670		5,859
Field depreciation expense		13,006		12,609		13,316
Regional and unallocated funeral and cemetery costs		18,057		25,846		22,960
Operating profit[1]	$	141,942	$	174,641	$	161,361

(1) Operating profit is defined as Gross profit plus Cemetery property amortization, Field depreciation expense and Regional and unallocated funeral and cemetery costs.

Our operations are reported in two business segments: Funeral Home and Cemetery. Below is a breakdown of Operating profit (a non-GAAP financial measure) by Segment (in thousands):

		Years Ended December 31,				
		2020		**2021**		**2022**
Funeral Home	$	104,998	$	119,007	$	111,471
Cemetery		36,944		55,634		49,890
Operating profit	$	141,942	$	174,641	$	161,361
Operating profit margin[1]		43.1%		46.5%		43.6%

(1) Operating profit margin is defined as Operating profit as a percentage of Revenue.

Further discussion of Operating profit for our funeral home and cemetery segments is presented under "Results of Operations."

YEAR ENDED DECEMBER 31, 2022 COMPARED TO YEAR ENDED DECEMBER 31, 2021

Results of Operations

The following is a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021.

We previously classified our funeral homes and cemeteries as "same store" or "acquired" in our results of operations discussion in our quarterly and annual filings prior to December 31, 2022. Same store generally referred to funeral homes and cemeteries acquired at least five years before the reporting period being presented, while acquired generally referred to funeral homes and cemeteries acquired within the preceding five years of the reporting period being presented, both of which excluded certain funeral homes and cemeteries that we intended to divest.

In an effort to simplify the discussion of our results of operations, provide meaningful metrics to investors to compare our results to previous periods and provide more insight into the underlying long-term performance trends in our business, we have combined both the same store and acquired categories and now refer to this combination as "operating". The term "operating" in the Funeral Home and Cemetery Segment simply refers to all our funeral homes and cemeteries owned and operated in the current reporting period, excluding certain funeral home and cemetery businesses that we have divested or intend to divest in the near future.

The term "divested" when discussed in the Funeral Home Segment, refers to four funeral homes we sold and one funeral home we merged with another business we own in an existing market during the year ended December 31, 2022 and two funeral homes we sold and six funeral homes we merged with other businesses we own in existing markets during the year ended December 31, 2021. The term "divested" when discussed in the Cemetery Segment, refers to one cemetery we sold during the year ended December 31, 2021.

"Planned divested" refers to the funeral home and cemetery businesses that we intend to divest.

"Ancillary" in the Funeral Home Segment represents our flower shop, pet cremation business and online cremation business.

Cemetery property amortization, Field depreciation expense and Regional and unallocated funeral and cemetery costs, are not included in Operating profit, a non-GAAP financial measure. Adding back these items will result in Gross profit, a GAAP financial measure.

Funeral Home Segment

The following table sets forth certain information regarding our Revenue and Operating profit for our funeral home operations (in thousands):

		Years Ended December 31,		
		2021		2022
Revenue:				
Operating	$	252,926	$	251,396
Divested/planned divested		3,179		1,560
Ancillary		4,437		4,193
Other		9,545		9,754
Total	$	270,087	$	266,903
Operating Profit:				
Operating	$	109,204	$	101,951
Divested/planned divested		300		53
Ancillary		1,006		841
Other		8,497		8,626
Total	$	119,007	$	111,471

The following measures reflect the significant metrics over this comparative period:

Contract volume		49,249		47,498
Average revenue per contract, excluding preneed funeral trust earnings	$	5,200	$	5,326
Average revenue per contract, including preneed funeral trust earnings	$	5,360	$	5,493
Cremation rate		56.7%		57.7%

Funeral home operating revenue decreased $1.5 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease in operating revenue is primarily driven by a 3.6% decrease in contract volume, which was partially offset by a 2.4% increase in the average revenue per contract excluding preneed interest. The contract volume decrease is primarily a result of the significant decline in COVID-19 related cases in 2022 as compared to 2021, as deaths directly attributable from COVID-19 have now largely decreased to have minimal impact on the overall death rate. The increase in average revenue per contract for 2022 reflects increases of 2.0% and 0.8% in cremations and burials with services, respectively. These increases are primarily due to a combination of price increases and our continued focus on educating families on the many products and service options that are available with burials and cremations.

Funeral home operating profit for the year ended December 31, 2022 decreased $7.3 million when compared to the same period in 2021, primarily due to an increase in operating expenses as a percentage of revenue. The comparable operating profit margin decreased 260 basis points to 40.6%. Operating expenses as a percentage of revenue increased 2.6% with the largest increase in salaries and benefits expenses of 0.9%, general and administrative expenses of 0.4%, facilities and grounds expenses of 0.3% and transportation costs of 0.2%. The increase in operating expenses is partially due to higher costs from inflationary impacts concentrated in our full-time hourly base rates, utilities and funeral supplies.

Ancillary revenue, which represents revenue from our flower shop, pet cremation and online cremation businesses and Ancillary operating profit both decreased $0.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Other revenue, which consists of preneed funeral insurance commissions and preneed funeral trust and insurance increased $0.2 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. The increase is primarily due to a 3.2% and 1.4% increase in number of contracts that matured to atneed and the earnings on those preneed contracts, respectively, for 2022 compared to the same period in 2021, as revenue recognition is driven by preneed contracts maturing to atneed. Other operating profit increased $0.2 million for the same comparative period, primarily due to the increase in revenue.

Cemetery Segment

The following table sets forth certain information regarding our Revenue and Operating profit for our cemetery operations (in thousands):

| | | Years Ended December 31, | | |
		2021		2022
Revenue:				
Operating	$	91,330	$	90,033
Divested/planned divested		858		252
Other		13,611		12,986
Total	$	105,799	$	103,271
Operating Profit:				
Operating	$	42,158	$	37,509
Divested/planned divested		365		(47)
Other		13,111		12,428
Total	$	55,634	$	49,890

The following measures reflect the significant metrics over this comparative period:

Preneed revenue as a percentage of operating revenue		63%		62%
Preneed revenue (in thousands)	$	57,886	$	56,099
Atneed revenue (in thousands)	$	34,302	$	34,186
Number of preneed interment rights sold		11,408		10,878
Average price per interment right sold	$	4,718	$	4,576

Cemetery operating revenue decreased $1.3 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, as we experienced a 4.6% decline in the number of preneed interment rights sold, as well as a 3.0% decline in the average price per preneed interment right sold. The decline in the number of preneed interment rights sold is partially due to turnover we experienced at certain cemeteries in our preneed sales organization, as we continue to focus on recruiting the right sales leadership teams. The decrease in the average price per preneed internment right sold is primarily due to a decline of higher-end property sales at certain cemeteries during 2022 compared to 2021. Cemetery atneed revenue, which represents 38% of our total operating revenue, remained flat for the year ended December 31, 2022, compared to the prior year.

Cemetery operating profit decreased $4.6 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increase in operating expenses as a percentage of revenue. The comparable operating profit margin decreased 450 basis points to 41.7%. Operating expenses as a percent of operating revenue increased 4.5%, which was primarily comprised of an increase in facilities and grounds expenses of 1.0%, an increase in the allowance for credit losses of 0.8%, due to a change in estimate in the second quarter of 2021, which resulted in lower credit loss expense in the prior period, and an increase in merchandise costs of 0.6%. The increase in operating expenses is partially due to higher costs from inflationary impacts concentrated in our utilities and merchandise costs.

Other revenue, which consists of preneed cemetery trust revenue and preneed cemetery finance charges decreased $0.5 million for the year ended December 31, 2022, compared to the year ended December 31, 2021. The decrease is primarily due to a decrease in realized capital gains from our perpetual care trust fund. Other operating profit decreased $0.5 million for the same comparative period, primarily due to the decrease in revenue.

Cemetery property amortization. Cemetery property amortization totaled $5.9 million for the year ended December 31, 2022, a decrease of $0.8 million compared to the year ended December 31, 2021, primarily due to the decrease in property sold across our cemetery portfolio.

Field depreciation. Depreciation expense for our field businesses totaled $13.3 million for the year ended December 31, 2022, an increase of $0.7 million compared to the year ended December 31, 2021, primarily due to depreciation from computer and hardware equipment added in the last twelve months, as well as from assets added as a result of our 2022 acquisitions.

Regional and unallocated funeral and cemetery costs. Regional and unallocated funeral and cemetery costs consist of salaries and benefits for regional management, field incentive compensation and other related costs for field infrastructure. Regional and unallocated funeral and cemetery costs totaled $23.0 million for the year ended December 31, 2022, a decrease of $2.9 million compared to the year ended December 31, 2021, primarily due to the following: (1) a $3.1 million decrease in cash incentives and equity compensation; (2) a $1.4 million decrease in health and safety expenses related to COVID-19; (3) a $0.2 million decrease in salary and benefits expenses; offset by (4) a $1.1 million increase in incentive award trips and annual managing partner meetings, which were postponed in the prior year due to COVID-19; and (5) a $0.8 million increase in other general administrative costs.

Other Financial Statement Items

General, administrative and other. General, administrative and other expenses totaled $36.8 million for the year ended December 31, 2022, an increase of $2.9 million compared to the year ended December 31, 2021, primarily due to the following: (1) a $3.2 million increase in salary and benefits expenses, which includes talent additions to our recently developed marketing department, as well as a Chief Information Officer; (2) a $2.0 million increase in other general administrative costs, which includes higher online marketing and advertising costs and software license fees for new technology; offset by (3) a $1.4 million decrease in cash incentives and equity compensation; (4) a $1.3 million decrease in insurance claims expense, which includes a one-time $1.0 million payment for residual insurance claims in 2021; (5) a $0.6 million decrease in separation expense related to the departure of certain key members of leadership; and (6) a $0.2 million decrease in divestiture expenses.

Net loss on divestitures, disposals and impairment charges. The components of *Net loss on divestitures, disposals and impairment charges* are as follows (in thousands):

	Years Ended December 31,	
	2021	2022
Impairments related to assets held for sale	$ 500	$ 2,358
Net gain on divestitures and real property	(856)	(543)
Net loss on disposals of fixed assets	1,022	214
Total	$ 666	$ 2,029

During the year ended December 31, 2022, we recognized impairments of $1.0 million related to property, plant and equipment, $0.9 million related to cemetery property and $0.4 million related to goodwill for assets held for sale. In addition, we divested four funeral homes and sold real property for a net gain of $0.7 million, of which $0.2 million was recorded in *Other, net*. We also disposed of damaged and obsolete property, plant and equipment that had a carrying value of $0.2 million.

During the year ended December 31, 2021, we recognized an impairment of $0.5 million related to property, plant and equipment assets held for sale. In addition, we sold two funeral homes and one cemetery and sold real property for a net gain of $0.9 million. We also disposed of damaged and obsolete property, plant and equipment that had a carrying value of $1.0 million.

Interest expense. Interest expense related to its respective debt arrangement is as follows (in thousands):

	Years Ended December 31,	
	2021	2022
Senior Notes	$ 22,381	$ 17,614
Credit Facility	2,200	7,517
Finance leases	471	442
Acquisition debt	364	311
Convertible Notes	19	—
Other	10	11
Total	$ 25,445	$ 25,895

Gain on insurance reimbursements. During the year ended December 31, 2022, we recorded a gain on the reimbursements received from insurance for property damaged by Hurricane Ida that occurred during the third quarter of 2021.

Income taxes. Our income tax provision was $15.8 million and $11.1 million for the years ended December 31, 2022 and 2021, respectively, and our operating tax rate before discrete items was 28.4% and 27.8% for the years ended December 31, 2022 and 2021, respectively.

We recorded a net discrete tax benefit of $0.4 million and $1.2 million for the years ended December 31, 2022 and 2021, respectively. The net discrete tax benefit for the year ended December 31, 2022, includes benefit related to equity compensation and other adjustments including return to provision analysis and state legislative changes. Our effective tax rate was 27.6% and 25.2% for years ended December 31, 2022 and 2021, respectively.

At December 31, 2022, our unrecognized tax benefit reserve for uncertain tax positions primarily relates to the uncertainty of receiving audit protection for revenue recognition of cemetery property for the benefit derived from carrying back losses to tax years with a higher effective tax rate than the current 21.0% rate. Our unrecognized tax benefit reserve for the years ended December 31, 2022 and 2021 was $3.3 million and $3.8 million, respectively.

See Part II, Item 8, Financial Statements and Supplementary Data, Notes 1 and 17 for additional information regarding income taxes.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Understanding our accounting policies and the extent to which our management uses judgment, assumptions and estimates in applying these policies is integral to understanding our Consolidated Financial Statements. Our critical accounting policies are more fully described in Part II, Item 8, Financial Statements and Supplementary Data, Note 1.

We have identified the following accounting policies as those that require significant judgments, assumptions and estimates and that have a significant impact on our financial condition and results of operations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change. Historical performance should not be viewed as indicative of future performance because there can be no assurance the margins, operating income and net earnings, as a percentage of revenue, will be consistent from period to period. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

Goodwill

Our quantitative goodwill impairment test involves estimates and management judgment. In the quantitative analysis, we compare the fair value of each reporting unit to its carrying value, including goodwill. We determine fair value for each reporting unit using both an income approach, weighted 90%, and a market approach, weighted 10%. Our methodology for determining an income-based fair value is based on discounting projected future cash flows. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows. Our methodology for determining a market approach fair value utilizes the guideline public company method, in which we rely on market multiples of comparable companies operating in the same industry as the individual reporting units. In accordance with the guidance, if the fair value of the reporting unit is less than its carrying amount an impairment charge is recorded in an amount equal to the difference.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 4 for additional information related to goodwill.

Business Combinations

Determining the fair value of identifiable assets, particularly intangibles and liabilities acquired also requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. To the extent that information not available to us at the closing date subsequently becomes available during the allocation period, we may adjust goodwill, intangible assets, assets or liabilities associated with the acquisition.

When we acquire a cemetery, we utilize an internal and external approach to determine the fair value of the cemetery property. From an external perspective, we obtain an accredited appraisal to provide reasonable assurance for property existence, property availability (unrestricted) for development, property lines, available spaces to sell, identifiable obstacles or easements and general valuation inclusive of known variables in that market. From an internal perspective, we conduct a detailed analysis of the acquired cemetery property using other cemeteries in our portfolio as a benchmark. This provides the added benefit of relevant data that is not available to third party appraisers. Through this thorough internal process, the Company is able to identify viable costs of property based on historical experience, particular markets and demographics, reasonable margins, practical retail prices and park infrastructure and condition.

See Part II, Item 8, Financial Statements and Supplementary Data, Note 3 for additional information related to business combinations.

RECENT ACCOUNTING PRONOUNCEMENTS, ACCOUNTING CHANGES AND OTHER REGULATIONS

For discussion of recent accounting pronouncements and accounting changes, see Part II, Item 8, Financial Statements and Supplementary Data, Note 2.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the ordinary course of business, we are typically exposed to a variety of market risks. Currently, these are primarily related to interest rate risk and changes in the values of securities associated with the preneed and perpetual care trusts. Management is actively involved in monitoring exposure to market risk and developing and utilizing appropriate risk management techniques when appropriate and when available at a reasonable price. We are not exposed to any other significant market risks other than those related to COVID-19 and inflation which are described in more detail in Part 1, Item 1A, Risk Factors in this Form 10-K for the year ended December 31, 2022.

The following quantitative and qualitative information is provided about financial instruments to which we are a party at December 31, 2022 and from which we may incur future gains or losses from changes in market conditions. We do not enter into derivative or other financial instruments for speculative or trading purposes.

Hypothetical changes in interest rates and the values of securities associated with the preneed and perpetual care trusts chosen for the following estimated sensitivity analysis are considered to be reasonable near-term changes generally based on consideration of past fluctuations for each risk category. However, since it is not possible to accurately predict future changes in interest rates, these hypothetical changes may not necessarily be an indicator of probable future fluctuations.

The following information about our market-sensitive financial instruments constitutes a "forward-looking statement."

In connection with our preneed funeral operations and preneed cemetery merchandise and service sales, the related funeral and cemetery trust funds own investments in equity and debt securities and mutual funds, which are sensitive to current market prices. Cost and market values of such investments at December 31, 2022 are presented in Part II, Item 8, Financial Statements and Supplementary Data, Note 7. The sensitivity of the fixed income securities is such that a 0.25% change in interest rates causes an approximate 1.11% change in the value of the fixed income securities.

We monitor current and forecasted interest rate risk in the ordinary course of business and seek to maintain optimal financial flexibility, quality and solvency. As of December 31, 2022, we had outstanding borrowings under the Credit Facility of $190.7 million. Any further borrowings or voluntary prepayments against the Credit Facility or any change in the floating rate would cause a change in interest expense. We have the option to pay interest under our Credit Facility at either the prime rate or the BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2022, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. Assuming the outstanding balance remains unchanged, a change of 100 basis points in our borrowing rate would result in a change in income before taxes of $1.9 million. We have not entered into interest rate hedging arrangements in the past. Management continually evaluates the cost and potential benefits of interest rate hedging arrangements.

Our Senior Notes bear interest at the fixed annual rate of 4.25%. We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. At December 31, 2022, the carrying value of the Senior Notes on our Consolidated Balance Sheet was $395.2 million and the fair value of the Senior Notes was $322.3 million based on the last traded or broker quoted price as reported by FINRA. Increases in market interest rates may cause the value of the Senior Notes to decrease, but such changes will not affect our interest costs.

The remainder of our long-term debt and leases consist of non-interest bearing notes and fixed rate instruments that do not trade in a market and do not have a quoted market value. Any increase in market interest rates causes the fair value of those liabilities to decrease, but such changes will not affect our interest costs.

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.**


CARRIAGE SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Carriage Services, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Carriage Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 1, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
March 1, 2023

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

The Board of Directors and Stockholders
Carriage Services, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Carriage Services, Inc., (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 1, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 1, 2023

<p style="text-align:center">45</p>

CARRIAGE SERVICES, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

	December 31,	
	2021	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,148	$ 1,170
Accounts receivable, net	25,314	24,458
Inventories	7,346	7,613
Prepaid and other current assets	6,404	4,733
Total current assets	40,212	37,974
Preneed cemetery trust investments	100,903	95,065
Preneed funeral trust investments	113,658	104,553
Preneed cemetery receivables, net	23,150	26,672
Receivables from preneed funeral trusts, net	19,009	19,976
Property, plant and equipment, net	269,367	278,106
Cemetery property, net	100,701	104,170
Goodwill	391,972	410,137
Intangible and other non-current assets, net	29,378	32,930
Operating lease right-of-use assets	17,881	17,060
Cemetery perpetual care trust investments	72,400	66,307
Total assets	$ 1,178,631	$ 1,192,950
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt and lease obligations	$ 2,809	$ 3,172
Accounts payable	14,205	11,675
Accrued and other liabilities	43,773	30,621
Total current liabilities	60,787	45,468
Acquisition debt, net of current portion	3,979	3,438
Credit facility	153,857	188,836
Senior notes	394,610	395,243
Obligations under finance leases, net of current portion	5,157	4,743
Obligations under operating leases, net of current portion	18,520	17,315
Deferred preneed cemetery revenue	50,202	51,746
Deferred preneed funeral revenue	30,584	32,029
Deferred tax liability	45,784	48,820
Other long-term liabilities	1,419	3,065
Deferred preneed cemetery receipts held in trust	100,903	95,065
Deferred preneed funeral receipts held in trust	113,658	104,553
Care trusts' corpus	71,156	65,495
Total liabilities	1,050,616	1,055,816
Commitments and contingencies:		
Stockholders' equity:		
Common stock, $0.01 par value; 80,000,000 shares authorized and 26,264,245 and 26,359,876 shares issued, respectively and 15,331,923 and 14,732,058 shares outstanding, respectively	263	264
Additional paid-in capital	236,809	238,780
Retained earnings	135,462	176,843
Treasury stock, at cost; 10,932,322 and 11,627,818 shares, respectively	(244,519)	(278,753)
Total stockholders' equity	128,015	137,134
Total liabilities and stockholders' equity	$ 1,178,631	$ 1,192,950

The accompanying condensed notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Years Ended December 31,				
		2020		**2021**		**2022**
Revenue:						
Service revenue	$	164,984	$	180,572	$	181,271
Property and merchandise revenue		139,630		167,721		161,970
Other revenue		24,834		27,593		26,933
		329,448		375,886		370,174
Field costs and expenses:						
Cost of service		79,634		82,395		87,322
Cost of merchandise		103,064		113,871		116,453
Cemetery property amortization		4,956		6,670		5,859
Field depreciation expense		13,006		12,609		13,316
Regional and unallocated funeral and cemetery costs		18,057		25,846		22,960
Other expenses		4,808		4,979		5,038
		223,525		246,370		250,948
Gross profit		105,923		129,516		119,226
Corporate costs and expenses:						
General, administrative and other		27,254		35,190		37,471
Net loss on divestitures, disposals and impairment charges		21,442		666		2,029
Operating income		57,227		93,660		79,726
Interest expense		(32,515)		(25,445)		(25,895)
Accretion of discount on convertible notes		(216)		(20)		—
Loss on extinguishment of debt		(6)		(23,807)		(190)
Gain on insurance reimbursements		—		—		3,471
Other, net		152		(84)		82
Income before income taxes		24,642		44,304		57,194
Expense for income taxes		(7,985)		(12,316)		(16,243)
Tax adjustment related to discrete items		(567)		1,171		430
Total expense for income taxes		(8,552)		(11,145)		(15,813)
Net income	$	16,090	$	33,159	$	41,381
Basic earnings per common share:	$	0.90	$	1.90	$	2.78
Diluted earnings per common share:	$	0.89	$	1.81	$	2.63
Dividends declared per common share:	$	0.3375	$	0.4125	$	0.4500
Weighted average number of common and common equivalent shares outstanding:						
Basic		17,872		17,409		14,857
Diluted		18,077		18,266		15,710

The accompanying condensed notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance – December 31, 2019	17,855	$ 259	$ 242,147	$ 86,213	$ (102,050)	$ 226,569
Net Income – 2020	—	—	—	16,090	—	16,090
Issuance of common stock from employee stock purchase plan	72	1	1,201	—	—	1,202
Issuance of common stock to directors and board advisor	31	—	653	—	—	653
Issuance of restricted common stock	10	—	—	—	—	—
Exercise of stock options	20	—	(70)	—	—	(70)
Cancellation and surrender of restricted common stock	(11)	—	(250)	—	—	(250)
Stock-based compensation expense	—	—	2,717	—	—	2,717
Dividends on common stock	—	—	(6,048)	—	—	(6,048)
Convertible notes repurchase	—	—	(828)	—	—	(828)
Other	18	—	467	—	—	467
Balance – December 31, 2020	17,995	$ 260	$ 239,989	$ 102,303	$ (102,050)	$ 240,502
Net Income – 2021	—	—	—	33,159	—	33,159
Issuance of common stock from employee stock purchase plan	62	1	1,629	—	—	1,630
Issuance of common stock to directors and board advisor	15	—	642	—	—	642
Exercise of stock options	169	2	(1,259)	—	—	(1,257)
Issuance of restricted common stock	9	—	—	—	—	—
Cancellation and surrender of restricted common stock	(11)	—	(375)	—	—	(375)
Stock-based compensation expense	—	—	4,871	—	—	4,871
Dividends on common stock	—	—	(7,264)	—	—	(7,264)
Convertible notes conversions	—	—	(1,424)	—	—	(1,424)
Treasury stock acquired	(2,907)	—	—	—	(142,469)	(142,469)
Balance – December 31, 2021	15,332	$ 263	$ 236,809	$ 135,462	$ (244,519)	$ 128,015
Net Income – 2022	—	—	—	41,381	—	41,381
Issuance of common stock from employee stock purchase plan	52	1	1,685	—	—	1,686
Issuance of common stock to directors and board advisor	12	—	435	—	—	435
Exercise of stock options	10	—	(63)	—	—	(63)
Cancellation and surrender of restricted common stock	(6)	—	(205)	—	—	(205)
Stock-based compensation expense	—	—	5,524	—	—	5,524
Dividends on common stock	—	—	(6,763)	—	—	(6,763)
Treasury stock acquired	(695)	—	—	—	(34,234)	(34,234)
Other	27	—	1,358	—	—	1,358
Balance – December 31, 2022	14,732	$ 264	$ 238,780	$ 176,843	$ (278,753)	$ 137,134

The accompanying notes are an integral part of these Consolidated Financial Statements.

CARRIAGE SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2020	**2021**	**2022**
Cash flows from operating activities:			
Net income	$ 16,090	$ 33,159	$ 41,381
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,389	20,520	19,799
Provision for credit losses	2,318	1,783	2,818
Stock-based compensation expense	3,370	5,513	5,959
Deferred income tax expense (benefit)	4,597	(692)	3,036
Amortization of intangibles	1,299	1,285	1,286
Amortization of debt issuance costs	782	576	552
Amortization and accretion of debt	523	439	493
Loss on extinguishment of debt	6	23,807	190
Net loss on divestitures, disposals and impairment charges	21,693	847	2,029
Gain on insurance reimbursements	(97)	—	(3,471)
Other	19	—	(155)
Changes in operating assets and liabilities that provided (used) cash:			
Accounts and preneed receivables	(4,279)	(4,090)	(5,358)
Inventories, prepaid and other current assets	3,516	(4,449)	2,295
Intangible and other non-current assets	(1,015)	(1,181)	(1,917)
Preneed funeral and cemetery trust investments	(5,043)	(31,349)	(17,679)
Accounts payable	2,702	522	(101)
Accrued and other liabilities	10,784	3,485	(9,120)
Deferred preneed funeral and cemetery revenue	528	5,010	1,302
Deferred preneed funeral and cemetery receipts held in trust	5,733	29,061	17,685
Net cash provided by operating activities	82,915	84,246	61,024
Cash flows from investing activities:			
Acquisitions of businesses and real estate	(28,011)	(3,285)	(33,876)
Proceeds from divestitures and sale of other assets	8,541	7,875	5,027
Proceeds from insurance reimbursements	248	7,758	2,440
Capital expenditures	(15,198)	(24,883)	(26,081)
Net cash used in investing activities	(34,420)	(12,535)	(52,490)
Cash flows from financing activities:			
Borrowings from the credit facility	109,500	266,168	155,400
Payments against the credit facility	(146,100)	(157,968)	(120,100)
Payment to redeem the 6.625% senior notes due 2026	—	(400,000)	—
Payment of call premium for the redemption of the 6.625% senior notes due 2026	—	(19,876)	—
Proceeds from the issuance of the 4.25% senior notes due 2029	—	395,500	—
Payment of debt issuance costs for the credit facility and 4.25% senior notes due 2029	(78)	(2,197)	(922)
Conversions and maturity of the convertible notes	(4,563)	(3,980)	—
Payments on acquisition debt and obligations under finance leases	(1,745)	(1,331)	(882)
Payments on contingent consideration recorded at acquisition date	(169)	(461)	—
Proceeds from the exercise of stock options and employee stock purchase plan contributions	1,229	2,644	1,745
Taxes paid on restricted stock vestings and exercise of stock options	(348)	(2,647)	(327)
Dividends paid on common stock	(6,048)	(7,264)	(6,763)
Purchase of treasury stock	—	(140,040)	(36,663)
Net cash used in financing activities	(48,322)	(71,452)	(8,512)
Net increase in cash and cash equivalents	173	259	22
Cash and cash equivalents at beginning of year	716	889	1,148
Cash and cash equivalents at end of year	$ 889	$ 1,148	$ 1,170

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Carriage Services, Inc. ("Carriage," the "Company," "we," "us," or "our") is a leading provider of funeral and cemetery services and merchandise in the United States. Our operations are reported in two business segments: Funeral Home Operations, which currently accounts for approximately 70% of our revenue and Cemetery Operations, which currently accounts for approximately 30% of our revenue. At December 31, 2022, we operated 171 funeral homes in 26 states and 32 cemeteries in 11 states.

Our funeral home operations are principally service businesses that generate revenue from sales of burial and cremation services and related merchandise, such as caskets and urns. Funeral services include consultation, the removal and preparation of remains, the use of funeral home facilities for visitation and memorial services and transportation services. We provide funeral services and products on both an "atneed" (time of death) and "preneed" (planned prior to death) basis.

Our cemetery operations generate revenue primarily through sales of cemetery interment rights (primarily grave sites, lawn crypts, mausoleum spaces and niches), related cemetery merchandise (such as memorial markers, outer burial containers and monuments) and services (interments, inurnments and installation of cemetery merchandise). We provide cemetery services and products on both an atneed and preneed basis.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of our Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our critical estimates and judgments, which include those related to the impairment of goodwill and the fair value measurements used in business combinations. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates and assumptions about complex and inherently uncertain matters and because the use of different judgments, assumptions or estimates could have a material impact on our financial condition or results of operations. Actual results may differ from these estimates and such estimates may change if the underlying conditions or assumptions change. Historical performance should not be viewed as indicative of future performance because there can be no assurance the margins, operating income and net earnings, as a percentage of revenue, will be consistent from period to period

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Funeral and Cemetery Receivables

Our funeral receivables are recorded in *Accounts receivable, net* and primarily consist of amounts due for funeral services already performed.

Atneed cemetery receivables and preneed cemetery receivables with payments expected to be received within one year from the balance sheet date are also recorded in *Accounts receivable, net*. Preneed cemetery receivables with payments expected to be received beyond one year from the balance sheet date are recorded in *Preneed cemetery receivables, net*. Our cemetery receivables generally consist of preneed sales of cemetery interment rights and related products and services, which are typically financed through interest-bearing installment sales contracts, generally with terms of up to five years, with such interest income reflected as *Other revenue*. In substantially all cases, we receive an initial down payment at the time the contract is signed.

For our funeral and atneed cemetery receivables, we have a collections policy where statements are sent to the customer at 30 days past due. Past due notification letters are sent at 45 days and continue until payment is received or the contract is placed with a third-party collections agency. For our preneed cemetery receivables, we have a collections policy where past due notification letters are sent to the customer beginning at 15 days past due and periodically thereafter until payment is received or the contract is cancelled.

Our allowance for credit losses reflects our best estimate of expected credit losses over the term of both our funeral and cemetery receivables. Our policy is to write off receivables when we have determined they will no longer be collectible. Write-offs are applied as a reduction to the allowance for credit losses and any recoveries of previous write-offs are netted against bad debt expense in the period recovered.

We determine our allowance for credit losses by using a loss-rate methodology, in which we assess our historical write-off of receivables against our total receivables over several years. From this historical loss-rate approach, we also consider the current and forecasted economic conditions expected to be in place over the life of our receivables. These estimates are impacted by a number of factors, including changes in the economy, demographics and competition in our local communities. We monitor our ongoing credit exposure through an active review of our customers' receivables balance against contract terms and due dates. Our activities include timely performance of our accounts receivable reconciliations, assessment of our aging of receivables, dispute resolution and payment confirmation. We monitor any change in our historical write-off of receivables utilized in our loss-rate methodology and assess forecasted changes in market conditions within our credit reserve.

See Note 6 to the Consolidated Financial Statements for additional information related to our funeral and cemetery receivables.

Inventory

Inventory consists primarily of caskets, outer burial containers and cemetery monuments and markers and is recorded at the lower of its cost basis or net realizable value. Inventory is relieved using specific identification in fulfillment of performance obligations on our contracts.

Business Combinations

Tangible and intangible assets acquired and liabilities assumed are recorded at fair value and goodwill is recognized for any difference between the price of the acquisition and fair value. We recognize the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at the acquisition date, measured at the fair value as of that date. Acquisition related costs are recognized separately from the acquisition and are expensed as incurred. We customarily estimate related transaction costs known at closing. To the extent that information not available to us at the closing date subsequently becomes available during the allocation period, we may adjust goodwill, intangible assets, assets or liabilities associated with the acquisition.

During the year ended December 31, 2022, we acquired a business in Kissimmee, Florida consisting of two funeral homes for $6.3 million and a business in the Charlotte, North Carolina area consisting of three funeral homes, one cemetery and one cremation focused business for $25.0 million. We did not acquire any businesses in 2021.

The pro forma impact of the acquisitions on prior periods is not presented as the impact is not material to our reported results. The results of the acquired businesses are included in our results of operations from the date of acquisition.

See Note 3 to the Consolidated Financial Statements for additional information related to acquisitions.

Divested Operations

Prior to divesting a funeral home or cemetery, we first determine whether the sale of the net assets and activities (together referred to as a "set") qualifies as a business. First, we perform a screen test to determine if the set is not a business. The principle of the screen is that if substantially all of the fair value of the gross assets sold resides in a single asset or group of similar assets, the set is not a business. If the screen is not met, we perform an assessment to determine if the set is a business by evaluating whether the set has both inputs and a substantive process that together significantly contribute to the ability to create outputs. When both inputs and a substantive process are present then the set is determined to be a business and we consider the accounting treatment of goodwill for that set (see discussion of Goodwill below). Goodwill is only allocated to the sale if the set is considered to be a business.

During the year ended December 31, 2022, we sold four funeral homes for $1.5 million and merged one funeral home with another business we own in an existing market. During the year ended December 31, 2021, we sold two funeral homes and one cemetery for $2.5 million and we merged six funeral homes with other businesses we own in existing markets. During the year ended December 31, 2020, we sold eight funeral homes for $8.4 million.

See Notes 4 and 5 to the Consolidated Financial Statements for additional information related to divestitures.

Held for Sale

At December 31, 2022, we had $0.8 million of assets classified as held for sale on our Consolidated Balance Sheet related to one funeral home and two cemeteries that we divested on January 31, 2023, described in Note 24 to the Consolidated Financial Statements. The carrying value of these assets held for sale exceeded the fair value and in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), we recognized impairments of $1.0 million related to property, plant and equipment, $0.9 million related to cemetery property and $0.4 million related to goodwill, which were recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

Goodwill

The excess of the purchase price over the fair value of identifiable net assets of funeral home businesses and cemeteries acquired is recorded as goodwill. Goodwill has an indefinite life and is not subject to amortization. As such, we test goodwill for impairment on an annual basis as of August 31st each year. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test.

Our intent is to perform a quantitative impairment test at least once every three years and perform a qualitative assessment during the remaining two years. We conducted qualitative assessments in 2020 and 2021 and performed a quantitative assessment in 2022. In addition to our annual test, we assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant negative industry or economic trends and significant adverse changes in the business climate, which may be indicated by a decline in our market capitalization or decline in operating results.

Our quantitative goodwill impairment test involves estimates and management judgment. In the quantitative analysis, we compare the fair value of each reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of that reporting unit is not considered impaired. We determine fair value for each reporting unit using both an income approach, weighted 90%, and a market approach, weighted 10%. Our methodology for determining an income-based fair value is based on discounting projected future cash flows. The projected future cash flows include assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows discounted at our weighted average cost of capital based on market participant assumptions. Our methodology for determining a market approach fair value utilizes the guideline public company method, in which we rely on market multiples of comparable companies operating in the same industry as the individual reporting units. In accordance with the guidance, if the fair value of the reporting unit is less than its carrying amount an impairment charge is recorded in an amount equal to the difference.

For our 2022, 2021 and 2020 annual impairment tests performed as of August 31 each year, we concluded that there was no impairment to goodwill as the fair value of our reporting units was greater than the carrying value.

During 2020, as a result of economic conditions caused by COVID-19, we performed a quantitative assessment of our goodwill at March 31, 2020, and recorded an impairment to goodwill of $13.6 million, as the carrying amount of our funeral homes in the Eastern Region Reporting Unit exceeded the fair value.

Goodwill is only allocated to a divestiture if the set is considered to be a business. When we divest a portion of a reporting unit that constitutes a business in accordance with GAAP, we allocate goodwill associated with that business to be included in the gain or loss on divestiture. The goodwill allocated is based on the relative fair value of the business being divested and the portion of the reporting unit that will be retained. Additionally, after each divestiture, we will test the goodwill remaining in the portion of the reporting unit to be retained for impairment using a qualitative assessment unless we deem a quantitative assessment to be appropriate to ensure the fair value of our reporting units is greater than their carrying value.

During the year ended December 31, 2022, we allocated $0.9 million of goodwill related to the sale of two funeral homes for a loss recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

For the years ended December 31, 2021 and 2020, after each divestiture, we concluded that it was more-likely-than not that the fair value of our reporting units was greater than their carrying value and thus there was no impairment to goodwill.

See Note 4 to the Consolidated Financial Statements for additional information related to goodwill.

Intangible Assets

Our intangible assets include tradenames resulting from acquisitions and are included in *Intangible and other non-current assets, net* on our Consolidated Balance Sheet. Our tradenames are considered to have an indefinite life and are not subject to amortization. As such, we test our intangible assets for impairment on an annual basis as of August 31st each year. Under current guidance, we are permitted to first assess qualitative factors to determine whether it is more-likely-than not that the fair value of the tradename is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative impairment test.

Our intent is to perform a quantitative impairment test at least once every three years and perform a qualitative assessment during the remaining two years. We conducted qualitative assessments in 2020 and 2021 and performed a quantitative assessment in 2022. In addition to our intangible assets annual test, we assess the impairment of intangible assets whenever certain events or changes in circumstances indicate that the carrying value of the intangible asset may be greater than the fair value. Factors that could trigger an interim impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results and significant negative industry or economic trends.

Our quantitative intangible asset impairment test involves estimates and management judgment. Our quantitative analysis is performed using the relief from royalty method, which measures the tradenames by determining the value of the royalties that we are relieved from paying due to our ownership of the asset. We determine the fair value of the asset by discounting the cash flows that represent a savings in lieu of paying a royalty fee for use of the tradename. The discounted cash flow valuation uses projections of future cash flows and includes assumptions concerning future operating performance and economic conditions that may differ from actual future cash flows and the determination and application of an appropriate royalty rate and discount rate. To estimate the royalty rates for the individual tradename, we mainly rely on the profit split method, but also consider the comparable third-party license agreements and the return on asset method. A scorecard is used to assess the relative strength of the individual tradename to further adjust the royalty rates selected under the profit-split method for qualitative factors. In accordance with the guidance, if the fair value of the tradename is less than its carrying amount, then an impairment charge is recorded in an amount equal to the difference.

For our 2022, 2021 and 2020 annual impairment tests performed as of August 31 each year, we concluded there that was no impairment to our intangible assets as the fair value of our intangible assets was greater than the carrying value.

During 2020, as a result of economic conditions caused by COVID-19, we performed a quantitative assessment of our tradenames at March 31, 2020 and we recorded an impairment to tradenames for certain of our funeral homes of $1.1 million, as the carrying amount of these tradenames exceeded the fair value.

See Note 11 to the Consolidated Financial Statements for additional information related to intangible assets.

Preneed and Perpetual Care Trust Funds

Preneed sales generally require deposits to a trust or purchase of a third-party insurance product. We have established a variety of trusts in connection with funeral home and cemetery operations as required under applicable state laws. Such trusts include (i) preneed funeral trusts; (ii) preneed cemetery merchandise and service trusts; and (iii) cemetery perpetual care trusts.

Our preneed and perpetual care trust funds are reported in accordance with the principles of consolidating Variable Interest Entities ("VIEs"). In the case of preneed trusts, the customers are the legal beneficiaries. In the case of perpetual care trusts, we do not have a right to access the corpus in the perpetual care trusts.

Our trust fund assets are reflected in our financial statements as *Preneed cemetery trust investments, Preneed funeral trust investments* and *Cemetery perpetual care trust investments.* We have recognized financial interests of third parties in the trust funds in our financial statements as *Deferred preneed funeral and cemetery receipts held in trust* and *Care trusts' corpus.*

The fair value of our trust fund assets are accounted for as Collateralized Financing Entities ("CFEs") in ASC Topic 810. The accounting guidance for CFEs allows companies to elect to measure both the financial assets and financial liabilities using the more observable of the fair value of the financial assets or fair value of the financial liabilities. Pursuant to this guidance, we have determined the fair value of the financial assets of the trusts are more observable and we first measure those financial assets at fair value. Our fair value of the financial liabilities mirror the fair value of the financial assets, in accordance with the ASC. Any changes in fair value are recognized in earnings.

In accordance with respective state laws, we are required to deposit a specified amount into perpetual and memorial care trust funds for each interment right and certain memorials sold. Income from the trust funds is distributed to us and used to provide for the care and maintenance of the cemeteries and mausoleums. Trust fund income is recognized as revenue when realized by the trust and distributable to us. We are restricted from withdrawing any of the principal balances of these funds.

An enterprise is required to perform an analysis to determine whether the enterprise's variable interest(s) give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Our analysis continues to support our position as the primary beneficiary in the majority of our funeral and cemetery trust funds.

Our preneed funeral and preneed cemetery merchandise and service trusts are reflected in our financial statements net of an allowance for contract cancellations. We determine this allowance based on our five-year historical experience of contract cancellations. On an ongoing basis, we monitor our historical trend and adjust our allowance accordingly.

See Notes 7 and 8 to the Consolidated Financial Statements for additional information related to preneed and perpetual care trust funds.

Deferred Revenue

We have preneed funeral trust fund assets in trusts that are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost, reflected in our financial statements as *Receivables from preneed funeral trusts, net,* with a corresponding amount recognized as *Deferred preneed funeral revenue*.

Under certain state regulations, we are allowed to retain certain amounts not required to be deposited to a trust or used to purchase a third-party insurance policy. These amounts we retain represent future revenue that are not held in trust accounts and are recorded in *Deferred preneed funeral and cemetery revenue.* Future revenue that are held in trust accounts are included in *Deferred preneed funeral and cemetery receipts held in trust* discussed above.

Fair Value Measurements

We measure the securities held by our funeral merchandise and service, cemetery merchandise and service, and cemetery perpetual care trusts at fair value on a recurring basis in accordance with ASC Topic 820. This guidance defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

We disclose the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. We currently do not have any assets that have fair values determined by Level 3 inputs and no liabilities measured at fair value.

In the ordinary course of business, we are typically exposed to a variety of market risks. Currently, these are primarily related to changes in fair market values related to outstanding debts and changes in the values of securities associated with the preneed and perpetual care trusts. Management is actively involved in monitoring exposure to market risk and developing and utilizing risk management techniques when appropriate and when available for a reasonable price.

See Notes 7 and 10 to the Consolidated Financial Statements for additional required disclosures related to the fair value measurement of our financial assets and liabilities.

Capitalized Commissions on Preneed Contracts

We capitalize sales commissions and other direct selling costs related to preneed cemetery merchandise and services and preneed funeral trust contracts as these costs are incremental and recoverable costs of obtaining a contract with a customer. Our capitalized commissions on preneed contracts are amortized on a straight-line basis over the average maturity period of ten years for our preneed funeral trust contracts and eight years for our preneed cemetery merchandise and services contracts.

The selling costs related to the sales of cemetery interment rights, which include real property and other costs related to cemetery development activities, continue to be expensed using the specific identification method in the period in which the sale of the cemetery interment right is recognized as revenue. The selling costs related to preneed funeral insurance contracts continue to be expensed in the period incurred as these contracts are not included on our Consolidated Balance Sheet.

See Note 11 to the Consolidated Financial Statements for additional information related to capitalized commissions on preneed contracts.

Property, Plant and Equipment

Property, plant and equipment (including equipment under finance leases) are stated at cost. The costs of ordinary maintenance and repairs are charged to operations as incurred, while renewals and major replacements that extend the useful economic life of the asset are capitalized. Depreciation of property, plant and equipment (including equipment under finance leases) is computed based on the straight-line method over the following estimated useful lives of the assets:

	Years
Buildings and improvements	15 to 40
Furniture and fixtures	5 to 10
Machinery and equipment	3 to 15
Automobiles	5 to 7

Long-lived assets, such as property, plant and equipment and right-of-use assets (see discussion of Leases below) are reported at the lower of their carrying amount or fair value and are reviewed for impairment whenever events, such as significant negative industry or economic trends or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results. We evaluate our long-lived assets for impairment when a funeral home or cemetery business has negative earnings before interest, taxes, depreciation and amortization ("EBITDA") for four consecutive years and if there has been a decline in EBITDA in that same period. We test the recoverability of our long-lived assets by comparing their carrying value to the sum of the undiscounted cash flows expected to result from the use of the assets over their remaining useful lives. We recognize an impairment loss if the carrying amount of the long-lived asset is not recoverable and exceeds its fair value.

Additionally, assets to be disposed of and assets not expected to provide any future service potential are recorded at the lower of their carrying amount or fair value less estimated costs to sell. If we determine that the carrying value is not recoverable from the proceeds of the sale, we record an impairment loss at that time.

Property, plant and equipment is comprised of the following (in thousands):

	December 31, 2021	December 31, 2022
Land	$ 82,095	$ 84,405
Buildings and improvements	240,387	251,778
Furniture, equipment and automobiles	73,377	70,522
Property, plant and equipment, at cost	395,859	406,705
Less: accumulated depreciation	(126,492)	(128,599)
Property, plant and equipment, net	$ 269,367	$ 278,106

During the year ended December 31, 2022, we acquired $8.1 million of property, plant and equipment related to our business combinations, described in Note 3 to the Consolidated Financial Statements and $2.6 million related to real property acquisitions. Additionally, we sold real property for $3.3 million, with a carrying value of $1.8 million, resulting in a gain on the sale of $1.4 million, which was recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations. We also divested four funeral homes that had a carrying value of property, plant and equipment of $1.3 million, described in Note 5 to the Consolidated Financial Statements.

During the year ended December 31, 2021, we acquired real property for $3.3 million. Additionally, we sold real property for $5.2 million, with a carrying value of $4.3 million, resulting in a gain on the sale of $0.9 million. We recognized a $0.5 million impairment related to property, plant and equipment assets held for sale. The gain on sale and impairment were recorded in *Net loss on divestitures, disposals and impairment charges*. We also divested two funeral homes and one cemetery that had a carrying value of property, plant and equipment of $1.4 million, which was included in the gain or loss on the sale of divestitures and recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations. Additionally, we disposed of damaged and obsolete property, plant and equipment that had a carrying value of $1.0 million, which was recorded in *Net loss on divestitures, disposals and impairment charges*.

Our growth and maintenance capital expenditures totaled $19.0 million and $18.4 million for the years ended December 31, 2021 and 2022, respectively, for property, plant, equipment. In addition, we recorded depreciation expense of $14.4 million, $13.8 million and $13.7 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Cemetery Property

When we acquire a cemetery, we utilize an internal and external approach to determine the fair value of the cemetery property. From an external perspective, we obtain an accredited appraisal to provide reasonable assurance for property existence, property availability (unrestricted) for development, property lines, available spaces to sell, identifiable obstacles or easements and general valuation inclusive of known variables in that market. From an internal perspective, we conduct a detailed analysis of the acquired cemetery property using other cemeteries in our portfolio as a benchmark. This provides the added benefit of relevant data that is not available to third party appraisers. Through this thorough internal process, we are able to identify viable costs of property based on historical experience, particular markets and demographics, reasonable margins, practical retail prices and park infrastructure and condition.

Cemetery property was $100.7 million and $104.2 million, net of accumulated amortization of $53.1 million and $59.0 million at December 31, 2021 and 2022, respectively. When cemetery property is sold, the value of the cemetery property (interment right costs) is expensed as amortization using the specific identification method in the period in which the sale of the interment right is recognized as revenue. Our growth capital expenditures totaled $5.9 million and $7.7 million for the years ended December 31, 2021 and 2022, respectively, for cemetery property development. We recorded amortization expense for cemetery interment rights of $5.0 million, $6.7 million and $6.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

During the year ended December 31, 2021, we divested one cemetery that had a carrying value of cemetery property of $0.1 million, which was included in the gain or loss on the sale of divestitures and recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

Leases

We have operating and finance leases. We lease certain office facilities, certain funeral homes and equipment under operating leases with original terms ranging from one to twenty years. Many leases include one or more options to renew, some of which include options to extend the leases for up to forty years. We lease certain funeral homes under finance leases with original terms ranging from ten to forty years. We do not have lease agreements with residual value guarantees, sale-leaseback terms, material restrictive covenants or related parties. We do not have any material sublease arrangements.

We determine if an arrangement is a lease at inception based on the facts and circumstances of the agreement. A right-of-use ("ROU") asset represents our right to use the underlying asset for the lease term and the lease liability represents our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized on our Consolidated Balance Sheet at the lease commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date to determine the present value of lease payments. The lease terms used to calculate the ROU asset and related lease liability include options to extend the lease when it is reasonably certain that we will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term as an operating expense, while the expense for finance leases is recognized as depreciation expense and interest expense using the effective interest method of recognition. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the ROU assets or liabilities. These are expensed as incurred and recorded as variable lease expense. We have real estate lease agreements which require payments for lease and non-lease components and we account for these as a single lease component. Leases with an initial term of 12 months or less, that do not include an option to renew the underlying asset, are not recorded on our Consolidated Balance Sheet and expense is recognized on a straight-line basis over the lease term.

Operating lease ROU assets are included in *Operating lease right-of-use assets* and operating lease liabilities are included in *Current portion of operating lease obligation*s and *Obligations under operating leases, net of current portion* on our Consolidated Balance Sheet. Finance lease ROU assets are included in *Property, plant and equipment, net* and finance lease liabilities are included in *Current portion of finance lease obligations* and O*bligations under finance leases, net of current portion* on our Consolidated Balance Sheet.

See Note 15 to the Consolidated Financial Statements for additional information related to leases.

Equity Plans and Stock-Based Compensation

We have equity-based employee and director compensation plans under which we have granted stock awards, stock options and performance awards. We also have an employee stock purchase plan (the "ESPP"). We recognize compensation expense in an amount equal to the fair value of the stock-based awards expected to vest or to be purchased over the requisite service period. We recognize the effect of forfeitures in compensation cost when they occur and any previously recognized compensation cost for an award is reversed in the period that the award is forfeited.

Fair value is determined on the date of the grant. The fair value of restricted stock is determined using the stock price on the grant date. The fair value of options or awards containing options is determined using the Black-Scholes valuation model or the Monte-Carlo simulation pricing model. The fair value of the performance awards related to market performance conditions is determined using the Monte-Carlo simulation pricing model. The fair value of the ESPP is determined based on the discount element offered to employees and the embedded option element, which is determined using an option calculation model.

We recognize all excess tax benefits and tax deficiencies (including tax benefits of dividends on share-based payment awards) as income tax benefit or expense in the income statement. We treat the tax effects of exercised or vested awards as discrete items in the reporting period in which they occur. For the year ended December 31, 2020, the excess tax deficiency related to share-based payments was $0.1 million and the excess tax benefit for the year ended December 31, 2021 was $1.2 million. We did not have an excess tax benefit or deficiency for the year ended December 31, 2022. The excess tax benefit and tax deficiency are recorded within *Tax adjustment related to discrete items* on our Consolidated Statements of Operations. Excess tax benefits and deficiencies related to share-based payments are included in operating cash flows on the Consolidated Statements of Cash Flows.

See Note 18 to the Consolidated Financial Statements for additional information related to equity plans and stock-based compensation.

Revenue Recognition

Funeral and Cemetery Operations Revenue is recognized when control of the merchandise or services is transferred to the customer. Our performance obligations include the delivery of funeral and cemetery merchandise and services and cemetery property interment rights. Control transfers when merchandise is delivered or services are performed. For cemetery property interment rights, control transfers to the customer when the property is developed and the interment right has been sold and can no longer be marketed or sold to another customer. On our atneed contracts, we generally deliver the merchandise and perform the services at the time of need.

Memorial services frequently include performance obligations to direct the service, provide facilities and motor vehicles, catering, flowers, and stationary products. All other performance obligations on these contracts, including arrangement, removal, preparation, embalming, cremation, interment, and delivery of urns and caskets and related memorialization merchandise are fulfilled at the time of need. Personalized marker merchandise and marker installation services sold on atneed contracts are recognized when control is transferred to the customer, generally when the marker is delivered and installed in the cemetery.

Some of our contracts with customers include multiple performance obligations. For these contracts, we allocate the transaction price to each performance obligation based on its relative standalone selling price, which is based on prices charged to customers per our general price list. Package discounts are reflected net in *Revenue*. We recognize revenue when the merchandise is transferred or the service is performed, in satisfaction of the corresponding performance obligation. Sales taxes collected are recognized on a net basis in our Consolidated Financial Statements.

Ancillary funeral service revenue, which is recorded in *Other revenue,* represents revenue from our flower shop, pet cremation and online cremation businesses.

The earnings from our preneed trust investments, as well as trust management fees charged by our wholly-owned registered investment advisory firm ("CSV RIA") are recorded in *Other revenue*. At December 31, 2022, CSV RIA provided investment management and advisory services to approximately 80% of our trust assets, for a fee based on the market value of trust assets. Under state trust laws, we are allowed to charge the trust a fee for advising on the investment of the trust assets and these fees are recognized as income in the period in which services are provided.

Balances due on undelivered preneed funeral trust contracts have been reclassified to reduce *Deferred preneed funeral revenue* on our Consolidated Balance Sheet of $8.0 million and $8.9 million at December 31, 2021 and 2022, respectively. As these performance obligations are to be completed after the date of death, we cannot quantify the recognition of revenue in future periods. However, we estimate an average maturity period of ten years for preneed funeral contracts.

Balances due from customers on delivered preneed cemetery contracts are included in *Accounts receivable, net* and *Preneed cemetery receivables, net* on our Consolidated Balance Sheet. Balances due on undelivered preneed cemetery contracts have been reclassified to reduce *Deferred preneed cemetery revenue* on our Consolidated Balance Sheet. The transaction price allocated to preneed merchandise and service performance obligations that were unfulfilled were $10.4 million and $11.6 million at December 31, 2021 and 2022, respectively. As these performance obligations are to be completed after the date of death, we cannot quantify the recognition of revenue in future periods. However, we estimate an average maturity period of eight years for preneed cemetery contracts.

See Note 21 to the Consolidated Financial Statements for additional information related to revenue.

Income Taxes

We and our subsidiaries file a consolidated U. S. federal income tax return, separate income tax returns in 15 states in which we operate and combined or unitary income tax returns in 14 states in which we operate. We record deferred taxes for temporary differences between the tax basis and financial reporting basis of assets and liabilities. We classify our deferred tax liabilities and assets as non-current on our Consolidated Balance Sheet.

We record a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. Management reviews the valuation allowance at the end of each quarter and makes adjustments if it is determined that it is more likely than not that the tax benefits will be realized.

We analyze tax benefits for uncertain tax positions and how they are to be recognized, measured, and derecognized in the financial statements; provide certain disclosures of uncertain tax matters; and specify how reserves for uncertain tax positions should be classified on our Consolidated Balance Sheet.

See Note 17 to the Consolidated Financial Statements for additional information related to income taxes.

Computation of Earnings Per Common Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and performance awards.

Share-based awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are recognized as participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities, and we have prepared our earnings per share calculations attributable to common stockholders to exclude outstanding unvested restricted stock awards, using the two-class method, in both the basic and diluted weighted average shares outstanding calculation.

Our performance awards are considered to be contingently issuable shares because their issuance is contingent upon the satisfaction of certain performance and service conditions. In accordance with ASC 260, we have included in the computation of diluted earnings per share the number of performance awards that would have been issuable as if the end of the reporting period was the end of the contingency period. These shares are considered to be outstanding at the beginning of the reporting period.

See Note 20 to the Consolidated Financial Statements for additional information related to the computation of earnings per share.

Subsequent Events

We have evaluated events and transactions during the period subsequent to December 31, 2022 through the date the financial statements were issued for potential recognition or disclosure in the accompanying financial statements covered by this report.

See Note 24 to the Consolidated Financial Statements for additional information related to subsequent events.

2. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Pronouncements Not Yet Adopted

Reference Rate Reform

In March 2020, the FASB issued ASU, *Reference Rate Reform* ("Topic 848") to provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. Topic 848 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference London InterBank Offered Rate ("LIBOR") or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. Contract modifications are required to be evaluated in determining whether the modifications result in the establishment of new contracts or the continuation of existing contracts. We adopted the provisions of Topic 848 in March 2020.

On May 27, 2022, we amended our Credit Facility (defined in Note 12) to establish the Bloomberg Short-Term Bank Yield Index Rate ("BSBY") as a benchmark rate and removed LIBOR from our Credit Facility, among other things. We did not apply the optional expedients provided by the guidance in Topic 848. See Note 12 to the Consolidated Financial Statements for additional information related to the amended Credit Facility.

Business Combinations - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the FASB issued ASU, *Business Combinations* ("Topic 805") to improve the accounting for acquired revenue contracts with customers in a business combination. The amendments in this update provide specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. These amendments require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 – Revenue from Contracts with Customers ("Topic 606"). At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. These amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and should be applied prospectively to business combinations occurring on or after the effective date of the amendments. We plan to adopt the provisions of Topic 805 for our fiscal year beginning January 1, 2023. We expect the adoption will have no impact on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Credit Losses - Vintage Disclosures

In March 2022, the FASB issued ASU, *Financial Instruments - Credit Losses* ("Topic 326") to make the requirement to disclose gross write-offs by class of financing receivable and major security type consistent for all public business entities. The amendment in this update provides specific guidance on the disclosure for current period write-offs by year of origination for financing receivables. This amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and should be applied prospectively to disclosures occurring on or after the effective date of the amendment. We plan to adopt the provisions of Topic 326 for our fiscal year beginning January 1, 2023. We expect the adoption will have no impact on our consolidated financial statements.

3. ACQUISITIONS

On August 8, 2022, we acquired a business consisting of two funeral homes in Kissimmee, Florida for $6.3 million in cash. On October 25, 2022, we acquired a business consisting of three funeral homes, one cemetery and one cremation focused business in the Charlotte, North Carolina area for $25.0 million in cash. We acquired substantially all of the assets and assumed certain operating liabilities of these businesses. We did not acquire any businesses in 2021.

The pro forma impact of these acquisitions on prior periods is not presented, as the impact is not significant to our reported results. The results of the acquired businesses are reflected on our Consolidated Statements of Operations from the date of acquisition.

The following table summarizes the breakdown of the purchase price allocation for the businesses described above (in thousands):

	Purchase Price Allocation
Current assets	$ 219
Trust investments	4,146
Property, plant & equipment	8,146
Cemetery property	2,375
Goodwill	19,511
Intangible and other non-current assets	2,145
Trust liabilities	(4,146)
Deferred revenue	(1,146)
Purchase price	$ 31,250

The intangible and other non-current assets relate to the fair value of tradenames and non-compete agreements. The goodwill recorded for our 2022 acquisitions is expected to be deductible for tax purposes. As of December 31, 2022, our accounting for our 2022 acquisitions is complete.

The following table summarizes the fair value of the assets acquired for these businesses (in thousands):

Acquisition Date	Type of Business	Market	Assets Acquired (Excluding Goodwill)	Goodwill Recorded	Liabilities and Debt Assumed
August 8, 2022	Two Funeral Homes	Kissimmee, FL	$ 4,995	$ 2,694	$ (1,439)
October 25, 2022	Three Funeral Homes, One Cemetery and One Cremation Focused Business	Charlotte, NC	$ 12,036	$ 16,817	$ (3,853)

4. GOODWILL

Many of the former owners and staff of our acquired funeral homes and certain cemeteries have provided high quality service to families for generations, which often represents a substantial portion of the value of a business. The excess of the purchase price over the fair value of identifiable net assets of funeral home businesses and cemeteries acquired is recorded as goodwill.

The following table presents changes in goodwill in the accompanying Consolidated Balance Sheet (in thousands):

	December 31, 2021	December 31, 2022
Goodwill at the beginning of year	$ 392,978	$ 391,972
Increase in goodwill related to acquisitions	—	19,511
Decrease in goodwill related to divestitures	(1,006)	(901)
Decrease in goodwill related to assets held for sale	—	(445)
Goodwill at the end of the year	$ 391,972	$ 410,137

During the year ended December 31, 2022, we recognized $19.5 million in goodwill related to our 2022 acquisitions; $7.4 million was allocated to our cemetery segment and $12.1 million was allocated to our funeral home segment.

During the year ended December 31, 2022, we allocated $0.9 million of goodwill to the sale of two funeral homes for a loss recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations. In addition, we recorded a $0.4 million goodwill impairment related to one funeral home and two cemeteries that were classified as held for sale at the balance sheet date, which was recorded in *Net loss on divestitures, disposals and impairment charges in* our Consolidated Statements of Operations.

During the year ended December 31, 2021, we allocated $1.0 million of goodwill to the sale of one funeral home for a loss recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

See Notes 1, 3, and 5 to the Consolidated Financial Statements for a discussion of the methodology used for our annual goodwill impairment test and a discussion of our acquisitions and divestitures.

5. DIVESTED OPERATIONS

During 2022, we sold four funeral homes for an aggregate of $1.5 million and merged one funeral home with another business we own in an existing market. During 2021, we sold two funeral homes and one cemetery for an aggregate of $2.5 million and we merged six funeral homes with other businesses we own in existing markets. During 2020, we sold eight funeral homes for an aggregate of $8.4 million.

The operating results of these divested funeral homes and cemeteries are reflected on our Consolidated Statements of Operations as shown in the table below (in thousands):

	Years Ended December 31,		
	2020	2021	2022
Revenue	$ 2,643	$ 1,070	$ 656
Operating income	159	6	54
Net loss on divestitures[1]	(6,749)	(62)	(736)
Income tax benefit	2,135	16	193
Net loss from divested operations, after tax	$ (4,455)	$ (40)	$ (488)

(1) Net loss on divestitures is recorded in *Net loss on divestitures, disposals and impairment charges* on our Consolidated Statements of Operations.

6. RECEIVABLES

Accounts Receivable

Accounts receivable is comprised of the following (in thousands):

| | December 31, 2022 | | | |
	Funeral	Cemetery	Corporate	Total
Trade and financed receivables	$ 9,518	$ 14,429	$ —	$ 23,947
Other receivables	643	833	48	1,524
Allowance for credit losses	(311)	(702)	—	(1,013)
Accounts receivable, net	$ 9,850	$ 14,560	$ 48	$ 24,458

| | December 31, 2021 | | | |
	Funeral	Cemetery	Corporate	Total
Trade and financed receivables	$ 10,728	$ 13,629	$ —	$ 24,357
Other receivables	329	1,433	185	1,947
Allowance for credit losses	(365)	(625)	—	(990)
Accounts receivable, net	$ 10,692	$ 14,437	$ 185	$ 25,314

Other receivables include supplier rebates, commissions due from third party insurance companies and perpetual care income receivables. We do not provide an allowance for credit losses for these receivables as we have historically not had any collectability issues nor do we expect any in the foreseeable future.

The following table summarizes the activity in our allowance for credit losses by portfolio segment for the year ended December 31, 2022 (in thousands):

	January 1, 2022	Provision for Credit Losses	Write Offs	Recoveries	December 31, 2022
Trade and financed receivables:					
Funeral	$ (365)	$ (1,213)	$ 2,060	$ (793)	$ (311)
Cemetery	(625)	(608)	531	—	(702)
Total allowance for credit losses on Trade and financed receivables	$ (990)	$ (1,821)	$ 2,591	$ (793)	$ (1,013)

Preneed Cemetery Receivables

Our preneed cemetery receivables are comprised of the following (in thousands):

	December 31, 2021	December 31, 2022
Interment rights	$ 40,863	$ 45,351
Merchandise and services	7,348	8,585
Unearned finance charges	4,644	4,894
Preneed cemetery receivables	$ 52,855	$ 58,830

The components of our preneed cemetery receivables are as follows (in thousands):

	December 31, 2021	December 31, 2022
Preneed cemetery receivables	$ 52,855	$ 58,830
Less: unearned finance charges	(4,644)	(4,894)
Preneed cemetery receivables, at amortized cost	$ 48,211	$ 53,936
Less: allowance for credit losses	(1,704)	(1,985)
Less: balances due on undelivered cemetery preneed contracts	(10,353)	(11,552)
Less: amounts in accounts receivable	(13,004)	(13,727)
Preneed cemetery receivables, net	$ 23,150	$ 26,672

The following table summarizes the activity in our allowance for credit losses for *Preneed cemetery receivables, net* for the year ended December 31, 2022 (in thousands):

	January 1, 2022	Provision for Credit Losses	Write Offs	December 31, 2022
Total allowance for credit losses on *Preneed cemetery receivables, net*	$ (1,079)	$ (997)	$ 793	$ (1,283)

The amortized cost basis of our preneed cemetery receivables by year of origination as of December 31, 2022 is as follows (in thousands):

	2022	2021	2020	2019	2018	Prior	Total
Total preneed cemetery receivables, at amortized cost	$ 27,597	$ 13,005	$ 7,028	$ 3,736	$ 1,237	$ 1,333	$ 53,936

The aging of past due preneed cemetery receivables as of December 31, 2022 is as follows (in thousands):

	31-60 Past Due	61-90 Past Due	91-120 Past Due	>120 Past Due	Total Past Due	Current	Total
Recognized revenue	$ 864	$ 555	$ 180	$ 2,146	$ 3,745	$ 38,639	$ 42,384
Deferred revenue	285	184	74	1,009	1,552	14,894	16,446
Total contracts	$ 1,149	$ 739	$ 254	$ 3,155	$ 5,297	$ 53,533	$ 58,830

The aging of past due preneed cemetery receivables as of December 31, 2021 is as follows (in thousands):

	31-60 Past Due	61-90 Past Due	91-120 Past Due	>120 Past Due	Total Past Due	Current	Total
Recognized revenue	$ 777	$ 738	$ 210	$ 1,919	$ 3,644	$ 34,214	$ 37,858
Deferred revenue	271	159	57	467	954	14,043	14,997
Total contracts	$ 1,048	$ 897	$ 267	$ 2,386	$ 4,598	$ 48,257	$ 52,855

7. TRUST INVESTMENTS

Preneed trust investments represent trust fund assets that we are generally permitted to withdraw as the services and merchandise are provided to customers. Preneed funeral and cemetery contracts are secured by payments from customers, less amounts not required by law to be deposited into trust. These earnings are recognized in *Other revenue* on our Consolidated Statements of Operations, when a service is performed or merchandise is delivered. Trust management fees charged by CSV RIA are included as revenue in the period in which they are earned. Our investments are diversified across multiple industry segments using a balanced allocation strategy to minimize long-term risk. We do not intend to sell and it is likely that we will not be required to sell the securities prior to their anticipated recovery.

Cemetery perpetual care trust investments represent a portion of the proceeds from the sale of cemetery property interment rights that we are required by various state laws to deposit into perpetual care trust funds. The income earned from these perpetual care trusts offsets maintenance expenses for cemetery property and memorials. This trust fund income is recognized in *Other revenue*.

Where quoted prices are available in an active market, investments held by the trusts are classified as Level 1 investments pursuant to the three-level valuation hierarchy. Our Level 1 investments include cash, U.S. treasury debt, common stock and equity mutual funds. Where quoted market prices are not available for the specific security, then fair values are estimated by using quoted prices of similar securities in active markets or inputs other than quoted prices that can corroborate observable market data. These investments are fixed income securities, including U.S. agency obligations, foreign debt, corporate debt, preferred stocks, certificates of deposit and fixed income mutual funds and other investments, all of which are classified within Level 2 of the valuation hierarchy. We review and update our fair value hierarchy classifications quarterly. See Note 10 to the Consolidated Financial Statements for additional information related to our the fair value measurement.

Changes in the fair value of our trust fund assets (*Preneed funeral, cemetery and perpetual care trust investments*) are offset by changes in the fair value of our trust fund liabilities (*Deferred preneed funeral and cemetery receipts held in trust* and *Care trusts' corpus*) and reflected in *Other, net*. There is no impact on earnings until such time the services are performed or the merchandise is delivered, causing the contract to be withdrawn from the trust in accordance with state regulations and the gain or loss is allocated to the contract.

We rely on our trust investments to provide funding for the various contractual obligations that arise upon maturity of the underlying preneed contracts. Because of the long-term relationship between the establishment of trust investments and the required performance of the underlying contractual obligations, the impact of current market conditions that may exist at any given time is not necessarily indicative of our ability to generate profit on our future performance obligations.

Preneed Cemetery Trust Investments

The components of *Preneed cemetery trust investments* on our Consolidated Balance Sheet are as follows (in thousands):

	December 31, 2021	December 31, 2022
Preneed cemetery trust investments, at market value	$ 103,808	$ 98,269
Less: allowance for contract cancellation	(2,905)	(3,204)
Preneed cemetery trust investments	$ 100,903	$ 95,065

The cost and market values associated with preneed cemetery trust investments at December 31, 2022 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 10,434	$ —	$ —	$ 10,434
Fixed income securities:					
U.S. agency obligations	2	803	—	(72)	731
Foreign debt	2	12,241	910	(644)	12,507
Corporate debt	2	15,066	104	(4,139)	11,031
Preferred stock	2	12,560	436	(1,789)	11,207
Certificates of deposit	2	79	—	(8)	71
Common stock	1	42,929	5,102	(6,228)	41,803
Mutual funds:					
Equity	1	362	—	(33)	329
Fixed income	2	12,324	10	(3,310)	9,024
Trust securities		$ 106,798	$ 6,562	$ (16,223)	$ 97,137
Accrued investment income		$ 1,132			$ 1,132
Preneed cemetery trust investments					$ 98,269
Market value as a percentage of cost					91.0%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$ 1,176
Due in one to five years	8,655
Due in five to ten years	6,292
Thereafter	19,424
Total fixed income securities	$ 35,547

The cost and market values associated with preneed cemetery trust investments at December 31, 2021 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 3,088	$ —	$ —	$ 3,088
Fixed income securities:					
Foreign debt	2	15,846	2,025	(953)	16,918
Corporate debt	2	12,965	1,374	(49)	14,290
Preferred stock	2	12,455	1,111	(344)	13,222
Common stock	1	40,992	6,906	(4,079)	43,819
Mutual funds:					
Equity	1	28	8	—	36
Fixed Income	2	11,443	615	(567)	11,491
Trust Securities		$ 96,817	$ 12,039	$ (5,992)	$ 102,864
Accrued investment income		$ 944			$ 944
Preneed cemetery trust investments					$ 103,808
Market value as a percentage of cost					106.2%

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed cemetery trust investments in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2022					
	In Loss Position Less than 12 months		In Loss Position Greater than 12 months		Total	
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
U.S. agency obligations	$ 732	$ (72)	$ —	$ —	$ 732	$ (72)
Foreign debt	5,394	(308)	744	(336)	6,138	(644)
Corporate debt	8,037	(3,922)	563	(217)	8,600	(4,139)
Preferred stock	7,146	(1,271)	2,517	(518)	9,663	(1,789)
Certificates of deposit	71	(8)	—	—	71	(8)
Total fixed income securities with an unrealized loss	$ 21,380	$ (5,581)	$ 3,824	$ (1,071)	$ 25,204	$ (6,652)

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed cemetery trust investments in an unrealized loss position at December 31, 2021, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2021					
	In Loss Position Less than 12 months		In Loss Position Greater than 12 months		Total	
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
Foreign debt	$ 4,228	$ (517)	$ 629	$ (436)	$ 4,857	$ (953)
Corporate debt	1,037	(49)	—	—	1,037	(49)
Preferred stock	1,301	(63)	2,913	(281)	4,214	(344)
Total fixed income securities with an unrealized loss	$ 6,566	$ (629)	$ 3,542	$ (717)	$ 10,108	$ (1,346)

Preneed cemetery trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

	Years ended December 31,		
	2020	**2021**	**2022**
Investment income	$ 2,175	$ 2,147	$ 2,219
Realized gains	8,922	18,321	10,619
Realized losses	(5,090)	(6,626)	(2,548)
Unrealized gains (losses), net	5,515	6,047	(9,661)
Expenses and taxes	(1,354)	(1,715)	(1,748)
Net change in deferred preneed cemetery receipts held in trust	(10,168)	(18,174)	1,119
	$ —	$ —	$ —

Purchases and sales of investments in the preneed cemetery trusts are as follows (in thousands):

	Years ended December 31,		
	2020	**2021**	**2022**
Purchases	$ (48,824)	$ (41,414)	$ (8,336)
Sales	41,178	43,265	8,248

Preneed Funeral Trust Investments

Preneed funeral trust investments represent trust fund assets that we are permitted to withdraw as services and merchandise are provided to customers. Preneed funeral contracts are secured by payments from customers, less retained amounts not required to be deposited into trust.

The components of *Preneed funeral trust investments* on our Consolidated Balance Sheet are as follows (in thousands):

	December 31, 2021	December 31, 2022
Preneed funeral trust investments, at market value	$ 116,973	$ 107,995
Less: allowance for contract cancellation	(3,315)	(3,442)
Preneed funeral trust investments	$ 113,658	$ 104,553

The cost and market values associated with preneed funeral trust investments at December 31, 2022 are detailed below (in thousands):

	Fair Value Hierarchy Level	Cost	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash and money market accounts	1	$ 29,641	$ —	$ —	$ 29,641
Fixed income securities:					
U. S. treasury debt	1	484	—	(45)	439
Foreign debt	2	10,851	818	(555)	11,114
Corporate debt	2	12,735	89	(3,443)	9,381
Preferred stock	2	10,730	391	(1,564)	9,557
Common stock	1	36,478	4,485	(5,187)	35,776
Mutual funds:					
Equity	1	326	—	(30)	296
Fixed income	2	9,907	9	(2,691)	7,225
Other investments	2	3,592	—	—	3,592
Trust securities		$ 114,744	$ 5,792	$ (13,515)	$ 107,021
Accrued investment income		$ 974			$ 974
Preneed funeral trust investments					$ 107,995
Market value as a percentage of cost					93.3%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$	1,057
Due in one to five years		7,203
Due in five to ten years		5,428
Thereafter		16,803
Total fixed income securities	$	30,491

The cost and market values associated with preneed funeral trust investments at December 31, 2021 are detailed below (in thousands):

	Fair Value Hierarchy Level		Cost		Unrealized Gains		Unrealized Losses		Fair Market Value
Cash and money market accounts	1	$	23,438	$	—	$	—	$	23,438
Fixed income securities:									
Foreign debt	2		14,936		1,874		(887)		15,923
Corporate debt	2		11,231		1,223		(46)		12,408
Preferred stock	2		11,001		986		(319)		11,668
Common stock	1		36,694		6,417		(3,574)		39,537
Mutual funds:									
Equity	1		26		7		—		33
Fixed income	2		9,396		454		(470)		9,380
Other investments	2		3,754		—		—		3,754
Trust securities		$	110,476	$	10,961	$	(5,296)	$	116,141
Accrued investment income		$	832					$	832
Preneed funeral trust investments								$	116,973
Market value as a percentage of cost									105.1%

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed funeral trust investment in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

	December 31, 2022										
	In Loss Position Less than 12 months				In Loss Position Greater than 12 months				Total		
	Fair market value		Unrealized Losses		Fair market value		Unrealized Losses		Fair market value		Unrealized Losses
Fixed income securities:											
U.S. treasury debt	$	439	$	(45)	$	—	$	—	$	439	$	(45)
Foreign debt		4,766		(274)		626		(281)		5,392		(555)
Corporate debt		6,742		(3,248)		506		(195)		7,248		(3,443)
Preferred stock		5,908		(1,099)		2,261		(465)		8,169		(1,564)
Total fixed income securities with an unrealized loss	$	17,855	$	(4,666)	$	3,393	$	(941)	$	21,248	$	(5,607)

The following table summarizes our fixed income securities (excluding mutual funds) within our preneed funeral trust investment in an unrealized loss position at December 31, 2021, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2021 | | | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	
Fixed income securities:								
Foreign debt	$ 4,251	$ (509)	$ 548	$ (378)	$ 4,799	$ (887)	
Corporate debt	965	(46)	—	—	965	(46)	
Preferred stock	1,211	(58)	2,710	(261)	3,921	(319)	
Total fixed income securities with an unrealized loss	$ 6,427	$ (613)	$ 3,258	$ (639)	$ 9,685	$ (1,252)	

Preneed funeral trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Investment income	$ 1,907	$ 1,747	$ 1,700
Realized gains	9,441	17,091	9,446
Realized losses	(4,677)	(6,155)	(2,301)
Unrealized gains (losses), net	5,555	5,665	(7,723)
Expenses and taxes	(878)	(1,221)	958
Net change in deferred preneed funeral receipts held in trust	(11,348)	(17,127)	(2,080)
	$ —	$ —	$ —

Purchases and sales of investments in the preneed funeral trusts are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Purchases	$ (47,315)	$ (38,175)	$ (6,239)
Sales	43,270	40,658	7,419

Cemetery Perpetual Care Trust Investments

Care trusts' corpus on our Consolidated Balance Sheet represent the corpus of those trusts plus undistributed income. The components of *Care trusts' corpus* are as follows (in thousands):

	December 31, 2021	December 31, 2022
Cemetery perpetual care trust investments, at market value	$ 72,400	$ 66,307
Obligations due from trust	(1,244)	(812)
Care trusts' corpus	$ 71,156	$ 65,495

The following table reflects the cost and market values associated with the trust investments held in perpetual care trust funds at December 31, 2022 (in thousands):

	Fair Value Hierarchy Level	Cost		Unrealized Gains		Unrealized Losses		Fair Market Value	
Cash and money market accounts	1	$	5,326	$	—	$	—	$	5,326
Fixed income securities:									
Foreign debt	2		8,746		600		(470)		8,876
Corporate debt	2		10,540		118		(2,961)		7,697
Preferred stock	2		9,831		287		(1,374)		8,744
Common stock	1		28,625		3,443		(4,297)		27,771
Mutual funds:									
Equity	1		345		2		(22)		325
Fixed income	2		9,046		26		(2,310)		6,762
Trust securities		$	72,459	$	4,476	$	(11,434)	$	65,501
Accrued investment income		$	806					$	806
Cemetery perpetual care investments								$	66,307
Market value as a percentage of cost									90.4%

The estimated maturities of the fixed income securities (excluding mutual funds) included above are as follows (in thousands):

Due in one year or less	$	776
Due in one to five years		5,361
Due in five to ten years		4,332
Thereafter		14,848
Total fixed income securities	$	25,317

The following table reflects the cost and market values associated with the trust investments held in perpetual care trust funds at December 31, 2021 (in thousands):

	Fair Value Hierarchy Level	Cost		Unrealized Gains		Unrealized Losses		Fair Market Value	
Cash and money market accounts	1	$	1,447	$	—	$	—	$	1,447
Fixed income securities:									
Foreign debt	2		10,949		1,401		(647)		11,703
Corporate debt	2		9,139		1,065		(32)		10,172
Preferred stock	2		9,742		803		(226)		10,319
Common stock	1		27,853		4,990		(3,008)		29,835
Mutual funds:									
Equity	1		19		5		—		24
Fixed income	2		8,141		530		(460)		8,211
Trust securities		$	67,290	$	8,794	$	(4,373)	$	71,711
Accrued investment income		$	689					$	689
Cemetery perpetual care investments								$	72,400
Market value as a percentage of cost									106.6%

The following table summarizes our fixed income securities (excluding mutual funds) within our perpetual care trust investment in an unrealized loss position at December 31, 2022, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2022 | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
Foreign debt	$ 4,123	$ (218)	$ 554	$ (252)	$ 4,677	$ (470)
Corporate debt	5,413	(2,818)	371	(143)	5,784	(2,961)
Preferred stock	6,066	(1,032)	1,659	(342)	7,725	(1,374)
Total fixed income securities with an unrealized loss	$ 15,602	$ (4,068)	$ 2,584	$ (737)	$ 18,186	$ (4,805)

The following table summarizes our fixed income securities within our perpetual care trust investment in an unrealized loss position at December 31, 2021, aggregated by major security type and length of time in a continuous unrealized loss position (in thousands):

| | December 31, 2021 | | | | | |
| | In Loss Position Less than 12 months | | In Loss Position Greater than 12 months | | Total | |
	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses	Fair market value	Unrealized Losses
Fixed income securities:						
Foreign debt	$ 2,649	$ (321)	$ 468	$ (326)	$ 3,117	$ (647)
Corporate debt	846	(32)	—	—	846	(32)
Preferred stock	856	(41)	1,917	(185)	2,773	(226)
Total fixed income securities with an unrealized loss	$ 4,351	$ (394)	$ 2,385	$ (511)	$ 6,736	$ (905)

Perpetual care trust investment security transactions recorded in *Other, net* on our Consolidated Statements of Operations are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Realized gains	$ 2,602	$ 2,474	$ 1,454
Realized losses	(1,695)	(950)	(309)
Unrealized gains (losses), net	4,355	4,421	(6,958)
Net change in care trusts' corpus	(5,262)	(5,945)	5,813
Total	$ —	$ —	$ —

Perpetual care trust investment security transactions recorded in *Other revenue* are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Investment income	$ 8,461	$ 10,443	$ 11,425
Realized losses	(387)	(118)	(2,427)
Total	$ 8,074	$ 10,325	$ 8,998

Purchases and sales of investments in the perpetual care trusts are as follows (in thousands):

| | Years ended December 31, | | |
	2020	2021	2022
Purchases	$ (38,168)	$ (28,317)	$ (4,872)
Sales	34,316	29,829	5,444

8. RECEIVABLES FROM PRENEED FUNERAL TRUSTS

Our receivables from preneed funeral trusts represent assets in trusts which are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost. Receivables from preneed funeral trusts are as follows (in thousands):

	December 31, 2021	December 31, 2022
Preneed funeral trust funds, at cost	$ 19,597	$ 20,594
Less: allowance for contract cancellation	(588)	(618)
Receivables from preneed funeral trusts, net	$ 19,009	$ 19,976

The following summary reflects the composition of the assets held in trust and controlled by third parties to satisfy our future obligations related to the underlying preneed funeral contracts at December 31, 2021 and 2022. The cost basis includes reinvested interest and dividends that have been earned on the trust assets. Fair value includes unrealized gains and losses on trust assets.

The composition of the preneed trust funds at December 31, 2022 is as follows (in thousands):

	Historical Cost Basis	Fair Value
As of December 31, 2022		
Cash and cash equivalents	$ 6,071	$ 6,071
Fixed income investments	11,795	11,795
Mutual funds and common stocks	2,725	2,440
Annuities	3	3
Total	$ 20,594	$ 20,309

The composition of the preneed trust funds at December 31, 2021 is as follows (in thousands):

	Historical Cost Basis	Fair Value
As of December 31, 2021		
Cash and cash equivalents	$ 5,595	$ 5,595
Fixed income investments	11,386	11,386
Mutual funds and common stocks	2,611	2,682
Annuities	5	5
Total	$ 19,597	$ 19,668

9. CONTRACTS FUNDED BY INSURANCE

When preneed funeral contracts are funded through third-party insurance policies, we earn a commission on the sale of the policies. Insurance commissions are subject to refund (charge-back) if the preneed policy is cancelled within a year or if there is an imminent death of beneficiary before the first year anniversary of the policy. We record these insurance commissions as *Other revenue* when the commission is no longer subject to refund, which is typically one year after the policy is issued. All selling costs incurred pursuant to the sale of the insurance funded preneed contracts are expensed as incurred.

Generally, at the time of the sale of either the preneed insurance or preneed trust contract, the intent is that the beneficiary has made a commitment to assign the proceeds to us for the fulfillment of the service and merchandise obligations on the preneed contract at the time of need. However, this commitment is generally revocable and the proceeds from the policy are portable, so the customer can choose to use an alternative provider at the time of need.

Preneed funeral contracts to be funded at maturity by third-party insurance policies totaled $403.3 million and $419.5 million at December 31, 2021 and 2022, respectively, and are not recorded as assets or liabilities on our Consolidated Balance Sheet.

10. FAIR VALUE MEASUREMENTS

We evaluated our financial assets and liabilities for those that met the criteria of the disclosure requirements and fair value framework. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate the fair values of those instruments due to the short-term nature of the instruments. The fair values of our receivables on preneed cemetery contracts are impracticable to estimate because of the lack of a trading market and the diverse number of individual contracts with varying terms. Our acquisition debt and Credit Facility (as defined in Note 12) and Senior Notes (as defined in Note 14) are classified within Level 2 of the Fair Value Measurements hierarchy.

At December 31, 2022, the carrying value and fair value of our Credit Facility was $190.7 million. We believe that our Credit Facility bears interest at a rate that approximates prevailing market rates for instruments with similar characteristics and therefore, the carrying value of our Credit Facility approximates fair value. We estimate the fair value of our acquisition debt utilizing an income approach, which uses a present value calculation to discount payments based on current market rates as of the reporting date. At December 31, 2022, the carrying value of our acquisition debt was $4.0 million, which approximated its fair value. The fair value of our Senior Notes was $322.3 million at December 31, 2022 based on the last traded or broker quoted price.

We identified investments in fixed income securities, common stock and mutual funds presented within the preneed and perpetual care trust investments categories on our Consolidated Balance Sheet as having met the criteria for fair value measurement. Our receivables from preneed funeral trusts represent assets in trusts which are controlled and operated by third parties in which we do not have a controlling financial interest (less than 50%) in the trust assets. We account for these investments at cost.

The following three-level valuation hierarchy based upon the transparency of inputs is utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

- Level 1—Fair value of securities based on unadjusted quoted prices for identical assets or liabilities in active markets. Our investments classified as Level 1 securities include cash, U.S. treasury debt, common stock and equity mutual funds;

- Level 2—Fair value of securities estimated based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation. These inputs include interest rates, yield curves, credit risk, prepayment speeds, rating and tax-exempt status. Our investments classified as Level 2 securities include U.S. agency obligations, foreign debt, corporate debt, preferred stocks, certificates of deposit and fixed income mutual funds and other investments.

- Level 3—Unobservable inputs based upon the reporting entity's internally developed assumptions, which market participants would use in pricing the asset or liability. As of December 31, 2021 and 2022, we did not have any assets that had fair values determined by Level 3 inputs and no liabilities measured at fair value.

See Notes 7 and 8 to our Consolidated Financial Statements for the fair value hierarchy levels of our trust investments.

11. INTANGIBLE AND OTHER NON-CURRENT ASSETS

Intangible and other non-current assets are as follows (in thousands):

	December 31, 2021	December 31, 2022
Tradenames	$ 23,565	$ 25,610
Capitalized commissions on preneed contracts, net of accumulated amortization of $2,278 and $2,990, respectively	3,560	4,048
Prepaid agreements not-to-compete, net of accumulated amortization of $3,316 and $3,515, respectively	2,247	1,877
Internal-use software, net of accumulated amortization of $200	—	1,271
Other	6	124
Intangible and other non-current assets, net	$ 29,378	$ 32,930

Tradenames

During the year ended December 31, 2022, we increased the value of our tradenames by $2.0 million related to our 2022 acquisitions described in Note 3 to the Consolidated Financial Statements.

See Notes 1 and 3 to the Consolidated Financial Statements for a discussion of the methodology used for our indefinite lived intangible asset impairment test and discussion of our acquisitions, respectively.

Capitalized Commissions

Amortization expense was $580,000, $640,000 and $712,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

Prepaid Agreements

Prepaid agreements not-to-compete are amortized over the term of the respective agreements, generally ranging from one to ten years. Amortization expense was $719,000, $645,000 and $574,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

Internal-use Software

Internal-use software is typically amortized on a straight-line basis over five years. Amortization expense was $200,000 for the year ended December 31, 2022.

The aggregate amortization expense for our capitalized commissions, prepaid agreements and internal-use software as of December 31, 2022 is as follows (in thousands):

	Capitalized Commissions		Prepaid Agreements		Internal-use Software	
Years ending December 31,						
2023	$	742	$	536	$	314
2024		681		391		283
2025		616		382		226
2026		549		267		221
2027		484		147		220
Thereafter		976		154		7
Total amortization expense	$	4,048	$	1,877	$	1,271

12. CREDIT FACILITY AND ACQUISITION DEBT

At December 31, 2022, our senior secured revolving credit facility (as previously amended, including the Second Credit Facility Amendment and Third Credit Facility Amendment, the "Credit Facility") was comprised of: (i) a $250.0 million senior secured revolving credit facility, including a $15.0 million subfacility for letters of credit and a $10.0 million swingline, and (ii) an accordion or incremental option allowing for future increases in the facility size by an additional amount of up to $75.0 million in the aggregate in the form of increased revolving commitments or incremental term loans.

On May 27, 2022, we entered into a second amendment and commitment increase (the "Second Credit Facility Amendment") to our Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. The Second Credit Facility Amendment provided, among other things, for (i) an increase to the Revolving Credit Commitments (as defined in the Credit Facility) from $200.0 million to $250.0 million in the aggregate; (ii) modifications to the definitions of "Applicable Rate" and "Applicable Fee Rate" to change the applicable rates and pricing levels set forth in each pricing grid; (iii) the establishment of the BSBY as a benchmark rate and the removal of LIBOR; (iv) an increase in the maximum Total Leverage Ratio (as defined in the Credit Facility) to 5.25 to 1.00; and (v) modifications to the restricted payments covenant to allow us to make additional stock repurchases, subject to the satisfaction of certain conditions therein. We incurred $0.3 million in transactions costs related to the Second Credit Facility Amendment, which were capitalized and will be amortized over the remaining term of the related debt using the straight-line method.

On December 9, 2022, we entered into a third amendment (the "Third Credit Facility Amendment"), to our Credit Facility with the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. The Third Credit Facility Amendment provides, among other things, for (i) modifications to the definitions of "Applicable Rate" and "Applicable Fee Rate" to change the applicable rates and pricing levels set forth in each pricing grid; (ii) an increase in the maximum Total Leverage Ratio (as defined in the Credit Facility) covenant as follows: a Total Leverage Ratio not to exceed (a) 6.00 to 1.00 from the effective date of the Third Credit Facility Amendment through the quarter ended June 30, 2023, (b) 5.75 to 1.00 for the quarters ended September 30, 2023, and December 31, 2023, (c) 5.50 to 1.00 for the quarters ended March 31, 2024 and June 30, 2024, (d) 5.25 to 1.00 for the quarter ended September 30, 2024, and (e) 5.00 and 1.00 for the quarter ended December 31, 2024 and each quarter ended thereafter; (iii) modifications to the permitted investments covenant, relating to the Company's ability to make certain acquisitions, subject to the satisfaction of certain conditions therein; (iv) modifications to the restricted payments covenant related to the Company's ability to make stock repurchases, subject to the satisfaction of certain conditions therein; and (v) a modification to the Total Leverage Ratio level which constitutes a Real Property Collateral Trigger Event (as defined in the Credit Facility). The final maturity of the Credit Facility will occur on May 13, 2026.

Prior to the execution of the Third Credit Facility Amendment, we recognized a loss on the write-off of $0.2 million in unamortized debt issuance costs, which was recorded in *Loss on extinguishment of debt*. We also incurred $0.6 million in transactions costs related to the execution of the Third Credit Facility Amendment, which were capitalized and will be amortized over the remaining term of the related debt using the straight-line method.

Our obligations under the Credit Facility are unconditionally guaranteed on a joint and several basis by the same subsidiaries which guarantee the Senior Notes (as defined in Note 14) and certain of our subsequently acquired or organized domestic subsidiaries (collectively, the "Subsidiary Guarantors").

The Credit Facility contains customary affirmative covenants, including, but not limited to, covenants with respect to the use of proceeds, payment of taxes and other obligations, continuation of the Company's business and the maintenance of existing rights and privileges, the maintenance of property and insurance, amongst others.

In addition, the Credit Facility also contains customary negative covenants, including, but not limited to, covenants that restrict (subject to certain exceptions) the ability of the Company and the Subsidiary Guarantors to incur indebtedness, grant liens, make investments, engage in mergers and acquisitions, and pay dividends and other restricted payments, and certain financial maintenance covenants. At December 31, 2022, we were subject to the following financial covenants under our Credit Facility: (A) a Total Leverage Ratio not to exceed 6.00 to 1.00 and (B) a Fixed Charge Coverage Ratio (as defined in the Credit Facility) of not less than 1.20 to 1.00 as of the end of any period of four consecutive fiscal quarters. These financial maintenance covenants are calculated for the Company and its subsidiaries on a consolidated basis. We were in compliance with all of the covenants contained in our Credit Facility at December 31, 2022.

Our Credit Facility and acquisition debt consisted of the following (in thousands):

	December 31, 2021	December 31, 2022
Credit Facility	$ 155,400	$ 190,700
Debt issuance costs, net of accumulated amortization of $1,324 and $1,926, respectively	(1,543)	(1,864)
Total Credit Facility	$ 153,857	$ 188,836
Acquisition debt	$ 4,500	$ 3,993
Less: current portion	(521)	(555)
Total acquisition debt, net of current portion	$ 3,979	$ 3,438

At December 31, 2022, we had outstanding borrowings under the Credit Facility of $190.7 million. We also had one letter of credit for $2.3 million under the Credit Facility. The letter of credit will expire on November 27, 2023 and is expected to automatically renew annually and secures our obligations under our various self-insured policies. At December 31, 2022, we had $57.0 million of availability under the Credit Facility.

Outstanding borrowings under our Credit Facility bear interest at a prime rate or a BSBY rate, plus an applicable margin based on our leverage ratio. At December 31, 2022, the prime rate margin was equivalent to 2.375% and the BSBY rate margin was 3.375%. The weighted average interest rate on our Credit Facility was 3.8% and 4.0% for the years ended December 31, 2021 and 2022, respectively.

We have no material assets or operations independent of the Subsidiary Guarantors, as all of our assets and operations are held and conducted by the Subsidiary Guarantors. Additionally, we do not currently have any significant restrictions on our ability to receive dividends or loans from any Subsidiary Guarantors.

The interest expense and amortization of debt issuance costs related to our Credit Facility are as follows (in thousands):

	Years ended December 31,		
	2020	2021	2022
Credit Facility interest expense	$ 3,738	$ 1,820	$ 7,105
Credit Facility amortization of debt issuance costs	482	380	412

Acquisition debt consists of deferred purchase price and promissory notes payable to sellers. A majority of the deferred purchase price and notes bear no interest and are discounted at imputed interest rates ranging from 7.3% to 10.0%. Original maturities typically range from five to twenty years.

The imputed interest expense related to our acquisition debt is as follows (in thousands):

	Years ended December 31,		
	2020	2021	2022
Acquisition debt imputed interest expense	$ 489	$ 364	$ 311

The aggregate maturities of our Credit Facility and acquisition debt for the next five years subsequent to December 31, 2022 and thereafter, excluding debt issuance costs, are as follows (in thousands):

	Credit Facility	Acquisition Debt
Years ending December 31,		
2023	$ —	$ 825
2024	—	772
2025	—	772
2026	190,700	325
2027	—	325
Thereafter	—	2,681
Total Credit Facility and acquisition debt	$ 190,700	$ 5,700
Less: Interest	—	(1,707)
Present value of Credit Facility and acquisition debt	$ 190,700	$ 3,993

13. CONVERTIBLE SUBORDINATED NOTES

During the year ended December 31, 2021, we converted $2.4 million in aggregate principal amount of our 2.75% convertible subordinated notes due 2021 (the "Convertible Notes") held by certain holders for $3.8 million in cash and recorded $1.4 million for the reacquisition of the equity component. The Convertible Notes matured on March 15, 2021, at which time all Convertible Notes outstanding, $0.2 million in aggregate principal amount, were paid in full in cash at par value. Therefore, no Convertible Notes remain outstanding at December 31, 2021 and 2022.

The interest expense and accretion of debt discount and debt issuance costs related to our Convertible Notes are as follows (in thousands):

	Years ended December 31,		
	2020	2021	2022
Convertible Notes interest expense	$ 149	$ 18	$ —
Convertible Notes accretion of debt discount	216	20	—
Convertible Notes amortization of debt issuance costs	20	1	—

The effective interest rate on the unamortized debt discount and debt issuance costs for the year ended December 31, 2021 was 3.1%.

14. SENIOR NOTES

At December 31, 2022, we had $400.0 million in aggregate principal amount of 4.25% Senior Notes due 2029 (the "Senior Notes") and related guarantees by the Subsidiary Guarantors, which were issued in a private offering under Rule 144A and Regulation S of the Securities Act.

The Senior Notes were issued under an indenture, dated as of May 13, 2021 (the "Indenture"), among the Company, the Subsidiary Guarantors and Wilmington Trust, National Association, as trustee ("Collateral Trustee"). The Senior Notes are unsecured, senior obligations and are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally by each of the Subsidiary Guarantors. The Senior Notes mature on May 15, 2029, unless earlier redeemed or purchased and bear interest at 4.25% per year, which is payable semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2021.

We may redeem the Senior Notes, in whole or in part, at the redemption price of 102.13% on or after May 15, 2024, 101.06% on or after May 15, 2025 and 100% on or after May 15, 2026, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. At any time before May 15, 2024, we may also redeem all or part of the Senior Notes at the redemption prices described in the Indenture, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption. In addition, before May 15, 2024, we may redeem up to 40% of the aggregate principal amount of the Senior Notes outstanding using an amount of cash equal to the net proceeds of certain equity offerings, at a price of 104.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption; provided that (1) at least 50% of the aggregate principal amount of the Senior Notes (including any additional Senior Notes) outstanding under the Indenture remain outstanding immediately after the occurrence of such redemption (unless all Senior Notes are redeemed concurrently), and (2) each such redemption must occur within 180 days of the date of the consummation of any such equity offering.

If a "change of control" occurs, holders of the Senior Notes will have the option to require us to purchase for cash all or a portion of their Senior Notes at a price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest. In addition, if we make certain asset sales and do not reinvest the proceeds thereof or use such proceeds to repay certain debt, we will be required to use the proceeds of such asset sales to make an offer to purchase the Senior Notes at a price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest.

The Indenture contains restrictive covenants limiting our ability and our Restricted Subsidiaries (as defined in the Indenture) to, among other things, incur additional indebtedness or issue certain preferred shares, create liens on certain assets to secure debt, pay dividends or make other equity distributions, purchase or redeem capital stock, make certain investments, sell assets, agree to certain restrictions on the ability of Restricted Subsidiaries to make payments to us, consolidate, merge, sell or otherwise dispose of all or substantially all assets, or engage in transactions with affiliates. The Indenture also contains customary events of default.

The debt discount and the debt issuance costs are being amortized using the effective interest method over the remaining term of 77 months of the Senior Notes. The effective interest rate on the unamortized debt discount and the unamortized debt issuance costs for the Senior Notes for both the years ended December 31, 2021 and 2022 was 4.42% and 4.30%, respectively.

The carrying value of our Senior Notes is reflected on our Consolidated Balance Sheet as follows (in thousands):

	December 31, 2021	December 31, 2022
Long-term liabilities:		
Principal amount	$ 400,000	$ 400,000
Debt discount, net of accumulated amortization of $301 and $794, respectively	(4,199)	(3,706)
Debt issuance costs, net of accumulated amortization of $86 and $226, respectively	(1,191)	(1,051)
Carrying value of the Senior Notes	$ 394,610	$ 395,243

The fair value of the Senior Notes, which are Level 2 measurements, was $322.3 million at December 31, 2022.

The interest expense and amortization of debt discount, debt premium and debt issuance costs related to our Senior Notes are as follows (in thousands):

	Years ended December 31,		
	2020	2021	2022
Senior Notes interest expense	$ 26,500	$ 21,767	$ 16,980
Senior Notes amortization of debt discount	528	504	493
Senior Notes amortization of debt premium	221	85	—
Senior Notes amortization of debt issuance costs	280	195	140

The aggregate maturities of our Senior Notes for the next five years subsequent to December 31, 2022 and thereafter are as follows (in thousands):

	Principal Maturity	Discount Amortization	Carrying Value
Years ending December 31,			
2023	$ —	$ (515)	$ (515)
2024	—	(539)	(539)
2025	—	(563)	(563)
2026	—	(588)	(588)
2027	—	(615)	(615)
Thereafter	400,000	(886)	399,114
Total	$ 400,000	$ (3,706)	$ 396,294

15. LEASES

Our lease obligations consist of operating and finance leases related to real estate and equipment. The components of lease cost are as follows (in thousands):

		Years Ended December 31,		
	Income Statement Classification	**2020**	**2021**	**2022**
Operating lease cost	Facilities and grounds expense[1]	$ 3,795	$ 3,762	$ 3,375
Short-term lease cost	Facilities and grounds expense[1]	185	193	329
Variable lease cost	Facilities and grounds expense[1]	39	160	324
Finance lease cost:				
Depreciation of leased assets	Depreciation and amortization[2]	$ 439	$ 438	$ 438
Interest on lease liabilities	*Interest expense*	496	471	442
Total finance lease cost		935	909	880
Total lease cost		$ 4,954	$ 5,024	$ 4,908

(1) Facilities and grounds expense is included within *Cost of service* and *General, administrative and other* on our Consolidated Statements of Operations.

(2) Depreciation and amortization expense is included within *Field depreciation expense* and *General, administrative and other* on our Consolidated Statements of Operations.

Supplemental cash flow information related to our leases is as follows (in thousands):

	Years Ended December 31,		
	2020	**2021**	**2022**
Cash paid for operating leases included in operating activities	$ 3,383	$ 3,822	$ 3,671
Cash paid for finance leases included in financing activities	828	835	868

Right-of-use assets obtained in exchange for new leases are as follows (in thousands):

	Years Ended December 31,	
	2021	**2022**
Right-of-use assets obtained in exchange for new operating lease liabilities	$ (1,313)	$ 674
Right-of-use assets obtained in exchange for new finance lease liabilities	—	—

During the year ended December 31, 2021, we received a leasehold improvement allowance of $1.4 million for the renovation of our home office space in Houston, Texas from our lessor. We recorded a leasehold improvement asset as property, plant and equipment and reduced our right-of-use asset by $1.4 million. The leasehold improvement allowance will be recognized prospectively by ratably reducing the lease expense over the remaining lease term.

Supplemental balance sheet information related to leases is as follows (in thousands):

Lease Type	Balance Sheet Classification	December 31, 2021	December 31, 2022
Operating lease right-of-use assets	*Operating lease right-of-use assets*	$ 17,881	$ 17,060
Finance lease right-of-use assets	*Property, plant and equipment, net*	6,770	6,770
Accumulated depreciation	*Property, plant and equipment, net*	(2,443)	(2,881)
Finance lease right-of-use assets, net		$ 4,327	$ 3,889
Operating lease current liabilities	*Current portion of operating lease obligations*	$ 1,913	$ 2,203
Finance lease current liabilities	*Current portion of finance lease obligations*	375	414
Total current lease liabilities		$ 2,288	$ 2,617
Operating lease non-current liabilities	*Obligations under operating leases, net of current portion*	$ 18,520	$ 17,315
Finance lease non-current liabilities	*Obligations under finance leases, net of current portion*	5,157	4,743
Total non-current lease liabilities		$ 23,677	$ 22,058
Total lease liabilities		$ 25,965	$ 24,675

The average lease terms and discount rates at December 31, 2022 are as follows:

	Weighted-average remaining lease term (years)	Weighted-average discount rate
Operating leases	8.8	8.1 %
Finance leases	11.4	8.2 %

The aggregate future lease payments for non-cancelable operating and finance leases at December 31, 2022 are as follows (in thousands):

	Operating	Finance
Lease payments due:		
2023	$ 3,687	$ 870
2024	3,660	791
2025	3,379	736
2026	3,274	746
2027	3,201	746
Thereafter	9,916	4,063
Total lease payments	$ 27,117	$ 7,952
Less: Interest	(7,599)	(2,795)
Present value of lease liabilities	$ 19,518	$ 5,157

At December 31, 2022, we had no significant operating or finance leases that had not yet commenced.

16. COMMITMENTS AND CONTINGENCIES

Non-Compete, Consulting and Employment Agreements

We have various non-compete agreements with former owners and employees. These agreements are generally for one to ten years and provide for periodic future payments over the term of the agreements.

We have various consulting agreements with former owners of businesses we have acquired. Payments for such agreements are generally not made in advance. These agreements are generally for one to five years and provide for bi-weekly or monthly payments.

We have employment agreements with our executive officers. These agreements are generally for three to five years and provide for participation in various incentive compensation arrangements. These agreements generally renew automatically on an annual basis after their initial term has expired, with the exception of our Chairman of the Board and Chief Executive Officer, which does not renew after the current term expiring in February 2028.

At December 31, 2022, the maximum estimated future cash commitments under these agreements with remaining commitment terms, and with original terms of more than one year, are as follows (in thousands):

Years ending December 31,	Non-Compete		Consulting		Employment[a]		Total	
2023	$	2,473	$	950	$	4,771	$	8,194
2024		1,842		526		4,660		7,028
2025		1,469		348		3,290		5,107
2026		1,026		235		1,300		2,561
2027		546		75		1,000		1,621
Thereafter		621		95		125		841
Total	$	7,977	$	2,229	$	15,146	$	25,352

(a) Melvin C. Payne, our Chairman of the Board and Chief Executive Officer, has an employment agreement that does not renew after the initial term.

Defined Contribution Plan

We sponsor a defined contribution plan, a 401K plan, for the benefit of our employees. Matching contributions and plan administrative expenses totaled $2.3 million, $2.5 million and $2.8 million during the years ended December 31, 2020, 2021 and 2022, respectively. We do not offer any post-retirement or post-employment benefits.

Litigation

We are a party to various litigation matters and proceedings. For each of our outstanding legal matters, we evaluate the merits of the case, our exposure to the matter, possible legal or settlement strategies, and the likelihood of an unfavorable outcome. If we determine that an unfavorable outcome is probable and can be reasonably estimated, we establish the necessary accruals. We hold certain insurance policies that may reduce cash outflows with respect to an adverse outcome of certain of these litigation matters.

17. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,					
	2020		**2021**		**2022**	
Current:						
U. S. federal provision	$	1,778	$	8,848	$	9,490
State provision		2,177		2,989		3,287
Total current provision	$	3,955	$	11,837	$	12,777
Deferred:						
U. S. federal provision (benefit)	$	3,994	$	(452)	$	1,723
State provision (benefit)		603		(240)		1,313
Total deferred provision (benefit)	$	4,597	$	(692)	$	3,036
Total income tax provision	$	8,552	$	11,145	$	15,813

A reconciliation of income taxes calculated at the U.S. federal statutory rate to those reflected in the Consolidated Statements of Operations is as follows (dollars in thousands):

	Years Ended December 31,					
	2020		**2021**		**2022**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Federal statutory rate	$ 5,175	21.0 %	$ 9,304	21.0 %	$ 12,000	21.0 %
Effect of state income taxes, net of federal benefit	2,080	8.4	2,180	4.9	3,630	6.3
Effect of non-deductible expenses and other, net	460	1.9	(423)	(1.0)	59	0.1
Effect of divestitures and impairment of businesses	846	3.4	103	0.2	138	0.2
Change in valuation allowance, net of federal benefit	(9)	—	(19)	—	(14)	—
Total	$ 8,552	34.7 %	$ 11,145	25.1 %	$ 15,813	27.6 %

We are subject to taxation in the United States and various states. As of December 31, 2022, tax years 2013 to 2020 are subject to examination by taxing authorities.

On May 10, 2017, we filed amended federal returns for the tax years ended December 31, 2013, 2014 and 2015, which generated refunds of $1.9 million. The amended returns are under audit and as a result, the administrative processing of the carryback claims currently under audit requires that the statute for tax years 2013 to 2015 remain open.

In connection with the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") enacted on March 27, 2020 in response to the COVID-19 pandemic, we filed a claim for a refund on June 30, 2020, to carryback the net operating losses ("NOLs") generated in the tax year ended December 31, 2018. The CARES Act, among other things, permits NOLs incurred in taxable years beginning after December 31, 2017 and before January 1, 2021, to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes in which the enacted federal rate was 35%. The refund claim for $7.0 million from the 2018 tax year was received on August 7, 2021. As our refund claim filed for tax year 2018 exceeded $5.0 million, our 2018 federal return is under audit by the Internal Revenue Service ("IRS"), as required in order to receive Joint Committee approval.

An additional carryback claim for a refund was filed on November 3, 2020 for the tax year ended December 31, 2019, for $1.2 million not yet received. On December 4, 2020, we filed an amended federal return for the tax year ended December 31, 2018, in order to take full advantage of the CARES Act legislative changes, which resulted in an additional carryback refund claim of $0.8 million not yet received, which will be processed as part of the Joint Committee review of the 2018 carryback claim.

On October 11, 2021, we received an adverse ruling from the IRS for the accounting method change filed in 2018 for revenue recognition of cemetery property. Upon receiving the adverse ruling on the revenue recognition of cemetery property accounting method change, we filed an automatic method change on Form 3115, to adopt the IRS' preferred revenue recognition method for cemetery property. The accounting method change application was submitted under the "three-month window" rule, which would grant audit protection for the cumulative effect of the adverse ruling for revenue recognition of cemetery property, at the discretion of the IRS agent conducting the audit. As uncertainty exists involving audit protection of the net operating loss carrybacks under IRS audit, a reserve for the unrecognized tax benefit was recorded for the benefit derived from carrying back losses to tax years with a higher effective tax rates than the current 21% rate.

On March 2, 2022, the IRS indicated the non-automatic method change filed for deferred revenue recognition for cemetery merchandise and services met the requirements to be filed as an automatic method change. As such, on March 31, 2022, we submitted Form 3115 to request the automatic method change and recorded a $0.5 million reduction to the reserve for uncertain tax positions.

The tax effects of temporary differences from total operations that give rise to significant deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,			
		2021		**2022**
Deferred income tax assets:				
Net operating loss carryforwards	$	1,268	$	839
Interest expense limitation		2,777		3,506
Tax credit carryforwards		88		75
State depreciation		1,195		1,297
Accrued and other liabilities		7,552		8,606
Amortization of non-compete agreements		1,172		1,213
Prepaid assets		616		—
Total deferred income tax assets		14,668		15,536
Less valuation allowance		(198)		(181)
Total deferred income tax assets	$	14,470	$	15,355
Deferred income tax liabilities:				
Depreciation and amortization	$	(56,030)	$	(61,432)
Preneed liabilities		(4,224)		(2,582)
Prepaid assets		—		(161)
Total deferred income tax liabilities		(60,254)		(64,175)
Total net deferred tax liabilities	$	(45,784)	$	(48,820)

Our deferred tax assets and liabilities, along with related valuation allowances, are classified as non-current on our Consolidated Balance Sheet at December 31, 2021 and 2022.

We record a valuation allowance to reflect the estimated amount of deferred tax assets for which realization is uncertain. Management reviews the valuation allowance at the end of each quarter and makes adjustments if it is determined that it is more-likely-than not that the tax benefits will be realized. We recognized an immaterial net decrease in our valuation allowance during 2021 and 2022.

For state reporting purposes, we have $17.3 million of net operating loss carryforwards that will expire between 2023 and 2041, if not utilized. Based on management's assessment of the various state net operating losses, it was determined that it is more-likely-than not that we will be able to realize tax benefits on some portion of the amount of the state losses. The valuation allowance at December 31, 2022 was attributable to the deferred tax asset related to a portion of the state operating losses.

We analyze tax benefits for uncertain tax positions and how they are to be recognized, measured, and derecognized in financial statements; provide certain disclosures of uncertain tax matters; and specify how reserves for uncertain tax positions should be classified on our Consolidated Balance Sheet. The deferred tax assets recognized for those NOLs are presented net of these unrecognized tax benefits.

At December 31, 2022, the Company's unrecognized tax benefit reserve for uncertain tax positions primarily relates to the uncertainty of receiving audit protection for revenue recognition of cemetery property for the benefit derived from carrying back losses to tax years with a higher effective tax rate than the current 21.0% rate. Our unrecognized tax benefit reserve for the years ended December 31, 2021 and 2022 was $3.8 million and $3.3 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31,					
		2020		**2021**		**2022**
Unrecognized tax benefit at beginning of year	$	691	$	3,656	$	3,761
Gross decreases - tax positions in prior period		(691)		—		(533)
Gross increases - tax positions in current period		3,656		105		66
Unrecognized tax benefit at end of year	$	3,656	$	3,761	$	3,294

At December 31, 2022, we expect that the $3.3 million of unrecognized tax benefit ("UTB") will be recognized in the next twelve months. We accrued interest of $0.1 million during 2022 and in total, as of December 31, 2022, recognized a liability related to the UTB's noted above for interest of $0.2 million. During 2021, we accrued interest of $0.1 million and in total, as of December 31, 2021, recognized a liability for interest of $0.1 million.

18. STOCKHOLDERS' EQUITY

Share Authorization

We are authorized to issue 80,000,000 shares of common stock, $0.01 per share par value. We had 26,264,245 and 26,359,876 shares issued and 15,331,923 and 14,732,058 shares outstanding, net of 10,932,322 and 11,627,818 shares held in treasury at par, at December 31, 2021 and 2022, respectively.

Stock Based Compensation Plans

During the year ended December 31, 2022, we had two stock benefits plans in effect under which stock, restricted stock, stock options and performance awards have been granted or remain outstanding: the Second Amended and Restated 2006 Long-Term Incentive Plan (as amended, the "Amended and Restated 2006 Plan") and the 2017 Omnibus Incentive Plan (as amended, the "2017 Plan"). The Amended and Restated 2006 Plan was terminated upon the approval of the 2017 Plan at the annual shareholders meeting on May 17, 2017. The 2017 Plan expires on May 17, 2027. All stock-based plans are administered by the Compensation Committee appointed by our Board of Directors (our "Board").

At December 31, 2022, we had 2,137,048 shares available to issue under our 2017 Plan. The termination of the Amended and Restated 2006 Plan does not affect the awards previously issued and outstanding.

Restricted Stock

Restricted stock activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2020		**2021**		**2022**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Granted[1]	10,200 $	255	9,300 $	324	— $	—
Returned for payroll taxes	10,588 $	250	10,399 $	375	4,136 $	205
Cancelled	— $	—	966 $	27	1,950 $	63

(1) Restricted stock granted during the year ended December 31, 2020 and 2021 will vest over a three-year period, if the employee has remained continuously employed by us during the vesting period, at a weighted average stock price of $25.00 and $34.79, respectively.

A summary of the number of unvested restricted stock awards and their weighted average grant date fair values during the year ended December 31, 2022 is presented in the table below (shares in thousands):

Restricted stock awards	Shares		Weighted Average Grant Date Fair Value
Unvested at January 1	22,643	$	27.21
Vested	(13,111)	$	24.23
Cancelled	(1,950)	$	32.28
Unvested at December 31	7,582	$	31.05

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for restricted stock awards of $735,000, $390,000 and $171,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

At December 31, 2022, we had $235,000 of total unrecognized compensation costs related to unvested restricted stock awards, which are expected to be recognized over a weighted average period of 0.8 years.

Stock Options

Stock option grants and cancellations are as follows (in thousands, except shares):

| | Years Ended December 31, | | | | | |
| | 2020 | | 2021 | | 2022 | |
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Granted[1]	— $	—	701,400 $	7,115	58,500 $	959
Granted[2]	— $	—	— $	—	310,000 $	5,388
Granted[3]	— $	—	150,000 $	1,684	— $	—
Granted[4]	20,000 $	92	— $	—	12,600 $	143
Cancelled	146,034 $	846	74,688 $	722	45,590 $	512

(1) Stock options granted during the year ended December 31, 2021 and 2022 had a weighted average price of $34.79 and $49.48, respectively. The fair value of these options was calculated using the Black-Scholes option pricing model. The options granted in 2021 and 2022 vest over a five-year period and have a ten-year term. These options will vest if the employee has remained continuously employed by us through the vesting period.

(2) Stock options granted during the year ended December 31, 2022 had a weighted average price of $49.48. The fair value of these options was calculated using the Black-Scholes option pricing model and vest over a seven-year period and have a ten-year term. These options will vest if the employee has remained continuously employed by us through the vesting period.

(3) We granted 150,000 options to a key employee at a weighted average price of $34.79. These options will vest when the price of our common stock closes at or above $53.39 (50,000 options) and $77.34 (100,000 options) for three consecutive days within the ten-year term and the employee has remained continuously employed by us through such date. The fair value of these options was $1.7 million.

(4) Stock options granted during the year ended December 31, 2020 and 2022 had a weighted average price of $18.02 and $31.58, respectively. The fair value of these options was calculated using the Black-Scholes option pricing model and vest over a three-year period and have a ten-year term. These options will vest if the employee has remained continuously employed by us through the vesting period.

Additional stock option activity is as follows (in thousands, except shares):

| | Years Ended December 31, | | | | | |
| | 2020 | | 2021 | | 2022 | |
	Shares	Cash	Shares	Cash	Shares	Cash
Exercised[1]	40,365	(1)	423,294	(1)	32,196	(1)
Returned for option price[2]	18,640 $	19	211,088 $	1,013	18,797 $	60
Returned for payroll taxes[3]	2,954 $	89	43,534 $	2,272	2,895 $	123

(1) Stock options exercised during the years ended December 31, 2020, 2021 and 2022 had a weighted average exercise price of $13.72, $21.99 and $25.49, respectively.

(2) Represents shares withheld/cash received for the payment of the option price.

(3) Represents shares withheld/cash paid for the payment of payroll taxes.

Stock options are granted with an exercise price equal to the closing price of our common stock on the date of grant. All of the options granted and outstanding under this plan have either a seven or ten-year term. We utilized the Black-Scholes option pricing model and Monte-Carlo simulation pricing model for estimating the fair value of our stock options. These models allow for the use of a range of assumptions related to volatility, risk-free interest rate, expected holding period and dividend yield. The expected volatility utilized in these valuation models is based on the historical volatility of our stock price. The dividend yield and expected holding period are based on historical experience and management's estimate of future events. The risk-free interest rate is derived from the U.S. Treasury yield curve based on the expected life of the option in effect at the time of grant.

The fair value of the options granted using the Black-Scholes option pricing model was estimated on the date of grant with the following assumptions:

| | **Years Ended December 31,** | | | | |
	2020	**2021**	**2022**	**2022**	**2022**
Grant date	June 25	February 17	February 23	February 23	September 27
Expected holding period (years)	3.7	5.0	7.0	5.0	4.1
Awards granted	20,000	701,400	310,000	58,500	12,600
Dividend yield	1.67 %	1.15 %	0.91 %	0.91 %	1.43 %
Expected volatility	38.54 %	36.72 %	34.35 %	33.18 %	43.68 %
Risk-free interest rate	0.25 %	0.57 %	1.98 %	1.89 %	4.29 %
Black-Scholes value	$4.61	$10.14	$17.38	$16.39	$11.35

The fair value of the options granted using the Monte-Carlo simulation pricing model was estimated on the date of grant with the following assumptions:

	Year ended December 31, 2022
Awards granted	150,000
Dividend yield	1.15 %
Expected volatility	34.08 %
Risk-free interest rate	1.29 %

A summary of the number of stock options and their weighted average exercise prices during the year ended December 31, 2022 is presented in the table below (shares in thousands):

	Shares		**Wtd. Avg. Ex. Price**
Outstanding at January 1	1,265	$	30.94
Granted	381	$	48.89
Exercised	(32)	$	25.49
Forfeited or expired	(46)	$	37.34
Outstanding at December 31	1,568	$	35.23
Exercisable at December 31	592	$	27.60

A summary of the number of stock options and their weighted average grant date fair values during the year ended December 31, 2022 is presented in the table below (shares in thousands):

	Shares		**Wtd. Avg. Fair Value**
Non-vested at January 1	839	$	9.90
Granted	381	$	17.03
Vested or exercised	(201)	$	8.86
Forfeited	(43)	$	11.43
Non-vested at December 31	976	$	12.83

A summary of the intrinsic value of stock options exercised and the fair value of stock options vested for the three years ended December 31, 2022 is presented in the table below (in thousands):

| | **Years Ended December 31,** | | | | | |
	2020		**2021**		**2022**	
Intrinsic value of options exercised	$	517	$	8,229	$	580
Fair value of stock options vested	$	735	$	1,413	$	1,784

The following table further describes our outstanding stock options at December 31, 2022:

	Options Outstanding			Options Exercisable		
Actual Ranges of Exercise Prices	Number Outstanding at 12/31/22	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/22	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$18.02 - $18.02	13,333	2.48	$ 18.02	6,667	2.48	$ 18.02
$20.06 - $26.54	435,535	4.19	$ 24.85	415,569	4.15	$ 24.82
$31.58 - $31.58	12,600	9.75	$ 31.58	—	0.00	$ —
$34.79 - $49.88	1,107,000	8.47	$ 39.56	169,980	8.14	$ 34.79
$18.02 - $49.48	1,568,468	7.24	$ 35.23	592,216	5.27	$ 27.60

The aggregate intrinsic value of the outstanding and exercisable stock options was $1.3 million and $1.2 million, respectively, at December 31, 2022. We had $9.5 million of unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options expected to be recognized over a weighted average period of 5.0 years at December 31, 2022.

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for stock options of $669,000, $2,355,000 and $2,284,000 for the years ended December 31, 2020, 2021 and 2022, respectively.

Performance Awards

Performance award activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2020		2021		2022	
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value
Granted	30,743 $	733	55,302 $	2,116	27,013 $	1,262
Cancelled	33,538 $	631	55,896 $	799	30,743 $	295

In addition to the activity described in the table above, we issued 237,500 performance awards to certain employees, during the year ended December 31, 2020, payable in shares, with a fair value of $2.8 million. On May 19, 2020, we cancelled all performance award agreements previously awarded to all individuals during 2019, as well as the 237,500 performance awards previously granted in 2020. Concurrently with the cancellation of those performance awards, the Compensation Committee of the Board approved 368,921 new performance awards to be issued to certain employees. These new performance awards were treated as a modification of the cancelled awards and resulted in an additional $1.7 million of incremental compensation expense. These awards will vest (if at all) on December 31, 2024, provided that the Company's common stock reaches the predetermined growth targets for a sustained period beginning on the grant date and ending on December 31, 2024.

On June 1, 2021, we amended the performance award agreements granted on May 19, 2020 for three of our executives. The amendment increased the amount of performance awards payable in shares for the last three predetermined growth targets. It was treated as a modification of the original performance award agreement and resulted in $2.6 million of incremental compensation expense, expected to be recognized over the remaining term of 24 months.

A summary of the number of performance awards and their weighted average grant date fair values during the year ended December 31, 2022 is presented in the table below (shares in thousands):

Performance Awards	Shares	Weighted Average Grant Date Fair Value
At January 1	435,766	$ 21.76
Granted	27,013	$ 46.71
Cancelled	(30,743)	$ 9.59
At December 31	432,036	$ 20.95

The fair value of the performance awards granted during the year ended December 31, 2022 was calculated on the date of grant using the Monte-Carlo simulation pricing model with the following assumptions:

Grant date	February 23, 2022	April 1, 2022
Simulation period (years)	2.85	2.75
Share price at grant date	$49.48	$52.49
Expected volatility	43.99 %	44.44 %
Risk-free interest rate	1.75 %	2.55 %

The fair value of the performance awards granted during the year ended December 31, 2021 was calculated on the date of grant using the Monte-Carlo simulation pricing model with the following assumptions:

Grant date	April 16, 2021	June 1, 2021	August 12, 2021	September 15, 2021	November 29, 2021
Simulation period (years)	3.71	3.58	3.39	3.29	3.09
Share price at grant date	$35.83	$38.78	$39.48	$45.27	$51.15
Expected volatility	41.17 %	41.79 %	42.85 %	43.44 %	45.50 %
Risk-free interest rate	0.52 %	0.46 %	0.53 %	0.49 %	0.85 %

At December 31, 2022, there was $5.6 million of unrecognized compensation cost related to performance awards expected to be recognized over a weighted average period of 24 months. If all of the predetermined growth targets are met as of December 31, 2024, a total of 995,873 shares of common stock would be awarded to participants under this program.

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for performance awards of $894,000, $1,573,000 and $2,524,000 during the years ended December 31, 2020, 2021 and 2022, respectively.

Employee Stock Purchase Plan

We provide all employees the opportunity to purchase common stock through payroll deductions in our ESPP. Purchases are made quarterly; the price being 85% of the lower of the price on the first day of the plan entry date (beginning of the fiscal year) or the actual date of purchase (end of quarter).

ESPP activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2020		2021		2022	
	Shares	Price	Shares	Price	Shares	Price
ESPP	71,908 $	16.71	61,904 $	26.32	52,053 $	32.38

We recorded stock-based compensation expense, which is included in *Regional and unallocated funeral and cemetery costs* and *General, administrative and other* expenses, for our ESPP of $434,000, $552,000 and $545,000 during the years ended December 31, 2020, 2021 and 2022, respectively.

The fair values of the right to purchase shares under the ESPP are estimated at the date of purchase with the four quarterly purchase dates using the following assumptions:

	Years Ended December 31,		
	2020	2021	2022
Dividend yield	1.5 %	0.01 %	0.01 %
Expected volatility	48.6 %	48.1 %	30.2 %
Risk-free interest rate	1.54%, 1.57%, 1.57%, 1.56%	0.09%, 0.09%, 0.10%,0.10%	0.08%, 0.22%, 0.31%, 0.40%
Expected life (years)	0.25, 0.50, 0.75, 1.00	0.25, 0.50, 0.75, 1.00	0.25, 0.50, 0.75, 1.00

Expected volatilities are based on the historical volatility during the previous twelve months of the underlying common stock. The risk-free rate for the quarterly purchase periods is based on the U.S. Treasury yields in effect at the time of purchase. The expected life of the ESPP grants represents the calendar quarters from the beginning of the year to the purchase date (end of each quarter).

Good To Great Incentive Program

Common stock issued to certain employees under this incentive program is as follows (in thousands, except shares):

	Years Ended December 31,					
	2020		**2021**		**2022**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
	17,991 $	449	— $	—	27,448 $	1,358

(1) Common stock granted during the year ended December 31, 2020 and 2022 had a grant date stock price of $25.00 and $49.48, respectively.

Non-Employee Director and Board Advisor Compensation

Our Director Compensation Policy provides that each independent director is entitled to a quarterly retainer of $35,000 payable in cash and/or unrestricted shares of our common stock at the end of each quarter. The Lead Director and chairman of our Audit Committee are entitled to an additional annual retainer of $10,000, payable in quarterly installments of $2,500 each at the end of each quarter, and the chairman of our Corporate Governance and Compensation Committees are entitled to an additional annual retainer of $5,000, payable in quarterly installments of $1,250 each at the end of each quarter. Any new independent director will receive upon admission to the Board a grant of $25,000 (in addition to the independent director annual retainer prorated at the time the new director is admitted to the Board) which can be taken in cash or unrestricted shares of our common stock. The Board Advisor is entitled to a quarterly retainer of $18,750 payable in cash and/or unrestricted shares of our common stock at the end of each quarter. The number of shares of such common stock will be determined by dividing the cash amount by the closing price of our common stock on the date of grant, which will be the date of admission to the Board.

On May 17, 2022, Bryan D. Leibman resigned from the Board effective on that date. He served as the Company's Lead Independent Director. Effective with Mr. Leibman's resignation, the Board appointed Donald D. Patteson, Jr. as Lead Independent Director.

Non-Employee Director and Board Advisor common stock activity is as follows (in thousands, except shares):

	Years Ended December 31,					
	2020		**2021**		**2022**	
	Shares	**Fair Value**	**Shares**	**Fair Value**	**Shares**	**Fair Value**
Board of Directors[1]	30,883 $	654	14,744 $	622	11,155 $	415
Advisor to the Board[1]	967 $	20	466 $	20	555 $	20

(1) Common stock granted during the years ended December 31, 2020, 2021 and 2022 had a weighted average price of $21.16, $42.14 and $37.14, respectively.

We recorded compensation expense, which is included in *General, administrative and other* expenses, related to annual retainers, including the value of stock granted to non-employee Directors and an advisor to our Board, of $889,000, $858,000 and $718,000 during the years ended December 31, 2020, 2021 and 2022, respectively.

Cash Dividends

Our Board declared the following dividends payable on the dates below (in thousands, except per share amounts):

2022	**Per Share**	**Dollar Value**
March 1st	$ 0.1125	$ 1,725
June 1st	$ 0.1125	$ 1,730
September 1st	$ 0.1125	$ 1,653
December 1st	$ 0.1125	$ 1,655

2021	**Per Share**	**Dollar Value**
March 1st	$ 0.1000	$ 1,799
June 1st	$ 0.1000	$ 1,808
September 1st	$ 0.1000	$ 1,783
December 1st	$ 0.1125	$ 1,873

19. SHARE REPURCHASE PROGRAM

Subject to market conditions, normal trading restrictions and satisfying certain financial covenants in our Credit Facility, and in the Indenture governing our Senior Notes, we may make purchases in the open market or through privately negotiated transactions under our Board authorized share repurchase program, in accordance with Rule 10b-18 of the Securities Exchange Act, as amended (the "Exchange Act").

On February 23, 2022, our Board authorized an increase in our share repurchase program to permit us to purchase up to an additional $75.0 million under our share repurchase program, in addition to amounts previously authorized and outstanding in accordance with Rule 10b-18 of the Exchange Act, which totaled up to $265.0 million in share repurchase authorizations.

Share repurchase activity is as follows (dollar value in thousands):

| | Years Ended December 31, | | |
	2020	2021	2022
Number of Shares Repurchased[1]	—	2,906,983	695,496
Average Price Paid Per Share	$ —	$ 49.01	$ 49.22
Dollar Value of Shares Repurchased[1]	$ —	$ 142,469	$ 34,234

(1) These amounts may differ from the repurchases of common stock amounts in the consolidated statements of cash flows due to unsettled share repurchases at the end of a period. In December 2021, we repurchased 37,408 shares for $2.4 million, the settlement of which occurred in January 2022.

Our shares were purchased in the open market at times and in amounts as management determined appropriate based on factors such as market conditions, legal requirements and other business considerations. Shares purchased pursuant to the repurchase program are currently held as treasury stock. At December 31, 2022, our share repurchase program had $48.9 million authorized for additional repurchases.

20. EARNINGS PER SHARE

Share-based awards that contain non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. Our grants of stock awards to our employees are considered participating securities and we have prepared our earnings per share calculations to exclude earnings allocated to unvested restricted stock awards, using the two-class method, in the basic and diluted weighted average shares outstanding calculation.

The following table sets forth the computation of the basic and diluted earnings per share (in thousands, except per share data):

| | Years Ended December 31, | | |
	2020	2021	2022
Numerator for basic and diluted earnings per share:			
Net income	$ 16,090	$ 33,159	$ 41,381
Less: Earnings allocated to unvested restricted stock	(46)	(53)	(26)
Income attributable to common stockholders	$ 16,044	$ 33,106	$ 41,355
Denominator:			
Denominator for basic earnings per common share - weighted average shares outstanding	17,872	17,409	14,857
Effect of dilutive securities:			
Stock options	196	475	183
Convertible Notes	9	—	—
Performance awards	—	382	670
Denominator for diluted earnings per common share - weighted average shares outstanding	18,077	18,266	15,710
Basic earnings per common share	$ 0.90	$ 1.90	$ 2.78
Diluted earnings per common share	$ 0.89	$ 1.81	$ 2.63

For the year ended December 31, 2022, there were 311,143 stock options excluded from the computation of diluted earnings per share because the inclusion of such stock options would result in an antidilutive effect. For the years ended December 31, 2020 and 2021, no stock options were excluded from the computation of diluted earnings per share.

Our performance awards are considered to be contingently issuable shares because their issuance is contingent upon the satisfaction of certain performance and service conditions. At December 31, 2022, we had satisfied certain performance criteria for the first, second and third predetermined growth targets of our performance awards to be considered outstanding. Therefore, we included these awards in the computation of diluted earnings per share as of the beginning of the reporting period.

The fully diluted weighted average shares outstanding for the year ended December 31, 2020 and the corresponding calculation of fully diluted earnings per share, included approximately 9,000 shares that would have been issued upon the conversion of our Convertible Notes as a result of the application of the if-converted method prescribed by the FASB ASC 260. At December 31, 2021 and 2022, we had no Convertible Notes outstanding.

21. SEGMENT REPORTING

Revenue, disaggregated by major source for each of our reportable segments was as follows (in thousands):

Year Ended, December 31, 2022

		Funeral		Cemetery		Total
Services	$	163,904	$	17,367	$	181,271
Merchandise		89,052		14,307		103,359
Cemetery property		—		58,611		58,611
Other revenue		13,947		12,986		26,933
Total	$	266,903	$	103,271	$	370,174

Year Ended, December 31, 2021

		Funeral		Cemetery		Total
Services	$	164,082	$	16,490	$	180,572
Merchandise		92,023		13,741		105,764
Cemetery property		—		61,957		61,957
Other revenue		13,982		13,611		27,593
Total	$	270,087	$	105,799	$	375,886

Year Ended, December 31, 2020

		Funeral		Cemetery		Total
Services	$	150,283	$	14,701	$	164,984
Merchandise		84,787		10,778		95,565
Cemetery property		—		44,065		44,065
Other revenue		14,068		10,766		24,834
Total	$	249,138	$	80,310	$	329,448

The following table presents operating income (loss), income (loss) before income taxes, depreciation and amortization, interest expense, income tax expense (benefit), total assets, long-lived assets, goodwill, capital expenditures and number of operating locations by segment (in thousands, except number of operating locations):

	Funeral	Cemetery	Corporate	Consolidated
Operating income (loss):				
2022	$ 82,080	$ 35,095	$ (37,449)	$ 79,726
2021	88,591	40,353	(35,284)	93,660
2020	57,622	26,859	(27,254)	57,227
Income (loss) before income taxes:				
2022	$ 85,196	$ 35,126	$ (63,128)	$ 57,194
2021	88,015	40,473	(84,184)	44,304
2020	56,875	27,087	(59,320)	24,642
Depreciation and amortization:				
2022	$ 11,591	$ 7,584	$ 624	$ 19,799
2021	11,062	8,217	1,241	20,520
2020	11,586	6,376	1,427	19,389
Interest expense:				
2022	$ 753	$ —	$ 25,142	$ 25,895
2021	835	—	24,610	25,445
2020	1,004	13	31,498	32,515
Income tax expense (benefit):				
2022	$ 23,555	$ 9,712	$ (17,454)	$ 15,813
2021	22,141	10,181	(21,177)	11,145
2020	19,738	9,401	(20,587)	8,552
Total assets:				
2022	$ 779,500	$ 396,389	$ 17,061	$ 1,192,950
2021	769,539	390,344	18,748	1,178,631
2020	764,535	366,964	14,326	1,145,825
Long-lived assets:				
2022	$ 630,599	$ 190,226	$ 4,518	$ 825,343
2021	611,181	176,398	3,839	791,418
2020	619,588	172,122	995	792,705
Goodwill:				
2022	$ 355,654	$ 54,483	$ —	$ 410,137
2021	344,823	47,149	—	391,972
2020	345,829	47,149	—	392,978
Capital expenditures:				
2022	$ 14,917	$ 10,566	$ 598	$ 26,081
2021	11,511	9,704	3,668	24,883
2020	6,997	7,025	1,176	15,198
Number of operating locations at year end:				
2022	171	32	—	203
2021	170	31	—	201
2020	178	32	—	210

22. SUPPLEMENTARY DATA

Balance Sheet

The following table presents the detail of certain balance sheet accounts (in thousands):

		December 31,		
		2021		**2022**
Prepaids and other current assets:				
Prepaid expenses	$	2,215	$	4,077
Federal income tax receivable		4,064		507
Other current assets		125		149
Total prepaid and other current assets	$	6,404	$	4,733
Current portion of debt and lease obligations:				
Acquisition debt	$	521	$	555
Finance lease obligations		375		414
Operating lease obligations		1,913		2,203
Total current portion of debt and lease obligations	$	2,809	$	3,172
Accrued and other liabilities:				
Incentive compensation	$	19,121	$	12,140
Insurance		4,089		3,051
Unrecognized tax benefit		3,761		3,294
Vacation		3,334		3,430
Natural disaster liability		2,628		—
Interest		2,250		2,329
Salaries and wages		2,193		2,263
Employer payroll tax deferral		1,773		—
Employee meetings and award trips		1,462		746
Income tax payable		485		459
Commissions		684		743
Perpetual care trust payable		389		222
Ad valorem and franchise taxes		450		455
Other accrued liabilities		1,154		1,489
Total accrued and other liabilities	$	43,773	$	30,621
Other long-term liabilities:				
Incentive compensation	$	1,291	$	2,541
Other long-term liabilities		128		524
Total other long-term liabilities	$	1,419	$	3,065

23. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following information is supplemental disclosure for the Consolidated Statements of Cash Flows (in thousands):

		Years Ended December 31,				
		2020		**2021**		**2022**
Cash paid for interest and financing costs	$	30,935	$	24,127	$	24,456
Cash paid (refunded) for taxes		(4,457)		16,110		9,713
Unsettled share repurchases		—		2,429		—
Fair value of donated real property		—		635		—

24. SUBSEQUENT EVENTS

On January 31, 2023, we sold one funeral home and two cemeteries in Marshall, Texas for $0.8 million.

CARRIAGE SERVICES, INC.
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at beginning of year		Charged to costs and expenses		Deduction		Balance at end of year	
Year ended December 31, 2020:								
Allowance for credit losses, current portion	$	849	$	1,617	$	1,179	$	1,287
Allowance for credit losses of preneed cemetery receivables, non-current portion		1,290		701		347		1,644
Employee severance accruals		837		596		1,271		162
Valuation allowance of the deferred tax asset		233		—		11		222
Year ended December 31, 2021:								
Allowance for credit losses, current portion	$	1,287	$	1,240	$	1,537	$	990
Allowance for credit losses of preneed cemetery receivables, non-current portion		1,644		543		1,108		1,079
Employee severance accruals		162		1,431		952		641
Valuation allowance of the deferred tax asset		222		—		24		198
Year ended December 31, 2022:								
Allowance for credit losses, current portion	$	990	$	1,821	$	1,798	$	1,013
Allowance for credit losses of preneed cemetery receivables, non-current portion		1,079		997		793		1,283
Employee severance accruals		641		1,880		1,361		1,160
Valuation allowance of the deferred tax asset		198		—		17		181

ITEM 9.   **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.**

None.

ITEM 9A.   **CONTROLS AND PROCEDURES.**

Management's Evaluation of Disclosure Controls and Procedures

Our management, including our principal executive and financial officers, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-K. Our disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our principal executive and financial officers have concluded that our disclosure controls and procedures were effective as of December 31, 2022 (the end of the period covered by this Form 10-K).

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management's report on our internal control over financial reporting is presented on the following page of this Form 10-K. Grant Thornton LLP, the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has issued an attestation report on our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's Consolidated Financial Statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2022 using the framework specified in *Internal Control — Integrated Framework (2013)*, published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The Company's internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, an independent registered public accounting firm, which also audited the financial statements of the Company for the year ended December 31, 2022, as stated in their report that is presented in this Annual Report.

/s/ Melvin C. Payne

Melvin C. Payne
Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

/s/ Adeola Olaniyan

Adeola Olaniyan
Corporate Controller and Principal Accounting Officer
(Interim Principal Financial Officer)

March 1, 2023

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2022, there was no change in our system of internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (as amended, the "Code"), which is applicable to each of our Directors, Officers, and employees, including our principal executive officer and other senior financial officers, who include our principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code is available on our internet website at *www.carriageservices.com*. To the extent required by SEC rules, we intend to disclose any amendments to this code and any waiver of a provision of the Code for the benefit of our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following any such amendment of waiver, or within any other period that may be required under SEC rules from time to time.

The information required by Item 10 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 11.   EXECUTIVE COMPENSATION.

The information required by Item 11 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 12 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2022.

The following table, required by Item 201(d) of Regulation S-K, summarizes information regarding the number of shares of our common stock that are available for issuance under all of our existing equity compensation plans as of December 31, 2022.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,568,468	$ 35.23	2,137,048
Equity compensation plans not approved by security holders	—	—	—
Total	1,568,468	$ 35.23	2,137,048

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

The information required by Item 13 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2022.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by Item 14 is incorporated in this Form 10-K by reference to our definitive proxy statement or an amendment to this Form 10-K to be filed with the SEC not later than 120 days after the end of the fiscal year ended December 31, 2022.


PART IV


ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(1) FINANCIAL STATEMENTS

The following financial statements and the Report of Independent Registered Public Accounting Firm are filed as a part of this Form 10-K on the pages indicated:

	Page
Reports of Independent Registered Public Accounting Firm	44
Consolidated Balance Sheet as of December 31, 2021 and 2022	46
Consolidated Statements of Operations for the Years Ended December 31, 2020, 2021 and 2022	47
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2020, 2021 and 2022	48
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022	49
Notes to Consolidated Financial Statements	50
Management's Report on Internal Control over Financial Reporting	93

(2) FINANCIAL STATEMENT SCHEDULES

The following Financial Statement Schedule is included in this Form 10-K on the page indicated:

	Page
Financial Statement Schedule II — Valuation and Qualifying Accounts	91

All other schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

(3) EXHIBITS

A copy of this Form 10-K, excluding exhibits, will be furnished at no charge to each person to whom a proxy statement for our 2023 annual meeting of stockholders is delivered upon the request of such person. Exhibits to this Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. Requests for copies should be directed to our Corporate Secretary, by mail at 3040 Post Oak Boulevard, Suite 300, Houston, Texas 77056 or by phone at 1-866-332-8400 or 713-332-8400.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation, as amended, of the Company. Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, filed on March 20, 1997.
3.2	Certificate of Amendment dated May 7, 1997. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997, filed on November 14, 1997.
3.3	Certificate of Amendment dated May 7, 2002. Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed on August 13,2002.

3.4	Second Amended and Restated By-Laws of Carriage Services, Inc. dated July 28, 2021. Incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022.
4.1	Indenture, dated as of May 13, 2021, among the Company, the Guarantors (as defined therein) and Wilmington Trust, National Association, as Trustee. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 13, 2021.
4.2	Form of 4.25% Senior Notes due 2029 (included with the Indenture filed as Exhibit 4.1). Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 13, 2021.
4.3	Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2012, filed on August 7, 2012. †
4.4	First Amendment to Carriage Services, Inc. Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2013, filed March 5, 2014. †
4.5	Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2013, filed on November 6, 2013. †
4.6	First Amendment to the Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed on April 4, 2018. †
4.7	Second and Third Amendments to the Amended and Restated Carriage Services, Inc. 2007 Employee Stock Purchase Plan. Incorporated by reference to Appendix A and B, respectively, to the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 5, 2021 and Amendment No. 1 to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2021. †
4.8	Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Appendix A of the Proxy Statement on Schedule 14A filed on April 5, 2017. †
4.9	First Amendment to the Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Appendix C to the Company's Definitive Proxy Statement on Schedule 14A filed on April 5, 2021 and Amendment No. 1 to our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2021.†
4.10	Summary of Securities Registered under Section 12. Incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022.
10.1	Indemnity Agreement with Melvin C. Payne dated December 18, 2000. Incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed on April 2, 2001. †
10.2	Director Compensation Policy dated February 19, 2020. Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †
10.3	Form of Incentive Stock Option Agreement under Carriage Services, Inc. Second Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2013, filed on August 8, 2013. †
10.4	Form of Restricted Stock Agreement under Carriage Services, Inc. Second and Amended and Restated 2006 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its quarter ended June 30, 2013, filed on August 8, 2013. †
10.5	Form of Employee Restricted Stock Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †

10.6   Form of Employee Incentive Stock Option Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †

10.7   Form of Employee Stock Option Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2017, filed on February 21, 2018. †

10.8   Employment Agreement dated November 5, 2019, by and between the Company and Melvin C. Payne. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 8, 2019.†

10.9   First Amendment to Employment Agreement dated February 17, 2021 by and between the Company and Melvin C. Payne. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2021. †

10.10   Form of First Amendment to Employment Agreement Consideration $77.34 Option Grant dated February 17, 2021 by and between the Company and Melvin C. Payne. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its quarter ended March 31, 2021, filed on May 5, 2021. †

10.11   Form of First Amendment to Employment Agreement Consideration $53.39 Option Grant dated February 17, 2021 by and between the Company and Melvin C. Payne. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for its quarter ended March 31, 2021, filed on May 5, 2021. †

10.12   Employment Agreement dated November 5, 2019, by and between the Company and Shawn Phillips. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 8, 2019. †

10.13   Employment Agreement dated November 5, 2019, by and between the Company and Carl Benjamin Brink. Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on November 8, 2019. †

10.14   Employment Agreement dated November 5, 2019, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †

10.15   Employment Agreement dated June 25, 2020, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †

10.16   First Amendment to Employment Agreement dated June 1, 2021, by and between the Company and Carl Benjamin Brink. Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †

10.17   First Amendment to Employment Agreement dated June 1, 2021, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †

10.18   First Amendment to Employment Agreement dated June 1, 2021, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form for its fiscal year ended December 31, 2021, 10-K filed on March 2, 2022. †

10.19   Form of Performance Award Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 22, 2020. †

10.20   Form of First Amendment to Performance Award Agreement under Carriage Services, Inc. 2017 Omnibus Incentive Plan dated as of June 1, 2021. Incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2021, filed on March 2, 2022. †

10.21   First Amended and Restated Credit Agreement dated as of May 13, 2021, among Carriage Services, Inc., the guarantors party thereto, the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 13, 2021.

10.22	First Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of November 22, 2021, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 23, 2021.
10.23	Form of Notes Repurchase Agreement. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 4, 2020.
10.24	Second Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of May 27, 2022, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender, and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 1, 2022.
10.25	Release and Separation Agreement by and between the Company and Carl Benjamin Brink, dated September 27, 2022 and effective January 2, 2023. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.26	Second Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Steven D. Metzger. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.27	Second Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Carlos Quezada. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.28	First Amendment to Employment Agreement dated September 30, 2022, by and between the Company and Shawn Phillips. Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for its quarter ended September 30, 2022, filed on November 2, 2022.†
10.29	Third Amendment and Commitment Increase to First Amended and Restated Credit Agreement dated as of December 9, 2022, among Carriage Services, Inc., the financial institutions party thereto, as lenders, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2022.
*21.1	Subsidiaries of the Company.
*23.1	Consent of Grant Thornton LLP.
*31.1	Certification of Periodic Financial Reports by Melvin C. Payne in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Periodic Financial Reports by Adeola Olaniyan in satisfaction of Section 302 of the Sarbanes-Oxley Act of 2002.
**32	Certification of Periodic Financial Reports by Melvin C. Payne and Adeola Olaniyan in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002 and 18 U.S.C. Section 1350.
*101	Interactive Data Files.

_____

(*)   Filed herewith.

(**)   Furnished herewith.

(†)   Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 1, 2023.

CARRIAGE SERVICES, INC.

By: **/s/ Melvin C. Payne**

Melvin C. Payne
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Melvin C. Payne **Melvin C. Payne**	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 1, 2023
/s/ Adeola Olaniyan **Adeola Olaniyan**	Corporate Controller and Principal Accounting Officer (Interim Principal Financial Officer)	March 1, 2023
/s/ Carlos R. Quezada **Carlos R. Quezada**	President, Chief Operating Officer and Vice Chairman of the Board	March 1, 2023
/s/ Donald D. Patteson Jr. **Donald D. Patteson Jr.**	Director	March 1, 2023
/s/ Barry K. Fingerhut **Barry K. Fingerhut**	Director	March 1, 2023
/s/ Douglas Meehan **Douglas Meehan**	Director	March 1, 2023
/s/ Achille Messac **Achille Messac**	Director	March 1, 2023



CARRIAGE SERVICES, INC.

3040 Post Oak Boulevard, Suite 300
Houston, Texas 77056

713.332.8400